                             PETROGLYPH ENERGY, INC.

                                1302 NORTH GRAND
                            HUTCHINSON, KANSAS 67501
                                 (316) 665-8500

                                                               November __, 2000

TO THE STOCKHOLDERS OF PETROGLYPH ENERGY, INC.


         You are cordially invited to attend a special meeting of stockholders of Petroglyph Energy, Inc. to be held at Petroglyph's corporate offices at 1302 North Grand, Hutchinson, Kansas 67501 on December __, 2000 at 10:00 a.m. local time.


         As described in the accompanying proxy statement, at the special meeting, you will be asked to approve a merger agreement, as amended, and the transactions contemplated by that agreement, including the merger of Petroglyph Acquisition Sub, Inc., a corporation newly formed by III Exploration Company, with and into Petroglyph. III Exploration, Petroglyph's largest stockholder, owns approximately 59% of Petroglyph's common stock and three persons affiliated with III Exploration serve on Petroglyph's board of directors. In the merger:

o each outstanding share of the common stock of Petroglyph (other than shares owned by III Exploration and its affiliates) will be converted into the right to receive $2.85 in cash; and

o    Petroglyph will become a wholly-owned subsidiary of III Exploration.

         The board of directors of Petroglyph formed a special committee of one independent director to evaluate the fairness of the proposed merger to the stockholders of the company. The special committee has received a written opinion dated June 19, 2000 of its financial advisor, Prudential Securities Incorporated, to the effect that, as of such date and based upon and subject to the matters stated in the opinion, the merger consideration to be received by the common stockholders of the company, other than III Exploration and its affiliates, was fair from a financial point of view. The special committee approved the merger agreement and the transactions contemplated thereby and recommended that the entire board of directors approve it and submit it to Petroglyph's stockholders for approval.

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, HAS DETERMINED THAT THE MERGER IS FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF PETROGLYPH AND THE HOLDERS OF ITS COMMON STOCK AND RECOMMENDS THAT PETROGLYPH'S STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. IN WEIGHING THIS RECOMMENDATION, HOWEVER, YOU SHOULD BE AWARE THAT CERTAIN MEMBERS OF THE BOARD OF DIRECTORS MAY HAVE ACTUAL, APPARENT OR POTENTIAL CONFLICTS OF INTEREST WHICH ARE DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

         Consideration of the merger is an important matter for Petroglyph and its stockholders. YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES OF COMMON STOCK YOU OWN. To assure your representation at the special meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope, which requires no postage if mailed in the United States. This will allow your shares to be voted whether or not you attend the meeting. If you attend the special meeting, you may vote in person even if you have previously returned your proxy.

         Detailed information concerning the merger agreement and the proposed merger is set forth in the accompanying proxy statement. Whether or not you plan to attend the special meeting, I urge you to read the enclosed material carefully.

                                        Sincerely,


                                        Robert C. Murdock
                                        President, Chief Executive Officer and
                                        Chairman of the Board

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROXY STATEMENT IS BEING MAILED TO PETROGLYPH STOCKHOLDERS BEGINNING ON OR ABOUT NOVEMBER ___, 2000.

                             PETROGLYPH ENERGY, INC.

                                1302 NORTH GRAND
                            HUTCHINSON, KANSAS 67501

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS


                         TO BE HELD ON DECEMBER __, 2000


TO THE STOCKHOLDERS OF
PETROGLYPH ENERGY, INC.


         Notice is hereby given that a special meeting of stockholders, or any adjournment or postponement thereof, of Petroglyph Energy, Inc., a Delaware corporation, will be held on December ___, 2000, at 10:00 a.m., local time, at Petroglyph's corporate offices at 1302 North Grand, Hutchinson, Kansas 67501, for the following purposes:


         1. To consider and vote on a proposal to approve and adopt an Agreement and Plan of Merger, dated June 20, 2000, as amended, by and between III Exploration Company and Petroglyph Energy, Inc., and the transactions contemplated by that agreement; and

         2. To transact such other business as may properly come before the meeting or any adjournment(s) thereof.

         You are cordially invited to attend the special meeting of the stockholders. At this meeting, you will be asked to consider and vote on the merger of Petroglyph with Petroglyph Acquisition Sub, Inc., a wholly owned subsidiary of III Exploration, which is a wholly owned subsidiary of Intermountain Industries, Inc.

         Only holders of Petroglyph common stock of record at the close of business on November __, 2000 are entitled to notice of and to vote at the special meeting and any adjournments and postponements thereof.

         Stockholders who do not vote in favor of adopting the merger agreement and the merger and who otherwise comply with the requirements of Delaware law will be entitled to appraisal rights. A summary of the applicable Delaware law provisions, including the actions a stockholder must take in order to exercise his or her appraisal rights, is contained in the accompanying proxy statement.

         Holders of stock options under the company's 1997 Incentive Plan are hereby notified that the merger would constitute a "fundamental change" under the company's option agreements. Option holders may exercise their options, vested or unvested, prior to the merger. The merger agreement does not provide for survival of the options, and the company will cause all unexercised options to terminate upon the consummation of the merger.

                                   BY ORDER OF THE BOARD OF DIRECTORS


                                   ROBERT C. MURDOCK

                                   President, Chief Executive Officer and
                                   Chairman of the Board

November __, 2000

                                TABLE OF CONTENTS


                                                                                                               PAGE
                                                                                                               ----

SUMMARY TERM SHEET................................................................................................1

   The Proposed Transaction.......................................................................................1
   Parties to the Transaction.....................................................................................1
   Background of the Merger; Board of Directors Recommendation....................................................2
   Special Committee's Recommendation.............................................................................2
   Intermountain's Reasons for the Merger.........................................................................3
   Stockholder Vote Required to approve the Merger Agreement and the Merger.......................................4

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING...................................................................5

THE SPECIAL MEETING...............................................................................................7

   Date, Time and Place; Purpose..................................................................................7
   Record Date and Voting.........................................................................................7
   Vote Required..................................................................................................7
   Voting, Revocation and Solicitations of Proxies................................................................8
   Adjournments or Postponements..................................................................................8
   Other Matters To Be Considered.................................................................................9

SPECIAL FACTORS..................................................................................................10

   Background of the Merger......................................................................................10
   Purposes and Reasons for the Merger...........................................................................18
   Effects of the Merger.........................................................................................18
   Alternatives Considered.......................................................................................19
   Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger....................20
   Opinion of Financial Advisor to the Special Committee.........................................................25
   Material Federal Income Tax Considerations....................................................................36
   Accounting Treatment of the Merger............................................................................37

PETROGLYPH.......................................................................................................38

   Business......................................................................................................38
   Recent Events.................................................................................................39
   Properties....................................................................................................49
   Selected Financial Data.......................................................................................56
   Management's Discussion and Analysis of Financial Condition and Results of Operations.........................57
   Forward-Looking Statements....................................................................................67
   Quantitative and Qualitative Disclosure About Market Risk.....................................................73
   Changes In and Disagreements With Accountants On Accounting and Financial Disclosure..........................73

PETROGLYPH ACQUISITION SUB, INC..................................................................................74

III EXPLORATION...................................................................................................74

CONFLICTS OF INTEREST.............................................................................................75

FINANCING; SOURCE OF FUNDS........................................................................................76

FEES AND EXPENSES.................................................................................................76

REGULATORY REQUIREMENTS...........................................................................................76

PLANS FOR PETROGLYPH AFTER THE MERGER.............................................................................77

THE MERGER AGREEMENT..............................................................................................77

   The Merger.....................................................................................................77
   Time of Closing................................................................................................78
   Exchange and Payment Procedures................................................................................78
   Transfers of Shares............................................................................................78
   Treatment of Stock Options.....................................................................................78
   Representations and Warranties.................................................................................79
   Petroglyph's Covenants.........................................................................................79
   Petroglyph Acquisition Sub's Covenants.........................................................................79
   Indemnification and Insurance of Petroglyph's Directors, Officers and Employees................................79
   Conditions.....................................................................................................79
   Certificate of Incorporation; Bylaws; Officers and Directors...................................................80
   Termination of the Merger Agreement............................................................................81
   Expenses.......................................................................................................81
   Amendments; Waivers............................................................................................81

CERTAIN EXISTING RELATIONSHIPS....................................................................................82

RIGHTS OF DISSENTING STOCKHOLDERS.................................................................................83

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION................................................................88

COMMON STOCK PURCHASE INFORMATION.................................................................................89

CURRENT MANAGEMENT OF III EXPLORATION, INTERMOUNTAIN AND PETROGLYPH...............................................89

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....................................................93

OTHER MATTERS.....................................................................................................94

STOCKHOLDER PROPOSALS.............................................................................................94

INDEPENDENT AUDITORS..............................................................................................94

WHERE YOU CAN FIND MORE INFORMATION..............................................................................95

GLOSSARY OF OIL AND NATURAL GAS TERMS............................................................................96

FINANCIAL STATEMENTS............................................................................................F-1



Appendix A   -   Agreement and Plan of Merger, as Amended
Appendix B   -   Fairness Opinion of Prudential Securities Incorporated
Appendix C   -   Delaware Appraisal Rights Statute

                               SUMMARY TERM SHEET

THE PROPOSED TRANSACTION (PAGES 10-37 AND 77-81)

         You are being asked to approve the proposed merger of Petroglyph with and into a newly formed wholly-owned subsidiary of III Exploration. In connection with the merger:

o each holder of Petroglyph's common stock, other than III Exploration and its affiliates and any holder who properly perfects his or her appraisal rights under Delaware law, will be entitled to receive $2.85 in cash for each share of Petroglyph common stock outstanding at the time of the merger;

o Petroglyph will continue as the surviving corporation and become a privately-held company owned by III Exploration, a wholly-owned subsidiary of Intermountain Industries, Inc;

o Petroglyph will terminate registration of its common stock under the Securities Exchange Act of 1934 and there will be no public market for its stock;

o the receipt of the merger consideration will be a taxable transaction to the holders of Petroglyph common stock for U.S. federal income tax purposes under the Internal Revenue Code and may be a taxable transaction for foreign, state and local income tax purposes as well. Holders will recognize gain or loss measured by the difference between the amount of cash they receive and their tax basis in the shares of common stock exchanged therefor. You should consult your own tax advisors regarding the U.S. federal income tax consequences of the merger particular to you, as well as any tax consequences under state, local or foreign laws; and

o holders of common stock of Petroglyph who do not vote in favor of the merger agreement and the merger and who comply with the requirements of Delaware law will have the right to dissent and seek appraisal of the fair value of their shares of common stock if the merger is completed. A summary describing the actions you must take in order to exercise your appraisal rights is set forth beginning on page 83 of this proxy statement and a copy of the Delaware statute regarding appraisal rights is provided in Appendix C.

PARTIES TO THE TRANSACTION (PAGES 38-74)

o Petroglyph Energy, Inc.: Petroglyph is an independent energy company which was incorporated in October 1997 under the laws of the State of Delaware. Petroglyph is engaged in the exploration, development and acquisition of crude oil and natural gas reserves.

o III Exploration Company: III Exploration Company was incorporated in October 1992 under the laws of the State of Idaho. It was formed for the purpose of exploring for and developing natural gas and oil deposits. It has been actively engaged in this activity since its incorporation.

o Petroglyph Acquisition Sub, Inc.: Petroglyph Acquisition Sub, Inc. is a Delaware corporation newly formed by III Exploration for the purpose of effecting the merger. Petroglyph Acquisition Sub will not have engaged in any business activities other than in connection with its organization and the consummation of the transactions contemplated by the merger agreement.

o Intermountain Industries, Inc.: Intermountain was incorporated in August 1984 under the laws of the State of Idaho. It is a closely held holding company that neither owns nor operates any physical properties. Intermountain is the owner of all the outstanding common stock of its operating subsidiaries: Intermountain Gas Company, III Exploration Company and InterWest Capital, Inc.

BACKGROUND OF THE MERGER; BOARD OF DIRECTORS RECOMMENDATION (PAGES 10-17 AND 20-24)

         Upon receiving an initial proposal from Intermountain to acquire through a merger the outstanding shares of Petroglyph common stock not already owned by Intermountain's wholly-owned subsidiary, III Exploration, Petroglyph formed a special committee. The special committee, consisting of the one independent director not affiliated with Intermountain or its affiliates or otherwise interested in the proposed transaction, was formed for the purpose of evaluating the fairness of Intermountain's merger proposal to Petroglyph's stockholders, other than Intermountain and its affiliates.

         The special committee has concluded, and has so advised and recommended to the board of directors:

o        that the terms of the merger agreement be approved;

o that the board of directors approve the merger and submit the proposal to Petroglyph's stockholders for their approval; and

o that the board of directors recommend that the stockholders vote in favor of the merger.

         Based on the recommendation of the special committee, the board of directors believes that the terms of the merger agreement are fair to, and in the best interests of, Petroglyph's stockholders, other than Intermountain and its affiliates. The board unanimously approved the merger agreement and the merger and recommends that you vote for approval of the merger agreement and the merger. In weighing this recommendation, however, you should be aware that certain members of the board of directors may have actual, apparent or potential conflicts of interest which are described more fully on page 75 of this proxy statement.

SPECIAL COMMITTEE'S RECOMMENDATION (PAGES 20-24)

         In arriving at the conclusion stated above, the special committee relied, in part, on the opinion of Prudential Securities Incorporated, its financial advisor, that the merger consideration of $2.85 per share was fair, as of the date of the opinion, to the stockholders of Petroglyph, other than

Intermountain and its affiliates, from a financial point of view. In addition, the special committee considered a number of factors, including the following:

o the fact that the per share price to be paid in the merger represents a premium over the recent closing prices of Petroglyph's common stock before Petroglyph announced it had received the initial merger proposal;

o the absence of any viable alternative sale or merger proposals from other potential bidders and III Exploration's stated desire not to sell its shares to a third party;

o the absence of adequate financing alternatives which would enable Petroglyph to address its liquidity shortage and continue its operations; and

o the special committee's belief that the price per share to be received in the merger was fair relative to its own assessment of the business, condition and prospects of Petroglyph, as a going concern, taking into account the company's financial situation and prospects.

INTERMOUNTAIN'S REASONS FOR THE MERGER (PAGE 18)


         According to William C. Glynn, President of III Exploration and Intermountain, Intermountain proposed the merger because Intermountain believed Petroglyph's projected cash needs and its inability to arrange a commercially reasonable credit facility were likely to result in the cessation of Petroglyph's future development plans, the default of Petroglyph under its credit facility and its eventual liquidation. As the majority stockholder of Petroglyph, such an event could be expected to have an adverse effect on III Exploration and could result in a loss in III Exploration's and the other Petroglyph stockholders' investment in the company.


         Each of the following parties has expressly adopted the conclusion of the board of directors and special committee that the transaction is fair to the stockholders of Petroglyph, other than III Exploration and its affiliates:

o        Intermountain;

o        III Exploration;

o        Petroglyph Acquisition Sub

o Century Partners - Idaho Limited Partnership, the majority owner of Intermountain; and

o Richard Hokin, the general partner of Century Partners - Idaho Limited Partnership.

STOCKHOLDER VOTE REQUIRED TO APPROVE THE MERGER AGREEMENT AND THE MERGER (PAGES 7-9)

o The merger agreement and the merger must be approved by the affirmative vote of at least a majority of the outstanding shares of common stock.

o III Exploration and its affiliates own a majority of the outstanding shares of common stock, and III Exploration has agreed in the merger agreement to vote all of its shares in favor of the merger agreement and the merger. Therefore, unless a condition to the consummation of the merger is not satisfied and III Exploration does not waive such condition, approval of the merger agreement and the merger by Petroglyph's stockholders is assured, regardless of whether you or any of the other stockholders vote for or against, or abstain from voting upon, the merger.

o More information regarding voting by proxy or at the special meeting is provided on pages 5-6 and 7-9.

                 QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q. WHAT IS THE DATE, TIME AND PLACE OF THE MEETING (SEE PAGE 7)?

A. The special meeting of stockholders will be held on December __, 2000, at 10:00 a.m., local time, at Petroglyph's corporate offices at 1302 North Grand, Hutchinson, Kansas 67501.

Q. WHO IS ENTITLED TO VOTE AT THE SPECIAL MEETING (SEE PAGE 7)?

A. Stockholders of record as of the close of business on November ___, 2000 are entitled to vote at the special meeting.

Q. HOW DO I VOTE (SEE PAGE 8)?

A. You can vote by signing and mailing your proxy card. You may also vote in person at the special meeting.

Q. IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME (SEE PAGE 7)?

A. Generally, your broker will not have the power to vote your shares. Your broker will vote your shares only if you provide him or her with instructions on how to vote. You should follow the directions provided by your broker on how to instruct your broker to vote your shares. Without instructions, your shares will not be voted, which for purposes of voting on the merger agreement and the merger will have the same effect as voting against the merge

Q. WHAT DO I NEED TO DO NOW (SEE PAGE 8)?

A. Please complete, date and sign your proxy card and then mail it in the enclosed postage-paid envelope as soon as possible, so that your shares may be represented at the special meeting.

Q. SHOULD I SEND IN MY STOCK CERTIFICATES NOW (SEE PAGE 78)?

A. No. Soon after the merger is completed, we will send you written instructions explaining how to exchange your Petroglyph stock certificates for cash.

Q. MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD (SEE PAGE 8)?

A. Yes. You may revoke it any time before the special meeting by:

         o giving written notice of your revocation to our corporate secretary;

         o filing a revoking instrument or a duly executed proxy bearing a later date with our corporate secretary; or

         o        attending the special meeting and voting in person.

Q. WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED (SEE PAGES 77-81)?


A. We are working to complete the merger as quickly as possible. We expect to complete the merger, if it is approved by our stockholders, promptly following the special meeting.


Q. WHAT HAPPENS IF I SELL MY PETROGLYPH COMMON STOCK BEFORE THE SPECIAL MEETING (SEE PAGE 7)?

A. The record date for the special meeting is November __, 2000. If you hold your Petroglyph shares on the record date but subsequently transfer your Petroglyph shares after the record date and before the merger, you will retain your right to vote at the special meeting but not the right to receive the merger consideration. The right to receive the merger consideration will pass to the person to whom you transferred your shares.

Q. WHO DO I CONTACT FOR MORE INFORMATION?

A. If you have other questions about the merger or would like additional copies of this proxy statement, you should contact:

                             Petroglyph Energy, Inc.
                                1302 North Grand
                            Hutchinson, Kansas 67501
                            Attn: Corporate Secretary
                             Telephone: 316-665-8500

                               THE SPECIAL MEETING

DATE, TIME AND PLACE; PURPOSE


         This proxy statement is being furnished to Petroglyph stockholders as part of the solicitation of proxies by Petroglyph's board of directors for use at a special meeting to be held on December __, 2000, starting at 10:00 a.m., local time, at Petroglyph's corporate offices at 1302 North Grand, Hutchinson, Kansas 67501. The purpose of the special meeting is for Petroglyph's stockholders to consider and vote upon a proposal to approve the merger agreement and the merger. A copy of the merger agreement, as amended, is attached to this proxy statement as Appendix A. This proxy statement and the enclosed form of proxy are first being mailed to Petroglyph stockholders on or about November __, 2000.


RECORD DATE AND VOTING

         The holders of record of shares of Petroglyph common stock as of the close of business on November __, 2000 (referred to as the "record date" in this proxy statement), are entitled to receive notice of, and to vote at, the special meeting. On the record date, __________ shares of Petroglyph common stock were issued and outstanding. Holders of common stock are entitled to one vote per share.

         The holders of record of a majority of the outstanding shares of Petroglyph common stock on the record date, represented in person or by proxy, will constitute a quorum for purposes of the special meeting. A quorum is necessary to hold the special meeting. Once a share is represented at the special meeting, it will be counted for the purpose of determining a quorum at the special meeting and any adjournment or postponement of the special meeting, unless the holder is present solely to object to the special meeting. Because III Exploration by itself holds a majority of the outstanding shares of Petroglyph common stock, a quorum will be present if the shares held or controlled by III Exploration are represented at the meeting, and no quorum is possible without representation of III Exploration's shares.

VOTE REQUIRED

         Approval by Petroglyph's stockholders of the merger agreement and the merger will require the affirmative vote of a majority of the outstanding shares of common stock. Under the Delaware General Corporation Law, the required vote is based on the number of shares of common stock outstanding, not the number of votes cast.

         Any abstentions, broker non-votes (shares held by brokers or nominees as to which they have no discretionary authority to vote on a particular matter and have received no instructions from the beneficial owners or persons entitled to vote thereon) or other limited proxies will have the same effect as a vote against the proposal to approve the merger agreement and the merger.

         III Exploration, which owns a majority of the outstanding shares of Petroglyph common stock, has agreed in the merger agreement to vote all shares owned by it in favor of the merger agreement and the merger at the special meeting. Therefore, unless a condition to the consummation of the merger is not satisfied and III Exploration does not waive such condition, approval of the merger agreement and the merger by Petroglyph's stockholders is assured.


         Robert C. Murdock, S. Ken Smith and A.J. Schwartz, executive officers and/or directors of Petroglyph who collectively beneficially own approximately 7% of the outstanding shares of Petroglyph common stock, have also informed the company that they intend to vote their shares in favor of the merger agreement and the merger.


         The approval of the merger by a majority of stockholders who are unaffiliated with III Exploration is not required.

VOTING, REVOCATION AND SOLICITATIONS OF PROXIES

         If you vote your shares of Petroglyph's common stock by signing a proxy, your shares will be voted at the special meeting as you indicate on your proxy card. If no instructions are indicated on your signed proxy card, your shares of Petroglyph common stock will be voted FOR the approval of the merger agreement. You may revoke your proxy at any time before the proxy is voted at the special meeting. A proxy may be revoked prior to the vote at the special meeting by submitting a written revocation to the corporate secretary of Petroglyph at 1302 North Grand, Hutchinson, Kansas 67501 or by submitting a new proxy, in either case, dated after the date of the proxy that is being revoked. In addition, a proxy may also be revoked by voting in person at the special meeting. However, simply attending the special meeting will not revoke a proxy.

         All expenses incurred in connection with solicitation of the enclosed proxy will be paid by Petroglyph. Officers and employees of Petroglyph may solicit proxies by telephone or in person. However, they will not be paid for soliciting proxies. Petroglyph also will request that persons and entities holding shares in their names or in the names of their nominees that are beneficially owned by others send proxy materials to and obtain proxies from those beneficial owners, and will reimburse those holders for their reasonable expenses in performing those services.

ADJOURNMENTS OR POSTPONEMENTS

         Although it is not expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. Any adjournment or postponement of the special meeting may be made without notice, other than by an announcement made at the special meeting, by approval of the holders of a majority of the votes present in person or represented by proxy at the special meeting, whether or not a quorum exists. Any signed proxies received by Petroglyph will be voted in favor of an adjournment or postponement of the special meeting in these circumstances, unless either a written note on the proxy delivered by the stockholder directs otherwise or the stockholder has voted against the merger agreement. Thus, proxies voting against the merger agreement will not be used to vote for adjournment of the special meeting for the purpose of providing additional time to solicit votes to approve the merger agreement. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Petroglyph stockholders who have already sent in their proxies to revoke them at any time prior to their use.

OTHER MATTERS TO BE CONSIDERED

         Petroglyph's board is not currently aware of any other business to be brought before the special meeting. If, however, other matters are properly brought before the special meeting or any adjournment or postponement of the special meeting, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment.

                                 SPECIAL FACTORS

BACKGROUND OF THE MERGER

         Since its inception, Petroglyph has from time to time considered the possibility of entering into strategic merger and acquisition transactions with other oil and gas exploration and production companies. Petroglyph has also regularly engaged in discussions relating to potential acquisitions and divestitures of oil and gas properties.

         Between the summer of 1998 and the summer of 1999, Petroglyph, with the assistance of Prudential Securities acting as its strategic advisor, attempted to locate a strategic partner for a potential merger. After discussing a potential transaction with several industry participants, the company was unable to attract serious inquiries.

         Between January 1999 and June 1999, Petroglyph contacted approximately 30 industry participants regarding a possible joint venture to develop the company's Raton Basin properties. After preliminary discussions with several of these parties, Petroglyph entered into confidentiality agreements with each of these potential partners.

         In June 1999, members of Petroglyph's management began discussions with representatives of certain industry participants, including III Exploration, an affiliate of Intermountain Industries, with the purpose of locating interested investors willing to buy shares of Petroglyph's common stock in the open market. In August 1999, III Exploration acquired 2,753,392 shares of common stock or approximately 50.4% of the outstanding common stock of Petroglyph from three of the company's principal stockholders and certain of their affiliates for approximately $8.3 million, or $3.00 per share.

         Following the consummation of this acquisition, William C. Glynn, Richard Hokin and Eugene C. Thomas, who are members of Intermountain's and III Exploration's boards of directors, were appointed to fill vacancies on Petroglyph's board of directors, which then consisted of five members.

         After the August 1999 acquisition by III Exploration of shares of Petroglyph's common stock, Petroglyph's board of directors began discussing Petroglyph's capital expenditure budget for the remainder of 1999 and 2000. In addition, management presented estimated cash flow information for Petroglyph for the same period. According to management estimates, Petroglyph needed to increase cash flow from its existing properties, from the sale of its Texas properties, from the sale of a portion of its Raton Basin properties, from additional equity or debt financings and/or from increases in its borrowing capacity under its existing or another credit facility to maintain its current level of operations and to fund future development. As a result of this information, the board began discussing possible transactions that would improve Petroglyph's cash flow and increase its liquidity.

         During September 1999, representatives of Petroglyph began having discussions with representatives of Chase, its senior lender, regarding the company's relationship with Chase. Chase advised Petroglyph that it was restructuring its energy lending group to focus on larger company accounts, and that Petroglyph should consider obtaining alternative financing. Petroglyph began discussions with several prospective lenders, but no new relationship was established.

         In September 1999, Petroglyph's board considered two proposals from potential partners in the Raton Basin. Because the board remained positive about the prospects of the project and the proposals did not meet the company's expectations in terms of financial commitments and suitable terms, the board determined to continue the evaluation of the company's pilot program and did not pursue either proposal.

         In November 1999, Mr. Murdock, Petroglyph's President, Chief Executive Officer and Chairman of the Board, and Mr. Glynn, President of Intermountain and III Exploration, met to discuss a proposed transaction that would involve the issuance of a new series of preferred stock, convertible into Petroglyph common stock, to III Exploration in exchange for III Exploration's interest in certain Uinta Basin properties owned by III Exploration. On December 21, 1999, the Petroglyph board of directors met to discuss the proposed Uinta Basin property transaction. At this meeting, after the Petroglyph board's independent director,
A. J. Schwartz, determined the transaction was fair to Petroglyph, the disinterested members, Messrs. Murdock and Schwartz, approved the draft Purchase and Sale Agreement and the underlying issuance of 250,000 shares of preferred stock convertible into approximately 714,000 shares of Petroglyph common stock, subject to the negotiation of a definitive agreement and Petroglyph stockholder approval. In addition, the board considered Petroglyph's liquidity position and proposed 2000 capital spending plan, including $6.0 million of projected capital necessary to develop the Antelope Creek Field, and concluded that Petroglyph needed to obtain additional equity financing in order to initiate its 2000 development plans, fund its current level of operations and support its ability to continue to obtain financing from Chase. As a result, the board considered, and the independent member of the board approved, a private equity sale to III Exploration in order to address Petroglyph's immediate liquidity needs. III Exploration offered to acquire 1,000,000 shares of common stock, or approximately 18% of the outstanding shares, at a purchase price of $2.00 per share, which represented the current market price for the common stock based on the closing price as reported on the Nasdaq National Market for the preceding trading day, for $2.0 million in cash.

         The disinterested members of the board accepted the offer, and the resulting Purchase and Sale Agreement was signed and announced on December 28, 1999.

         In January 2000, Petroglyph met with representatives of Chase to discuss the status of the company's credit facility. During this meeting, the parties discussed the company's efforts to obtain alternative financing, and the company advised Chase of the status of its discussions with possible lenders. Following this meeting, the company continued discussions with several prospective lenders and began negotiations with two banks. After extensive discussions and due diligence, the parties were unable to reach an agreement on a new credit facility.

         At March 31, 2000, the company was out of compliance with both the minimum fixed charge coverage ratio and minimum current ratio covenants as provided in the Chase credit facility. Chase granted a one-time waiver of default with respect to such covenants.

         In early 2000, the Petroglyph board reevaluated the success of the Raton Basin test pilot and decided to again pursue a potential partner for its properties. The parties that had expressed an interest earlier were not interested in resuming discussions, and the company was unable to interest any other potential partners despite several meetings with several companies.


         Since 1998, Petroglyph has attempted to sell its Texas properties from time to time and entered into a relationship with a broker in June 1999 to assist with the marketing of the properties. In December 1999 and May 2000, Petroglyph negotiated sale transactions with two separate buyers, neither of which were affiliated with Petroglyph, without consummating a sale of the Texas properties. The estimated proceeds from the sale of the Texas properties were anticipated to be $2 million. The first transaction failed to close after the execution of a purchase and sale agreement when the buyer could not arrange financing. The second potential buyer withdrew its offer to purchase after due diligence had been completed. Petroglyph ultimately sold its interest in the Texas properties on October 6, 2000 for net proceeds of $700,000 after taking into account the effect of its hedging transactions.


         In spring 2000, Petroglyph's cash liquidity shortage became critical due to a number of factors, which included:

                  o the inability of the company to find viable alternative financing to replace the Chase credit facility;

                  o Petroglyph's receipt of notice by telephone on May 30, 2000 from Chase that Chase would reduce the borrowing base of the Petroglyph credit facility by $2 million;

                  o the failure to complete a sale of the Texas properties;

                  o the inability of the company to obtain joint venture partners to exploit and develop the company's Raton Basin properties; and

                  o the increase of pipeline capacity payments owed to Colorado Interstate Gas Company.

         At a board of directors meeting on April 24 and 25, 2000, the board reviewed at length the details of the development of the Raton Basin properties and the inability to consummate an agreement to sell a portion of the properties to potential joint venture partners. The board discussed the causes and anticipated effects of the projected cash liquidity shortage facing the company, including the company's inability to obtain financing to replace the Chase credit facility, the unsuccessful attempts to sell the company's Texas properties and the potential inability of the company to meet its operating and capital plans for fiscal year 2000.

         On May 3, 2000, Mr. Richard Hokin, a member of Petroglyph's board and an affiliate of Intermountain, advised the board of directors that a written acquisition proposal from III Exploration or one of its affiliates would be forthcoming.

         On May 3, 2000, Petroglyph received a written proposal from Intermountain Industries, the parent company of III Exploration, to acquire through a merger the shares of Petroglyph common stock not already owned by III Exploration, Intermountain's wholly owned subsidiary, or 41% of the total outstanding shares. The May 3 proposal contemplated a $2.20 purchase price, which at that time represented approximately a 35% premium to Petroglyph's 20-trading day average reported closing price of $1.62. In addition, the proposal included a commitment by Intermountain to make a $1 million loan to Petroglyph to fund the company's operations for the period prior to the consummation of the merger. This loan required the prior approval of Chase under the terms of the Chase credit facility and required that the loan be repaid upon consummation or rejection of a merger between the company and an affiliate of Intermountain. The proposal also stated that Intermountain did not desire to sell its Petroglyph shares. The Intermountain acquisition proposal was set to expire on May 10, 2000.

         On May 3, 2000, Petroglyph's board met to discuss the Intermountain offer. At this meeting, the board determined that Messrs. Glynn, Hokin and Thomas were "interested" directors as a result of their affiliation with Intermountain. In addition, Mr. Murdock was considered "interested" as a result of his position as Chief Executive Officer and President of Petroglyph. After consultation with counsel, the board formed a special committee to evaluate Intermountain's offer and make a formal recommendation to the board. A.J. Schwartz, the sole independent member of the board of directors, with respect to this transaction, was appointed to serve on the special committee, and the board authorized the special committee to retain counsel and a financial advisor of its choice to assist it in its evaluation. Mr. Murdock was appointed to act as an intermediary between the board and the special committee.

         On May 5, 2000, the special committee met to consider Intermountain's offer to acquire Petroglyph and its offer to provide a loan of $1,000,000. By letter dated May 5, 2000, the special committee requested additional time to properly evaluate Intermountain's offer.

         On May 8, 2000, the special committee interviewed potential financial advisors telephonically. After listening to each of the presentations and discussing possible conflicts, capabilities and fee structures, on May 9, 2000, the special committee selected Prudential Securities Incorporated to act as its financial advisor for a fee of $250,000 to be paid whether or not the merger is concluded.

         By letter dated May 9, 2000, Intermountain granted the special committee's request and extended its offer to purchase Petroglyph's outstanding common stock through May 17, 2000.

         On May 10, 2000, the company received an unsolicited oral contact followed by a written proposal from a third-party finder to arrange, on a best-efforts basis, a two year, $25 million credit line of credit from unidentified third-party lenders. The proposal, which was expressly not a commitment to provide financing, required the payment of an upfront non-refundable application fee of $70,000 and additional fees in the form of cash commitment fees, stock purchase warrants and origination fees approximating $700,000 in the event financing was arranged. In addition, the proposal contemplated that any loan would be secured by essentially all of the company's oil and gas assets.

 On May 12, 2000, the board of directors reviewed the third-party finder's proposal and concluded that the proposal did not offer a commercially reasonable solution to the company's cash liquidity problems. The board of directors believe that the exact terms of the proposal were vague and speculative and required non-refundable up front fees that Petroglyph could not afford to spend. In addition, the board of directors determined that the additional indebtedness would adversely affect Petroglyph's future operations.


         On May 12, 2000, the special committee informed the board that it had selected Prudential Securities as the financial advisor to the special committee in connection with its review of the Intermountain offer.

          On May 12, 2000, at the request of the special committee, Intermountain agreed to delete from its proposal the expiration deadline, but reserved its right to impose a deadline in the future if appropriate. In addition, Intermountain agreed to a nine-month term for the contemplated $1 million loan and to delete the requirement that the loan be repaid immediately upon the acceptance or rejection of the merger proposal.


         On May 15, 2000, at Petroglyph's offices in Hutchinson, Kansas, Petroglyph's management made a presentation to the special committee and its legal and financial advisors regarding Petroglyph's operations and properties. Management provided Prudential Securities with information regarding the reserves and financial statements of Petroglyph summarized in this proxy statement as well as certain projections which indicated the company's Raton Basin and Antelope Creek properties were anticipated to show significant drilling activity, with an estimated increase from 1999 to 2002 of 93 wells, and growth in reserves from 25.7 million BOE in 1999 to an estimated 45.9 million BOE in 2002, which would result in estimated revenues of $26.7 million, earnings per share before income taxes, depreciation and amortization of $2.47 and net income of $8.3 million in 2002 if the company was able to obtain additional infusions of capital. At this meeting, the special committee and the financial advisor had the opportunity to ask questions and discuss management's presentation.


         Between May 16 and May 31, 2000, the special committee, with advice from counsel and in consultation with Prudential Securities, and Mr. Glynn, Intermountain's President, with advice from counsel, continued negotiations regarding the Intermountain merger proposal and the merger consideration to be paid.

         On May 17, 2000, the special committee held a telephonic meeting with certain of Petroglyph's minority stockholders. During this telephonic meeting, the minority stockholders expressed strong disagreement with the proposed merger and the merger consideration. Prudential Securities participated in the meeting and engaged in discussion with the minority stockholders. At this meeting, the minority stockholders had the opportunity to ask questions and receive answers of the special committee and its financial advisor.

         On May 19, 2000, the special committee held a telephonic meeting with representatives of Wellington Management, a minority stockholder, to discuss possible financing alternatives. Wellington suggested that Petroglyph undertake a rights offering to raise at least $6 million to $9 million, of which Wellington would subscribe only to an amount that would not cause its total ownership in the company to exceed 10%. After discussing the Wellington suggestion with Petroglyph management and its financial advisor, the special committee reported the suggestion to the board, which subsequently determined not to proceed with the suggestion because the amount raised would not have been sufficient to refinance the company's existing credit facility and meet the company's ongoing capital needs.

         On May 19, 2000, the special committee held a telephonic meeting with representatives of Schooner Capital, another minority stockholder, to discuss a possible rights offering for Petroglyph's common stock. Schooner suggested that Petroglyph undertake a common stock offering to an unspecified number of minority stockholders at $2.20 per share to raise at least $2 million. The Schooner suggestion was conditioned on the minority stockholders' right to veto future acquisition proposals by Intermountain or its affiliates, the minority stockholders' right to maintain their percentage ownership interest through co-investments in any future capital infusions, and a change in management. After discussing the suggestion with Petroglyph management and its financial advisor, the special committee reported the suggestion to the board, which determined not to proceed with the suggestion because it did not provide adequate financing to address the company's liquidity shortage.

         On May 30, 2000, Chase informed the company by telephone that it had determined to reduce the borrowing base on the company's credit facility from $11 million to $9 million, and required repayment of the $2 million within 90 days. Chase also advised the company that $500,000 of the proposed $1 million loan from Intermountain would have to be used to pay down the Chase credit facility. Petroglyph management determined that the position of Chase was intractable and that it would immediately have to seek funds for short-term operating expenses.

         On May 31, 2000, the board of directors met to discuss, among other things, the company's liquidity position and the status of the proposed $1 million loan to the company by Intermountain. The board was presented a cash flow analysis prepared by management and was advised of the company's delinquency on its accounts payable averaging over 45 days past due. Management also informed the board of recent discussions with Chase regarding the reduction of the credit facility borrowing base and the required $500,000 paydown of the Chase loan with proceeds from the proposed Intermountain loan if made.

         On May 31, 2000, the special committee received a preliminary indication from its financial advisor to the effect that Intermountain's initial $2.20 per share offer was not within the range of prices it considered to be fair to Petroglyph's stockholders from a financial point of view. The special committee then met with representatives of Intermountain to discuss and negotiate Intermountain's offer. The special committee advised the representatives of Intermountain, based upon Prudential Securities' valuation of the company, that the special committee would support an offer of $4.00 per share, which offer III Exploration rejected.

         On May 31, 2000, III Exploration distributed a form of Agreement and Plan of Merger that III Exploration proposed be entered into by III Exploration and Petroglyph.

         On June 1, 2000, the special committee advised Petroglyph and its counsel that, based upon the advice of Prudential Securities and upon the committee's own analysis of Intermountain's current offer, the committee had determined that it was unable to support Intermountain's $2.20 offer in its current form and that the special committee would so report back to the board of directors.

         On June 1, 2000, the board was advised by management that without additional funds, Petroglyph would suffer a shortfall in funds available to pay operating expenses and hedge obligations over the next two months. Between June 1, 2000 and June 6, 2000, members of Petroglyph's management, including Mr. Murdock, S. Ken Smith, Petroglyph's then-Executive Vice President and Chief Operating Officer and current Executive Vice President and Chief Financial Officer, and Tim A. Lucas, Petroglyph's then-Vice President and Chief Financial Officer and the full board of directors discussed the company's liquidity position and calculated that the company would have a $2,000,000 shortfall in available funds needed to meet its obligations over the next two months, a substantial portion of which would be required within the next ten working days. The company's management requested that III Exploration purchase $800,000 in accounts receivable, at no discount to III Exploration, to provide the company with funds that would be otherwise unavailable to meet its short term cash requirements.

         On June 5, 2000, the special committee had conversations with Mr. Glynn regarding a possible private placement of Petroglyph's common stock for between $2.20 and $2.50 per share, for aggregate gross proceeds of $10 million, instead of the proposed purchase by III Exploration. In those conversations, it was discussed that shares of such common stock be sold in the private placement to existing stockholders, including Intermountain. After several conversations, including discussions with its financial advisor, the special committee concluded that a private placement would take a significant amount of time with no assurance that the company would raise sufficient equity from existing stockholders to implement its development plans, or provide adequate working capital for any reasonable period of time. In addition, the special committee considered the limitations and conditions that the minority stockholders were requiring, including no further dilution and the ability to prevent future equity purchases by Intermountain. As a result, the special committee decided not to recommend to the board that the company proceed with the proposed private placement.

         On June 5, 2000, the special committee met with Prudential Securities and Mr. Glynn, acting as a representative of Intermountain, who discussed with Prudential Securities its methodology in calculating the Petroglyph valuation, including Prudential Securities' primary reliance on Petroglyph's liquidation value in determining the fairness of the Intermountain $2.20 offer. At this meeting, Prudential Securities defended its valuation and methodologies. Mr. Glynn, the special committee and Prudential Securities agreed to give this matter further consideration.

         On June 7, 2000, the special committee reported to the board that it was still negotiating in good faith with Intermountain. The board advised the special committee to continue its discussions. In addition, the board approved the above-described proposed sale of $800,000 of accounts receivable to III Exploration. The sale of accounts was consummated on June 8, 2000, and the funds so provided were immediately used to pay accounts payable, including the current portion of the company's past-due hedge obligations.

         On June 8, 2000, the special committee again met with Mr. Glynn, acting as a representative of Intermountain, to discuss Prudential Securities' valuation methodology. Mr. Glynn explained that Intermountain believed Prudential Securities' proposed liquidation value calculation was incomplete in that it did not account for the costs associated with liquidation, the inability of Petroglyph to continue operating in the short term and preserve the asset values given its cash liquidity shortage, the recognition that the realized value of Petroglyph's assets would be sought in a distressed sale environment and the time value of proceeds which would eventually be received in a liquidation sale. Later that day, Mr. Glynn indicated that Intermountain would increase its offer to $2.50 per share, notwithstanding its disagreement with Prudential Securities' valuation of Petroglyph.

         On June 14, 2000, after additional negotiations between the special committee and Intermountain, Intermountain increased its offer to $2.85 per share. Following receipt of Intermountain's increased offer, the special committee met with representatives of the financial advisor to review the new offer. The financial advisor advised the special committee that its preliminary determination was that the increased offer was fair to Petroglyph's stockholders.

         On June 19, 2000, the financial advisor made a detailed presentation to the special committee. During the presentation, the financial advisor reported that the $2.85 per share merger consideration was fair from a financial point of view to the stockholders of Petroglyph, other than III Exploration and its affiliates. At this meeting, the special committee had the opportunity to ask questions of the financial advisor and receive answers to its satisfaction.

         At a meeting of the board of directors held on June 20, 2000, Prudential Securities presented its opinion that the proposed merger consideration of $2.85 per share was fair from a financial point of view to the stockholders of Petroglyph, other than III Exploration and its affiliates. The special committee reported to the board of directors that it had concluded that the terms of the merger agreement, including the renegotiated $2.85 per share merger consideration, were fair to and in the best interests of the unaffiliated stockholders and recommended that the merger agreement and the merger be approved by the board and submitted to the stockholders for their approval. After the special committee made its recommendation and Prudential Securities delivered its opinion, the board determined that the terms of the merger agreement and the merger were fair to and in the best interests of Petroglyph and the unaffiliated stockholders. The merger agreement was executed, and its execution was announced, on June 20, 2000.

         On June 28, 2000, the board approved an advancement of $1 million from III Exploration in exchange for an assignment of $1 million of its rights from proceeds of oil and natural gas sales to cover past due accounts payable and hedge obligations.

         On July 14, 2000, Intermountain purchased at par the outstanding indebtedness under the company's Chase credit facility and assumed Chase's rights and obligations under the credit facility and did not change any of the terms and conditions of the credit agreement. Following the closing of that transaction, Intermountain loaned the company an additional $2.4 million to meet its current obligations.

         On August 28, 2000, Petroglyph and III Exploration amended the merger agreement to provide that the board of directors of Petroglyph following the consummation of merger would consist of the current five members of the Petroglyph board of directors and an additional six or more members to be designated by III Exploration and extended the closing date of the merger to November 30, 2000.


         On November 22, 2000, Petrograph and III Exploration amended the merger agreement to increase the amount of indebtedness the company could incur to $26 million and to extend the closing date of the merger to no later than December 31, 2000.


PURPOSES AND REASONS FOR THE MERGER

         The purpose of the merger is to enable III Exploration, through Petroglyph Acquisition Sub, to acquire the remaining shares of Petroglyph common stock not already owned by III Exploration, and to provide the public stockholders with the opportunity to receive $2.85 in cash for each share of Petroglyph common stock held by them. According to William C. Glynn, the President of Intermountain and III Exploration, Intermountain proposed the merger because Intermountain believed Petroglyph's projected cash needs and its inability to arrange a commercially reasonable credit facility was likely to result in the cessation of Petroglyph's future development plans, the default of Petroglyph under its credit facility and its eventual liquidation. As the majority stockholder of Petroglyph, such an event could be expected to have an adverse effect on III Exploration and could result in a loss in III Exploration's and the other Petroglyph stockholders' investment in the company. According to III Exploration, other than as set forth herein, neither III Exploration nor Intermountain has any reason for proposing the merger at this particular time (as opposed to any other time) and neither such company nor Petroglyph is aware of any material fact or development affecting the future value of the common stock that is not described in this proxy statement.

EFFECTS OF THE MERGER

         The principal results of the merger will be that III Exploration will own all of the equity interest in Petroglyph and the unaffiliated public stockholders will receive a cash payment for their shares of common stock that represents a premium over the market prices at which the common stock traded immediately prior to the announcement of the initial Intermountain offer. Petroglyph common stock is currently registered under the Securities Exchange Act of 1934. Following the merger, registration of Petroglyph common stock under the Exchange Act will be terminated. By becoming a private company, Petroglyph will enjoy certain efficiencies and cost savings by eliminating the time devoted by its management and certain other employees to complying with the reporting requirements of the Exchange Act, including the obligation to comply with the proxy rules thereunder, and its directors, officers and beneficial owners of more than 10% of the shares of common stock will be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act. In addition, Petroglyph will be relieved of Nasdaq listing and reporting requirements. Accordingly, considerably less information will be required to be made currently available to the public than is the case at this time. Petroglyph will be able to reduce certain costs, which it estimates to be approximately $275,000 per year, including the cost of preparing, printing and mailing certain corporate reports and proxy statements, the expense of a transfer agent and registrar and the cost of investor relations activities by becoming a private company. Additionally, as a result of the merger, Petroglyph will have access to the financial and other resources of III Exploration and Intermountain, which could facilitate Petroglyph's future growth.

         Following the merger, III Exploration will be the sole beneficiary of any future earnings or growth of Petroglyph. Accordingly, the stockholders of Petroglyph other than III Exploration will not share in any future earnings and growth of Petroglyph, nor will they bear the risks of any decrease in the value of Petroglyph. The merger consideration to be received by such stockholders was the result of negotiations between representatives of III Exploration and the special committee and their respective advisors following the receipt of the initial buyout proposal from Intermountain. As a result of the merger, III Exploration will have a 100% interest in the net book value and net earnings of Petroglyph, increasing its interests from the approximately 59.07% it currently owns.

         Neither Intermountain nor III Exploration currently has any plans to dispose of any Petroglyph assets after the merger other than the assets currently held for sale.

         III Exploration structured the transaction as a one-step merger because it believes that that transaction structure would result in its owning 100% of the equity of Petroglyph at the earliest time and with the lowest transaction costs.

         Approval of the merger requires the vote of at least a majority of the outstanding shares of common stock but does not require the separate approval of a majority of the common stock held by the stockholders not affiliated with III Exploration. The parties did not structure the transaction to require the approval of a majority of the unaffiliated common stockholders because such approval is not required under the Delaware merger statute. In addition, III Exploration believes that the fairness of the transaction has been established by other factors, including the negotiation between III Exploration and the special committee as to the terms of the transaction and the fairness opinion rendered by Prudential Securities.

ALTERNATIVES CONSIDERED

         In connection with the merger and the discussions relating thereto, III Exploration has advised Petroglyph that, in structuring the merger, III Exploration considered alternatives that would have allowed the unaffiliated common stockholders to maintain an equity interest in Petroglyph, including incurring additional debt or issuing additional equity in Petroglyph, but concluded that such alternatives would not have accomplished the purposes of the merger as set forth in this section because

         o Petroglyph was not and is not able to find an alternative to refinance its existing indebtedness because of the company's financial condition; and

         o the issuance of new equity by Petroglyph in order to raise the amounts of capital needed by the company would likely have been made at prices that would have resulted in excessive dilution of Petroglyph's existing stockholders, including III Exploration.

         It is expected that, immediately following the merger, the business and operations of Petroglyph will be continued by Petroglyph, as the surviving company in the merger, substantially as they are currently being conducted. However, Petroglyph and III Exploration will continue to evaluate Petroglyph's business and operations after the consummation of the merger and make such changes as are deemed appropriate from time to time.

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS; FAIRNESS OF THE MERGER

         Recommendation of the Special Committee and the Board of Directors.

         On June 20, 2000, the special committee determined, and so advised the board of directors, that the terms of the merger agreement are fair to and in the best interests of the holders of common stock, other than III Exploration and its affiliates, and recommended that the board of directors approve the terms of the merger agreement and submit the proposal to the stockholders for their approval.

          On June 20, 2000, the board of directors unanimously: (1) determined that the terms of the merger are fair to and in the best interests of the holders of common stock, other than III Exploration and its affiliates; (2) approved the merger agreement and authorized the execution and delivery thereof; and (3) recommended that the stockholders of Petroglyph approve the merger agreement, the merger and the transactions contemplated thereby. In weighing this recommendation, however, you should be aware that certain members of the board of directors may have actual, apparent or potential conflicts of interest which are described in "Conflicts of Interest."

         Fairness of the Merger.

         Special Committee. The special committee was formed to represent the interests of the company's stockholders not affiliated with III Exploration. In reaching its determinations referred to above, the special committee considered the factors listed below. The following discussion of the factors considered by the special committee is not intended to be exhaustive but summarizes all material factors considered. The special committee did not assign any relative or specific weights to the following factors. However, the special committee did believe that each of the factors was material to its determination that the transaction was fair, and characterized each of the factors as positive and supportive of the transaction. Throughout its consideration of the merger, the special committee received the advice of its financial and legal advisors, who are experienced in advising on transactions similar to the merger.

         o The fact that the per share price to be paid in the merger represents a premium of 42.5% over the closing price of common stock on May 3, 2000, the last full trading day before Petroglyph announced it had received the initial merger proposal from Intermountain, and a premium of 75% over the average closing price of the common stock during the 20-day trading period ended May 3, 2000. The special committee also considered the fact that the $2.85 per share price represented a premium of 12.2%, 14.5% and 16.3%, respectively, over the average closing price of $2.54, $2.49 and $2.45, respectively for the periods beginning January 1, 1999 and ending August 16, 1999, (the last full trading day before III Exploration initially purchased Petroglyph common stock), May 3, 2000 (the last full trading day before Petroglyph announced it had received the initial merger proposal from Intermountain), and June 19, 2000 (the last full trading day before Petroglyph announced the signing of the merger agreement).

         o The absence of any viable alternative sale or merger proposals from other bidders and

                  III Exploration's stated desire not to sell its shares to a third party, led the special committee to conclude that exploration of a business combination with or sale to a third party was not practicable. III Exploration's express statement that it did not wish to sell any of its shares of common stock, together with the company's advice that management had previously unsuccessfully sought a potential or strategic merger partner between the summer of 1998 and the summer of 1999 and alternative financing arrangements with several third party lenders between September 1999 and April 2000, discouraged the special committee from soliciting alternative sale or merger proposals.

         o The negotiations between the special committee and its representatives, on behalf of the unaffiliated stockholders, and III Exploration and its representatives, which had resulted in an increase in the price at which III Exploration was prepared to acquire the shares from $2.20 to $2.85 per share, and the special committee's belief that $2.85 was the highest price that could be obtained from Intermountain under the circumstances. The special committee believes that the fact that it was formed by the board of directors to conduct the negotiations on an independent basis is indicative of the fairness of the process by which the $2.85 merger consideration was agreed.

         o The opinion of Prudential Securities, dated June 20, 2000, that, as of such date, and subject to the matters stated in the opinion, the proposed merger consideration to be paid to the unaffiliated stockholders was fair from a financial point of view, and the analyses presented to the special committee by Prudential Securities in connection with rendering such opinion. See "-- Opinion of Financial Advisor to the Special Committee." A copy of Prudential Securities' written opinion is attached to this proxy statement as Appendix B and is incorporated herein by reference.

         o The special committee's belief that the price per share to be received in the merger was fair relative to its own assessment of the business, condition and prospects of Petroglyph, as a going concern, taking into account the company's liquidity position, lack of financing alternatives and prospects.

         o The special committee's belief that the company's liquidity problems were such that its operations and outlook would deteriorate if additional debt or equity financing was not soon obtained and the company's inability to do so after exploring that possibility over a period of time.

         o The availability of dissenters' rights under the DGCL in connection with the merger for stockholders who reject the agreed merger consideration and perfect their appraisal rights under the DGCL.

         In addition to the positive factors listed above, the special committee also considered the following negative factors in assessing the fairness of the transaction.

         o with sufficient resources to develop the company's large reserve base, Petroglyph may have been able to generate significant additional value for the company's stockholders;

         o Petroglyph's unaffiliated stockholders may have purchased their shares of common stock at prices significantly higher than the price per share being offered by Intermountain; and

         o the present holders of the company's common stock, other than III Exploration and its affiliates, will no longer benefit from any increase in the value of Petroglyph or payment of any dividends on the shares of common stock.

         After considering these negative factors, the special committee concluded that the company's liquidity problems would preclude the company from developing its reserve base and otherwise increasing the value of its common stock. In addition, while many of the company's stockholders may have purchased their shares at prices higher than the consideration being offered by III Exploration, the special committee reviewed the company's stock price over the past year and concluded that the merger consideration was significantly higher than the trading price for the common stock at certain points over the past twelve months.

         As part of its determination with respect to the fairness of the merger consideration to be paid to the unaffiliated stockholders, the special committee adopted the conclusions of Prudential Securities and accepted and concurred in the conclusion of Prudential Securities, and the analysis underlying such conclusion, as reasonable. In making this determination, the special committee reviewed and considered Prudential Securities' conclusions with respect to each valuation methodology. After reviewing each analysis, the special committee agreed with the financial advisor's determination that the discounted cash flow was the appropriate methodology to value the company's equity securities. The special committee reached this determination as a result of its understanding that the unique nature of the company's assets would require significant up-front capital expenditures to adequately develop the company's reserves and realize their potential cash flow. In addition, due to the secondary recovery methods necessary to develop the reserves, the special committee recognized that development would take longer than for more traditional reserves.


         Although the special committee considered Petroglyph's liquidation value, it noted that such range of values did not include costs of liquidation such as distressed sale circumstances, time value of money, transaction costs or the likely deterioration of asset values during the liquidation process. In addition, based on the unique nature of the company's assets described above, the special committee did not consider a comparable company analysis based on reserve or financial multiples to be the best indicator of the company's value. Based on the company's past inability to find strategic partners for a merger or acquisition, the special committee felt the comparable corporate transaction or comparable property transaction analyses were also not the best indicators of the company's value.



         The special committee also considered that Prudential Securities had previously received $50,000 in fees from Petroglyph in connection with a 1998 strategic advisory agreement and $50,000 from Petroglyph in October 1999 for its fairness opinion rendered in connection with Petroglyph's 1999 purchase of the Antelope Creek properties. The payments to Prudential Securities were not contingent on the content of Prudential Securities' fairness opinion; accordingly the special committee did not believe that these payments influenced the fairness opinion of Prudential Securities. Prudential Securities has not received any compensation from Intermountain or III Exploration or their affiliates.


          Petroglyph Board of Directors. In reaching its determinations referred to above, the board of directors considered the following factors: (1) the determinations and recommendations of the special committee, which was formed to represent the interests of the company's unaffiliated stockholders; (2) the factors referred to above considered by the special committee, including the opinion of Prudential Securities; (3) the fact that the price and the terms and conditions of the merger agreement were the result of negotiations between the special committee and its representatives on behalf of the unaffiliated stockholders and III Exploration; and (4) the fact that Prudential Securities, acting as the special committee's financial advisor, determined that the cash consideration to be received by the company's stockholders was fair from a financial point of view.

         In considering the nature of the negotiations and the procedural fairness of the merger, the board of directors noted that:

         o the special committee consisted of an independent director who represented the interests of the unaffiliated stockholders;

         o the member of the special committee was experienced and sophisticated in business and financial matters and well-informed about the business and operations of Petroglyph;

         o the special committee selected and was advised by independent legal counsel experienced in advising in transactions similar to the merger;

         o the special committee selected and was advised by Prudential Securities as its independent financial advisor to assist it in evaluating the transaction;

         o fees and expenses paid to the special committee and Prudential Securities were not contingent on the recommendation of the special committee or Prudential Securities and were commensurate with the time and skill required of the special committee and Prudential Securities;

         o the $2.85 per share price and the other terms and conditions of the merger agreement resulted from active bargaining between representatives of the special committee, on the one hand, and representatives of III Exploration, on the other hand, which resulted in an increase in the merger consideration offered from $2.20 per share in the initial merger proposal to $2.85 per share and in other concessions and agreements which benefited the unaffiliated stockholders; and

         o under the DGCL, dissenters' appraisal rights are available for stockholders who reject the agreed merger consideration and perfect their appraisal rights.

          In connection with its consideration of the determination by the special committee, and as part of its determination with respect to the fairness of the consideration to be received by the unaffiliated stockholders pursuant to the merger agreement, the board of directors adopted the conclusion of the special committee, and the analysis underlying such conclusion, based upon the view of the board of directors as to the reasonableness of such analysis.

         In considering the fairness of the merger, the special committee and the board considered Petroglyph's liquidation value, which Prudential Securities estimated to range from $2.75 to $3.70 per share, materially relevant, among other factors, because they believed those values were material indicators of Petroglyph's value. The board of directors did note that such range of values did not include costs of liquidation such as distressed sale circumstances, time value of money, transaction costs or the likely deterioration of asset values during the liquidation process. The special committee and the board of directors also considered the discounted cash flow going-concern values which Prudential Securities estimated to range from $2.68 to $3.58 per share, and determined that this was the appropriate valuation methodology for the company because of the high capital funding requirement and the length of time that would be necessary to achieve such value. The board also considered the price paid by III Exploration for Petroglyph common stock of $2.00 per share in a private placement in December 1999 and $3.00 per share in August 1999 to be indicative of a fair price, particularly in light of the fact that the $3.00 per share stock price was paid for a control position. Finally, the special committee and the board of directors considered the historical trading prices for the company's common stock. Such prices ranged from closing prices of $3.19 on January 4, 1999 to $2.00 on May 3, 2000, the last full trading day before Petroglyph announced it had received the initial merger proposal from Intermountain. The special committee and the board considered the net book value of the company but found it to result in an unrealistically high price per share, given that it reflected certain capitalized costs which could not be recouped in a market transaction. As a result, the special committee and the board believed the valuation methodologies used by Prudential Securities, particularly the discounted cash flow analysis, to be more indicative of the fair value of the company.


          All of the factors described above were considered by the special committee and the board of directors in support of their conclusions that the merger is fair to and in the best interests of the unaffiliated stockholders. The special committee and the board of directors also considered the fact that the merger was not conditioned on the approval of a majority of the common stock held by unaffiliated stockholders, and that III Exploration possesses sufficient voting power to approve the merger agreement and the merger without the affirmative vote of any other stockholder of the company, but determined that other procedural safeguards such as the special committee's representation of Petroglyph's unaffiliated stockholders and the receipt of a fairness opinion from Prudential Securities resulted in the merger being procedurally fair.

         The description set forth above of the factors considered by the board of directors is not intended to be exhaustive, but summarizes all material factors considered. The board of directors did not assign any relative or specific weights to the foregoing factors. However, the board of directors did believe that each of the factors was material to its determination that the transaction was fair, and characterized each of the factors as positive. Individual members of the board of directors may have given differing weights to different factors and may have viewed certain factors more positively or negatively than others.

         Other Parties. Intermountain, III Exploration, Petroglyph Acquisition Sub, Century Partners - Idaho Limited Partnership and Richard Hokin, who are collectively referred to in this proxy statement as the Intermountain affiliates, expressly adopted the analysis of the board of directors and the special committee, and based on the same factors, believe that the terms of the merger agreement and the merger are fair to and in the best interests of the holders of common stock, other than III Exploration and its affiliates.

OPINION OF FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE

         A special committee of the board of directors of Petroglyph retained Prudential Securities to act as financial advisor to the special committee for the purpose of evaluating the fairness, from a financial point of view, of the cash consideration to be received by Petroglyph's stockholders (other than III Exploration and its affiliates) pursuant to the merger. The special committee selected Prudential Securities to act as its financial advisor based on Prudential Securities' qualifications, expertise and reputation and its knowledge of the business and affairs of Petroglyph. Prudential Securities acted as the lead underwriter in Petroglyph's initial public offering of common stock in October 1997. In addition, Prudential Securities was retained to act as a financial advisor to Petroglyph in 1998 in connection with a strategic advisory agreement and in October of 1999 in connection with Petroglyph's purchase of the Antelope Creek properties.

         On June 19, 2000, Prudential Securities delivered its oral opinion to the special committee, which opinion was confirmed in writing as of such date, to the effect that, as of such date, the cash consideration to be received by the holders (other than III Exploration and its affiliates) of Petroglyph's common stock was fair, from a financial point of view, to such holders. Prudential Securities presented the financial analysis underlying its oral opinion at a meeting of the special committee of the board of directors of Petroglyph on June 19, 2000.

         In requesting the Prudential Securities opinion, the special committee did not give any special instructions to Prudential Securities or impose any limitation upon the scope of the investigation that Prudential Securities used to deliver its opinion. A copy of the Prudential Securities opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this proxy statement as Annex B and is incorporated herein by reference. Petroglyph stockholders are urged to read the Prudential Securities opinion in its entirety.

         THE PRUDENTIAL SECURITIES OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE CASH CONSIDERATION TO BE RECEIVED BY THE HOLDERS (OTHER THAN III EXPLORATION AND ITS AFFILIATES) OF PETROGLYPH COMMON STOCK, FROM A FINANCIAL POINT OF VIEW. IT DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE MEETING OR AS TO ANY OTHER ACTION SUCH STOCKHOLDER SHOULD TAKE REGARDING THE MERGER.

         In conducting its analysis and arriving at the Prudential Securities opinion, Prudential Securities reviewed such information and considered such financial data and other factors as Prudential Securities deemed relevant under the circumstances, including the following:

o    the offer letter from Intermountain dated May 3, 2000;

o    an amendment to the offer letter dated May 16, 2000;

o    a draft of the merger agreement dated June 14, 2000;

o certain historical financial, operating and reserve data concerning Petroglyph, including, but not limited to:

o Petroglyph 's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

o Petroglyph 's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

o the Proxy Statement for the Annual Meeting of Stockholders held on May 31, 2000;

o the Proxy Statement for the Special Meeting of Stockholders held on February 15, 2000;


o Petroglyph's reserve report audited by Lee Keeling & Associates as of January 1, 2000;


o    Petroglyph's internal reserve reports as of January 2000 and April 2000;

o    Petroglyph's acquired property reserve report as of July 1, 1999;

o certain information relating to Petroglyph, including financial forecasts for the fiscal years 2000 through 2002, prepared by management of Petroglyph;

o    historical stock prices and trading volumes for Petroglyph common stock;

o publicly-available financial, operating and stock market data concerning certain companies engaged in businesses Prudential Securities deemed reasonably similar to that of Petroglyph;

o the financial terms of certain recent transactions Prudential Securities deemed relevant to its inquiry; and

o    such other factors as Prudential Securities deemed appropriate.

         Prudential Securities assumed, with Petroglyph's consent, that the draft of the merger agreement that Prudential Securities reviewed (as referred to above) would substantially conform in all material respects to the merger agreement when in final form and that the merger would be consummated on the terms described in the merger agreement without any waiver of any material terms or conditions.

         Prudential Securities discussed with the senior management of
Petroglyph:

o    the past and current operating and financial condition of its business;

o    the prospects for Petroglyph;

o    their estimates of Petroglyph's future financial performance; and

o    such other matters as Prudential Securities deemed relevant.

         In connection with its review and analysis and in the preparation of the Prudential Securities opinion, Prudential Securities relied upon the accuracy and completeness of the financial and other information publicly-available or otherwise provided to Prudential Securities by Petroglyph and did not undertake any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of Petroglyph. With respect to certain financial forecasts provided to Prudential Securities by Petroglyph, Prudential Securities assumed that such information, and the assumptions and bases therefor, represented management's best then available estimate as to the future financial performance of Petroglyph and that Petroglyph would perform in accordance with such projections. Prudential Securities assumes no responsibility for and expresses no view as to such forecasts and the assumptions under which they were prepared. For the purposes of the Prudential Securities opinion, Prudential Securities assumed the transaction contemplated by the merger agreement will be consummated as described in the merger agreement and in this proxy statement.

         The Prudential Securities opinion is based on economic, financial and market conditions as they existed on June 19, 2000 and can only be evaluated as of the date of the Prudential Securities opinion. Prudential Securities assumes no responsibility to update or revise the Prudential Securities opinion based upon events or circumstances occurring after such date.

         The Prudential Securities opinion, including Prudential Securities' presentation of such opinion to the special committee, was one of the many factors that the special committee considered in making its determination to recommend approval of the merger agreement. Consequently, Prudential Securities' analyses described below should not be viewed as determinative of the opinion of the special committee with respect to the cash consideration to be received by the holders (other than III Exploration and its affiliates) of Petroglyph common stock. The cash consideration was determined through negotiations between the special committee and III Exploration and was approved by Petroglyph's board of directors.

         The Prudential Securities opinion does not address nor should it be construed to address the relative merits of the merger or alternative business strategies that may be available to Petroglyph. In addition, Prudential Securities opinion does not address the fairness of the merger to III Exploration with regard to the shares of Petroglyph common stock currently owned by III Exploration or the shares of Petroglyph common stock issuable upon exercise of warrants owned by III Exploration.

         In arriving at its opinion, Prudential Securities performed a variety of financial analyses. The description set forth below constitutes a summary of the analyses presented to the special committee on June 19, 2000. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstance. Therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. Prudential Securities believes that its analyses must be considered as a whole and selecting portions thereof or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying the Prudential Securities opinion. Prudential Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Petroglyph. Any estimates contained in Prudential Securities' analyses are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the values of businesses and securities do not purport to be appraisals or necessarily reflect the prices at which businesses or securities may be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Subject to the foregoing, the following is a summary of the material financial analyses presented by

Prudential Securities to the special committee on June 19, 2000 in connection with the delivery of the Prudential Securities opinion.


         DISCOUNTED CASH FLOW. Prudential Securities determined that a discounted cash flow analysis of Petroglyph, rather than reliance upon traditional reserve and financial multiple analyses, was the recommended valuation methodology. Prudential Securities reached this conclusion after determining that the nature of Petroglyph's reserve base, which includes a significant percentage of non-producing reserves and a long reserve life, will require significant future capital. Prudential Securities calculated the net present value of Petroglyph as a going concern and upon an assumed liquidation, based on the financial projections provided to Prudential Securities by Petroglyph. Prudential Securities applied risk levels to Petroglyph's reserves and discount rates ranging from 8% to 12% on certain liabilities and hedging activities. This analysis resulted in an implied valuation range of equity value per share of $2.68 to $3.58, as a going concern, and $2.75 to $3.70 in an assumed liquidation. Petroglyph's valuation is higher under the liquidation scenario primarily because Petroglyph as a going concern lacked the necessary capital to support its ongoing operational needs and maximize the utilization of its reserves, and therefore, Petroglyph's reserve life is considerably longer than it would be if the reserves were owned by an entity possessing the significant capital resources required to develop the reserves.


Discounted Cash Flow - Going Concern Case

                                                               Valuation Range

                                                Low                  Mid                High
Net Discounted Equity Value                $17,318,000          $20,521,000         $23,151,000
Shares Outstanding(1)                        6,458,000            6,458,000           6,458,000
                                           -----------          -----------         -----------
Equity Value Per Share Range               $      2.68          $      3.18         $      3.58

Discounted Cash Flow Liquidation Case

                                                               Valuation Range

                                                Low                  Mid                High
Net Discounted Equity Value                $17,776,000          $20,853,000         $25,916,000
Shares Outstanding(1)                        6,458,000            6,458,000           6,458,000
                                           -----------          -----------         -----------
Equity Value Per Share Range               $      2.75          $      3.23         $      3.70

         COMPARABLE COMPANY ANALYSIS. Prudential Securities employed a comparable companies analysis to establish a range of implied valuation per share. Prudential Securities analyzed publicly available historical and projected financial results, including (i) "enterprise value" (calculated as the product of diluted shares outstanding times the closing stock price on June 14, 2000, and preferred stock outstanding) as a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA") for 2000 ("2000 EBITDA") and 2001 ("2001 EBITDA") and "equity value" (calculated as the product of diluted shares outstanding times the closing stock price on June 14, 2000, and preferred stock outstanding) as a multiple of cash flow from operations for 2000 ("2000 CFFO") and 2001 ("2001 CFFO") of certain comparable publicly traded oil and gas companies.

Prudential Securities selected companies that similar to Petroglyph are engaged in the exploration, development and acquisition of domestic crude oil and natural gas reserves. The companies included were as follows:

         o        Evergreen Resources;

         o        HS Resources;

         o        Inland Resources;

         o        Mallon Resources; and

         o        Patina Oil & Gas.

         These comparable companies were found to have a range of enterprise values as a multiple of 2000 EBITDA of 5.3x to 12.4x and as a multiple of 2001 EBITDA of 4.8x to 10.2x, and equity values as a multiple of 2000 CFFO of 3.4x to 19.3x and as a multiple of 2001 CFFO of 3.0x to 12.7x. Applying such multiples to Petroglyph management's projected 2000 EBITDA; 2001 EBITDA; 2000 CFFO and 2001 CFFO resulted in an implied range of value per share of ($1.85) to $0.73 with a mean of ($0.71) and a median of ($0.86); ($0.50) to $3.21 with a mean of $1.07 and a median of $0.78; ($0.60) to $1.28 with a mean of $0.09 and a median of ($0.17); and $0.01 to $3.34 with a mean of $1.14 and a median of $0.60, respectively.

         Using historical reserve information, Prudential Securities also analyzed the above comparable companies' current total market capitalization of reserves as a multiple of total proved reserves ("Mcfe"), adjusted on a 6 to 1 basis for natural gas to oil, and applied the standardized measure of discounted future net cash flows ("SEC Value") for each company. The comparable companies were found to have a range of 0.56 to 1.10 times Mcfe with a mean of 0.89 times Mcfe and a median of 1.02 times Mcfe, and a range of SEC Value of 69.7% to 146.6% with a mean of 112.2% and a median of 108.3%. Applying this analysis to Petroglyph's Mcfe and SEC Value resulted in an implied range of equity per share of $9.72 to $22.90 with a mean of $17.87 and a median $20.97, and $12.80 to $31.11 with a mean of $22.94 and a median of $22.00, respectively.

                                                                      Valuation Ratios
                                   --------------------------------------------------------------------------------------
                                          Total Market                Enterprise Value/                   Price/
                                        Capitalizations                   EBITDA(1)                      CFFO(1)
                                   --------------------------     -------------------------     -------------------------
   Company                         SEC Value          Mcfe          2000E          2001E          2000E          2001E
   -------                         ----------      ----------     ----------     ----------     ----------     ----------

Evergreen Resources                     128.5%     $     0.76            8.9x          10.2x          19.3x          12.7x
HS Resources                            108.3%           1.02            5.3            4.8            3.4            3.0
Inland Resources                         69.7            0.56             NA(1)          NA(3)          NA(3)          NA(3)
Mellan Resources                        146.6            1.02           12.4            6.1            9.1            4.2
Patina Oil & Gas                        108.1            1.10            7.2            7.2            5.1            5.2

                   Mean                   112%     $     0.89            8.4x           7.1x           9.2x           6.3x
                 Median                 108.3            1.02            8.0            6.6            7.1            4.7
                   High                 146.6            1.10           12.4           10.2           19.3           12.7
                    Low                  69.7            0.56            5.3            4.8            3.4            3.0




                                                                  Implied Valuation Ranges
                                   --------------------------------------------------------------------------------------
                                                                      Enterprise Value/              Equity Value
                                              TMCR                         EBITDA                        /CFFO
                                   --------------------------     -------------------------     -------------------------
   Company                         SEC Value          Mcfe          2000E          2001E          2000E          2001E
   -------                         ----------      ----------     ----------     ----------     ----------     ----------

                    Mean           $    22.94      $    17.87     $    (0.71)    $     1.07     $     0.09     $     1.14
                  Median                22.00           20.97          (0.86)          0.78          (0.17)          0.60
                    High                31.11           22.90           0.73           3.21           1.28           3.34
                     Low                12.80            9.72          (1.85)         (0.50)         (0.60)          0.01

         PRECEDENT TRANSACTIONS ANALYSIS - CORPORATE TRANSACTIONS. Prudential Securities also analyzed the consideration paid in seven recent merger and acquisition transactions that Prudential Securities deemed to be reasonably similar in size to the merger, and considered the ratio of the acquired entity's equity purchase price to the acquired entity's total proved reserves ("Mcfe"). The transactions considered were the combinations of:

         o        Melrose Petroleum Group Limited and Pentex Energy plc;

         o        Windsor Energy Corp. and SMK Energy Corp.;

         o        Columbia Energy Group and Alamco, Inc.;

         o        Seneca Resources Corp. and HarCor Energy, Inc.;

         o        Quicksilver Resources Inc. and MSR Exploration Ltd.;

         o        Prize Energy Corp. and Vista Energy Resources, Inc.; and

         o        Flying J Oil & Gas Inc. and Inland Resources Inc.

         The precedent transactions used in this analysis were found to imply for the acquired entity equity purchase price within a range of 0.38 to 0.70 times Mcfe, a mean of 0.51 times Mcfe and a median of 0.49 times Mcfe. Applying such results to Petroglyph's Mcfe resulted in implied equity valuation per share of $5.35 to $13.16 with a mean of $8.66 and a median of $8.05.

                                                                  Purchase Price of        Other        NYMEX Closing Prices
                                                                       Reserves            Assets     for Closing Prompt Month
                                        Date                   -----------------------   ----------   ------------------------
Buyer/Seller                           Closed      Size $MM       $MM         $/Mcfe       ($MM)      Crude Oil    Natural Gas
------------                        -----------   ----------   ----------   ----------   ----------   ----------   -----------

Melrose Petroleum Group Limited         5/21/97   $     22.1   $     20.3   $     0.43   $      1.8   $    21.86   $    2.206
     Pentex Energy plc
Windsor Energy Corp.                     7/1/97   $     24.9   $     24.9   $     0.49   $       --   $    20.12   $    2.110
      SMK Energy Corp.
Columbia Energy Group                    8/7/97   $     97.9   $     87.9   $     0.59   $     10.0   $    20.09   $    2.444
      Alamco, Inc.
Seneca Resources Corp.                   5/5/98   $     81.3   $     70.8   $     0.53   $     10.5   $    15.47   $    2.215
     HarCor Energy, Inc.
Quicksilver Resources, Inc.              3/4/99   $     31.6   $     29.4   $     0.38   $      2.2   $    13.35   $    1.762
      MSR Exploration Ltd.
Prize Energy Corp.                       2/8/00   $     91.8   $     89.0   $     0.70   $      2.9   $    28.02   $    2.495
     Vista Energy Resources, Inc.
Flying J Oil & Gas Inc.             3Q 2000 est   $    166.8   $    162.7   $     0.47   $      4.1          N/A          N/A
     Inland Resources Inc.


                                                               Mean          $    0.51
                                                               Median        $    0.49
                                                               High          $    0.70
                                                               Low           $    0.38

                                              Implied Valuation Range - Corporate Transactions

                                          Mean            Median            High             Low
                                      ------------     ------------     ------------     ------------
Implied Equity Valuation              $ 55,948,000     $ 52,020,000     $ 84,988,000     $ 34,540,000
Shares Outstanding(1)                    6,458,000        6,458,000        6,458,000        6,458,000
Equity Value Per Share Range          $       8.66     $       8.05     $      13.16     $       5.35

     (1) As of March 31, 2000

         PRECEDENT TRANSACTIONS ANALYSIS - PROPERTY TRANSACTIONS. Prudential Securities also analyzed the consideration paid in seven recent merger and acquisition transactions that Prudential Securities deemed to be reasonably similar to the merger because the acquired companies' reserves were located in the Rocky Mountain region of the United States, and considered the ratio of the acquired entity's equity purchase price to the acquired entity's Mcfe. The transactions considered were the combinations of:

         o        Energen Corporation and Burlington Resources Inc.;

         o        Cabot Oil & Gas Corp. and Equitable Resources, Inc.;

         o        Conoco Inc. and Amoco Corp.;

         o        United States Exploration Inc. and Union Pacific Resources
                  Group Inc.;

         o        Evergreen Resources, Inc. and Amoco Corp.;

         o        Devon Energy Corp. and an undisclosed company;

         o        Ballard Petroleum LLC and Snyder Oil Corp.;

         o        Undisclosed and Howell Corp.;

         o        Cabot Oil & Gas Corp. and an undisclosed company;

         o        Barrett Resources Corp. and an undisclosed private company;
                  and

         o        Barrett Resources Corp. and an undisclosed private company.

         The precedent transactions used in this analysis were found to imply for the acquired entity equity purchase price within a range of 0.29 to 0.97 times Mcfe, a mean of 0.47 times Mcfe and a median of 0.38 times Mcfe. Applying such results to Petroglyph's Mcfe resulted in implied equity valuation per share of $3.37 to $19.87 with a mean of $7.51 and a median of $5.31.

                                                PURCHASE PRICE OF        OTHER                           NYMEX CLOSING PRICES FOR
                                DATE                RESERVES             ASSETS          REGION            CLOSING PROMPT MONTH
                             ----------    ------------------------    ----------    ---------------    -------------------------
BUYER/SELLER                   CLOSED       SIZE $MM       $/MCFE        ($MM)         LOCATION(S)      CRUDE OIL     NATURAL GAS
------------                 ----------    ----------    ----------    ----------    ---------------    ----------    -----------

Energen Corporation              4/4/97    $     77.8    $     0.35    $       --    Rocky Mountains    $    19.12    $    1.942
     Burlington                                                                      New Mexico
     Resources Inc.
Cabot Oil & Gas Corp.           10/3/97    $     43.3    $     0.59    $      0.7    Rocky Mountains    $    22.76    $    3.125
Equitable Resources, Inc.                                                            Wyoming
Conoco Inc.                    12/15/97    $     55.9    $     0.55    $      1.0    Rocky Mountains    $    18.17    $    2.307
Amoco Corp.                                                                          New Mexico
United States
Exploration Inc.                5/15/98    $     41.0    $     0.29    $       --    Rocky Mountains    $    14.47    $    2.178
     Union Pacific                                                                   Colorado
     Resources Group Inc.
Evergreen Resources, Inc.        7/2/98    $     13.1    $     0.33    $       --    Rocky Mountains    $    14.50    $    2.439
Amoco Corp.                                                                          Colorado
Devon Energy Corp.               7/2/98    $     14.8    $     0.47    $      0.6    Rocky Mountains    $    14.50    $    2.439
Undisclosed                                                                          Wyoming
Ballard Petroleum LLC           1/21/99    $     27.2    $     0.54    $      1.6    Rocky Mountains    $    12.46    $    1.892
     Synder Oil Corp.                                                                Colorado
Undisclosed                     1/29/99    $     15.8    $     0.38    $       --    Rocky Mountains    $    12.75    $    1.777
     Howell Corp.                                                                    Wyoming
Cabot Oil & Gas Corp.           9/21/99    $     15.4    $     0.97    $      2.0    Rocky Mountains    $    24.50    $    2.427
     Undisclosed                                                                     Wyoming
Barrett Resources Corp.        12/16/99    $     47.0    $     0.33    $     25.0    Rocky Mountains    $    26.83    $    2.636
     Undisclosed private                                                             Colorado
     company
Barrett Resources Corp.         1/10/00    $     10.7    $     0.33    $       --    Rocky Mountains    $    24.67    $    2.216
     Undisclosed private                                                             Colorado
     company

                                                        ---------------------------
                                                        MEAN              $    0.47
                                                        MEDIAN            $    0.38
                                                        HIGH              $    0.97
                                                        LOW               $    0.29
                                                        ---------------------------

                                                   Valuation Range-Property Transactions

                                          Mean            Median            High              Low
Implied Equity Valuation              $ 48,522,000     $ 34,318,000     $128,346,000     $ 21,757,000
Shares Outstanding(2)                    6,458,000        6,458,000        6,458,000        6,458,000
                                      ------------     ------------     ------------     ------------
Equity Value Per Share Range          $       7.51     $       5.31     $      19.87     $       3.37

(2)      As of March 31, 2000

         None of the publicly-traded companies or the acquired entities in the above comparable companies analysis, corporate transactions precedent transactions analysis or property transactions precedent transactions analysis is, of course, identical to Petroglyph or the merger. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the publicly-traded companies and the acquired entities, and other factors that could affect the public trading value and consideration paid for each of the publicly-traded companies and the acquired entities, respectively, as well as that of Intermountain.

         The special committee selected Prudential Securities to provide a fairness opinion because it is a nationally recognized investment banking firm engaged in the valuation of businesses and their securities in connection with merger and acquisition transactions and because it has substantial experience in transactions similar to the merger.

         Pursuant to an engagement letter with Prudential Securities, Petroglyph agreed to pay Prudential Securities $250,000 upon the delivery of the Prudential Securities opinion. In addition, the engagement letter with Prudential Securities provides that Petroglyph will reimburse Prudential Securities for its reasonable out-of-pocket expenses (including fees and expenses of its legal counsel) and indemnify Prudential Securities and certain related persons, against certain liabilities, including liabilities under securities laws, arising out of the merger or its engagement, as set forth in the separate indemnification agreement. In the past, Prudential Securities and its affiliates have provided financial advisory and financing services for Petroglyph and has received customary fees for the rendering of these services. In 1997, Prudential Securities received a total of $1,190,000 in underwriting fees and commissions as lead underwriter for Petroglyph's initial public offering. Further, Prudential Securities received $50,000 in fees from Petroglyph in connection with a 1998 strategic advisory agreement and $50,000 in financial advisory fees from Petroglyph in connection with Prudential Securities' services in connection with Petroglyph's 1999 purchase of the Antelope Creek properties. In the ordinary course of business, Prudential Securities may actively trade shares of Petroglyph common stock for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material United States federal income tax consequences of the merger to stockholders that hold shares of Petroglyph common stock as a capital asset and that exchange those shares for the right to receive $2.85 in cash for each such share in the merger. Because it is a summary, it does not include an analysis of all potential tax effects of the merger.

         In particular, this summary:

         o does not consider the effect of any applicable state, local or foreign tax laws;

         o does not address all aspects of federal income taxation that may affect particular stockholders in light of their particular circumstances;

         o is not intended for stockholders that may be subject to special federal income tax rules, such as:

                  o        insurance companies,

                  o        tax-exempt organizations,

                  o financial institutions or dealers or traders in securities,

                  o stockholders that hold their common stock as part of a hedge, straddle or conversion transaction or other arrangement involving more than one position in respect of Petroglyph common stock,

                  o        tax exempt entities,

                  o        partnerships,

                  o stockholders who acquired their common stock pursuant to the exercise of an employee stock option or otherwise as compensation,

                  o stockholders who are not citizens or residents of the United States or that are foreign corporations, estates or trusts as to the United States,

                  o        holders of stock options; and

                  o III Exploration or any of its affiliates or any person who would be treated as constructively owning Petroglyph common stock immediately after the merger by reason of the attribution rules of Section 318 of the Internal Revenue Code.

         This summary assumes that stockholders hold their common stock as a "capital asset" within the meaning of the Internal Revenue Code. This summary is based on the current provisions of the Internal Revenue Code, applicable Treasury Regulations, judicial authorities and administrative rulings and practice. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth in this section. Any such changes or interpretations could be retroactive and could affect the tax consequences of the merger to you. It is possible that a court will not sustain the conclusions reached in this summary if they are challenged by the Internal Revenue Service. We have not sought and do not intend to seek a ruling from the Internal Revenue Service with respect to any aspect of the merger.

         You should consult your own tax advisor with respect to the specific tax consequences of the merger, including the applicability to your particular situation of the tax considerations contained in this summary and the applicability and effect of any state, local or foreign tax laws.

         Treatment of Holders of Common Stock. The conversion of your shares of common stock into the right to receive $2.85 in cash for each such share in the merger will be fully taxable to you. Accordingly, you will recognize a gain or loss equal in an amount to the difference between (1) the amount of cash you receive in the merger and (2) your tax basis in the common stock. Generally, your tax basis in your common stock will be equal to what you paid for your stock. Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if you held your shares for more than one year at the time of the merger.

         Dissenting Stockholders. If you dissent from the merger, the cash you receive in the merger generally will be fully taxable to you in the same manner as if you had participated in the merger (as described above), except that any amount constituting interest will be taxable as ordinary income.

         Backup Withholding Tax. You may be subject to backup withholding tax at the rate of 31% with respect to the gross proceeds you receive from the conversion of your common stock unless you:

         o are a corporation or other exempt recipient and, when required, establish this exemption; or

         o provide your correct taxpayer identification number, certify that you are not currently subject to backup withholding tax and otherwise comply with applicable requirements of the backup withholding tax rules.

         If you do not provide us with your correct taxpayer identification number, you may be subject to penalties imposed by the Internal Revenue Service.

         Backup withholding tax is not an additional tax. Any amount withheld under these rules will be creditable against your federal income tax liability.

ACCOUNTING TREATMENT OF THE MERGER

          The merger will be accounted for as a "purchase" in accordance with generally accepted accounting principles. Consequently, the aggregate consideration paid by III Exploration in connection with the merger will be allocated to the assets and liabilities of the surviving corporation based upon their fair values, with excess, if any, being treated as goodwill.

                                  THE COMPANIES

PETROGLYPH

         Certain terms relating to the oil and natural gas industry are defined in "Glossary of Oil and Gas Terms."

         BUSINESS

                  OVERVIEW


         Petroglyph is an independent energy company engaged in the exploration, development and acquisition of crude oil and natural gas reserves. Petroglyph has historically grown oil and natural gas reserves and cash flows through leasehold acquisitions and the subsequent associated development and exploratory drilling. Petroglyph's primary activities are focused on its 50,000 gross (46,600 net) acres in the Uinta Basin in Utah, where it is implementing enhanced oil recovery projects in the Lower Green River Formation of the Greater Monument Butte Region. Although Petroglyph has focused on exploitation of the Lower Green River Formation, Petroglyph believes that other formations in the Uinta Basin, above and below the Lower Green River Formation, have the potential to be commercially productive. In addition to its Uinta Basin activities, since 1998, Petroglyph has been developing a pilot coalbed methane project on its 94,100 gross (73,100 net) acres in the Raton Basin in Colorado. Removal of water from the coalbeds is necessary in order for the coal to release the associated gas in commercial quantities. The test wells can be utilized to test water production volumes, coal quality and gas production exclusive of the current pilot area. Management believes this pilot project will provide sufficient information to quantify the commercial viability of the area and estimates that approximately four to 11 additional water withdrawal wells would be required to be drilled to adequately dewater the coalbeds included in the pilot project. At September 30, 2000, the pilot project was producing approximately 40,000 barrels of water per day from approximately 22 wells in an attempt to significantly reduce water levels in the coalbeds.


         Petroglyph had estimated net proved reserves of approximately 18.5 MMBbls of oil and 43.4 Bcf of natural gas, or an aggregate of 25.7 MMBOE with a PV-10 before income taxes of $151.2 million, as of December 31, 1999. The reserve estimates utilized an average realized price of $22.37 per barrel for oil and $1.99 per Mcf for gas. Of Petroglyph's estimated proved reserves, 97% are located in the Uinta Basin. Petroglyph has not included any reserves from its Raton Basin development in proved categories, as its pilot project is in the dewatering process. If and at such time as commercial quantities of Raton Basin gas are produced, the associated probable reserves will be classified in proved categories. At December 31, 1999, Petroglyph had a total acreage position of approximately 149,800 gross (125,000 net) acres and estimates that it had over 1,000 potential drilling locations based on current spacing, none of which are included in Petroglyph's independent petroleum engineers estimate of proved reserves.

         Since inception, Petroglyph's strategy had been to increase its reserves, production and cash flow through (i) the development of its drillsite inventory, (ii) the exploitation of its existing reserve base, (iii) the control of operations of its core properties, (iv) the acquisition of additional property interests, and (v) the maintenance of a strong financial position that affords Petroglyph the financial flexibility to execute its business strategy.

         Petroglyph was formed in 1997 for the purpose of becoming the holding company for Petroglyph Gas Partners, L.P., pursuant to the terms of an exchange agreement dated August 22, 1997. PGP was formed in 1993, and grew primarily through the acquisition of oil and natural gas properties and the development of such properties. Under the exchange agreement converting its predecessor partnership into the company, effective upon consummation of Petroglyph's initial public offering, (i) the limited partners of the partnership transferred all of their limited partnership interests in PGP to Petroglyph in exchange for an aggregate of 2,607,349 shares of common stock and (ii) the stockholders of the general partner of PGP transferred all of the issued and outstanding stock of the general partner to Petroglyph in exchange for an aggregate of 225,984 shares of common stock (which is referred to as the conversion in this proxy statement). As a result of the conversion, Petroglyph acquired, directly or indirectly, all the partnership interests in PGP. In November 1997, Petroglyph completed its initial public offering of 2,625,000 shares, including 125,000 shares subject to the underwriters' over-allotment option, of common stock at $12.50 per share, resulting in net proceeds to Petroglyph of approximately $30.5 million. Approximately $10.0 million of the net proceeds were used to eliminate all outstanding amounts under Petroglyph's credit agreement. The balance of the proceeds were utilized to develop production and reserves primarily in Petroglyph's core Uinta Basin and Raton Basin development properties and for other working capital needs. Effective June 30, 1998, Petroglyph consolidated PGP and its subsidiaries into the parent company, Petroglyph Energy, Inc. As a result, PGP contributed 100% of its assets to Petroglyph Energy, Inc., and the partnership was dissolved.

RECENT EVENTS

         On August 18, 1999, III Exploration, a wholly-owned subsidiary of Intermountain Industries, Inc., completed the purchase from Robert A. Christensen, a director and executive officer of Petroglyph, David R. Albin, a director of Petroglyph, Kenneth A. Hersh, a director of Petroglyph, R. Gamble Baldwin, John S. Foster, Bruce B. Selkirk, III, Albin Income Trust, Natural Gas Partners, L.P., Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. of 2,753,392 shares of common stock of Petroglyph.

         The purchase was effected through a privately negotiated sale between the sellers and III Exploration, pursuant to Letter Agreements dated as of August 13, 1999 and July 29, 1999, with a purchase price of $3.00 per share. The source of funds for the purchase came from working capital of III Exploration. As a result of the purchase, III Exploration acquired approximately 50.4% of the outstanding common stock of Petroglyph.

         In connection with the purchase, Messrs. Albin, Christensen and Hersh resigned from Petroglyph's board of directors. Mr. Christensen also resigned as an executive officer, but remained employed by Petroglyph as an engineer until December 31, 1999. After discussing the resignations with Intermountain, the remaining members of Petroglyph's board of directors nominated William C. Glynn, Richard Hokin and Eugene C. Thomas, who are also members of Intermountain's board of directors, to fill the vacancies created on the board of directors by the resignations.

         In August 1999, Petroglyph sold $5 million of 8% senior subordinated notes due 2004 to III Exploration. The notes required Petroglyph to deliver to III Exploration a stock purchase warrant to acquire 150,000 shares of Petroglyph's common stock at an exercise price of $3.00 per share and gave III Exploration the right to obtain additional stock purchase warrants over the life of the notes. The number of future stock purchase warrants is based on the future stock price performance and the amount and duration of the notes outstanding. The maximum number of shares of common stock issuable under the stock purchase warrants for any given period is limited to 250,000 shares in any one year, 400,000 over the first three years and 750,000 over the five-year life of the notes. Petroglyph may redeem the notes at par without penalty at any time. Upon redemption of the notes, any remaining unissued and unearned stock purchase warrants will expire. Petroglyph utilized proceeds from the notes to finance the remaining purchase price of the acquisition of the non-working interest in Petroglyph's Antelope Creek properties and for working capital needs.

          In response to discussions by the board of directors regarding ways to improve Petroglyph's cash flow, Mr. Murdock suggested in September of 1999 that Petroglyph evaluate a group of producing oil and gas properties owned by III Exploration located primarily in the Uinta Basin of Utah, one of the company's core operating areas. During the months of October and November 1999, several members of Petroglyph's financial and technical staff reviewed and evaluated the properties' proved producing oil and gas reserve data and historical results of operations.

         In November 1999, Mr. Murdock and Mr. Glynn met to discuss a proposed transaction that would involve the issuance of a new series of preferred stock, convertible into common stock, to III Exploration in exchange for III Exploration's interest in the properties in Utah. The parties reviewed the company's reserve values, cash flow, production, debts and liabilities and potential future projects and prospects. The parties then reviewed an analysis of the value of the Utah properties' reserves and the corresponding cash flow, production and future prospects. At the end of this review period, the two companies' representatives concurred that the sale of the Utah properties for 250,000 shares of preferred stock convertible into approximately 714,000 shares of common stock of Petroglyph warranted further discussion. On November 30, 1999, Petroglyph and III Exploration entered into a letter of intent with respect to the purchase of the Utah properties.

         During late November and early December 1999, representatives of Petroglyph and III Exploration discussed reserves, operations, pending projects and other due diligence issues related to the Utah properties. At the same time, representatives of the companies and their legal advisors began to work on documentation for the proposed transaction.

         Between December 17 and 21, 1999, the Petroglyph board of directors met on several occasions to discuss the proposed transaction. On December 21, 1999, the disinterested members of the board approved the Purchase and Sale Agreement and the underlying issuance of preferred shares, subject to the negotiation of a definitive agreement and Petroglyph stockholder approval. In addition, the board considered the company's liquidity position and proposed 2000 capital spending plan, including $6.0 million of projected capital necessary to develop the Antelope Creek Field, and concluded that the Company needed to obtain additional equity financing in order to initiate its 2000 development plans and fund its current level of operations. As a result, the board considered a private equity sale to III Exploration in order to address the Company's immediate liquidity needs.

III Exploration offered to acquire 1,000,000 shares of Common Stock at a purchase price of $2.00 per share, which represented the current market price, for an aggregate of $2.0 million.


         The Purchase and Sale Agreement was signed on December 28, 1999, and it was announced in a press release that afternoon. The Purchase and Sale Agreement was subsequently amended on September 25, 2000, the effect of which eliminated certain properties from the property acquisition.


         On December 28, 1999, Petroglyph sold 1,000,000 shares of common stock to III Exploration in a privately negotiated sale at a purchase price of $2.00 per share, for aggregate proceeds of $2.0 million. The common stock issued in this private placement has not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Petroglyph used the proceeds from the private placement for working capital and to fund continuing operations a portion of Petroglyph's 2000 development plans for its Uinta Basin and Raton Basin properties. As a result of the private placement, III Exploration's ownership interest in Petroglyph's common stock increased to 59.07% (assuming the exercise of a warrant to purchase 150,000 shares of common stock issued in connection with the subordinated notes).

         On February 15, 2000, the stockholders of Petroglyph approved the issuance of 250,000 shares of Series A Convertible Preferred Stock to III Exploration in exchange for the Utah properties. The stockholders of Petroglyph also approved the issuance of shares of common stock upon the potential conversion of the preferred shares. Because III Exploration had a controlling ownership interest in the company at the time of the stockholder meeting, approval of the transaction was assured.

         The preferred shares are convertible, beginning two years from the date of issuance, into shares of common stock at a conversion price of $3.50 per share of common stock, based on the preference amount of $10.00 per preferred share. Petroglyph has the option to redeem the preferred shares at any time after the third anniversary of the transaction closing date in whole or in part at a redemption price of $12.00 per preferred share. The preferred shares were issued pursuant to an exemption from the registration requirement under the Securities Act and will be subject to transfer restrictions imposed by the Securities Act.

         The effective date of the sale of the preferred shares was November 1, 1999. The transaction was approved by a special vote of Petroglyph's stockholders on February 15, 2000 and was closed on February 18, 2000.

         On May 3, 2000, Petroglyph received a proposal from Intermountain to purchase the approximately 2.7 million shares of common stock of Petroglyph that it does not already indirectly own through III Exploration for $2.20 per share. In response to the offer, an independent committee of the Petroglyph board of directors was formed. The special committee was authorized by the board to employ counsel and a financial advisor to evaluate the fairness of the offer, consider alternatives and handle all negotiations with Intermountain concerning the proposed purchase of the shares.

         At a board meeting held on June 20, 2000, the special committee reported that, after negotiations between the special committee and representatives of Intermountain, Intermountain had increased its offer to $2.85 per share, and the special committee recommended that the board approve the terms of a proposed merger agreement. The merger agreement was approved by the board, subject to stockholder approval, and executed on June 20, 2000.

         As previously reported, the funding of Petroglyph's 2000 development plans was dependent upon its ability to realize proceeds from certain asset sales, replace its existing credit facility, raise equity capital and increase its operating cash flow, whether as a result of successful operations in the Uinta Basin and Raton Basin or from acquisitions. Petroglyph's inability to obtain such funds has forced Petroglyph to delay its 2000 development plans. During the first quarter of 2000, Petroglyph continued pursuing finding additional sources of financing, including selling assets and refinancing its senior credit facility or replacing its senior lender; however, Petroglyph has been unsuccessful in accomplishing these additional sources of financing.


         Additionally, on May 30, 2000, Petroglyph was notified by telephone that its senior lender intended to redetermine the borrowing base under Petroglyph's credit agreement. By letter received by Petroglyph on June 21, 2000 Chase formally notified Petroglyph that it had redetermined the borrowing base, resulting in a reduction to $9.0 million. As a result of that redetermination, under the credit agreement, Petroglyph had 90 days to reduce the outstanding balance from $11.0 million to $9.0 million. Petroglyph did not have sufficient cash to pay down the $2 million required by its senior lender in connection with the redetermination. Since Petroglyph also had no assurance that the senior lender would provide Petroglyph with a waiver if it was unable to reduce the balance by August 28, 2000, the company asked III Exploration to provide Petroglyph with financial assistance, which it subsequently agreed to do. As a result of its discussions with III Exploration, Petroglyph authorized III Exploration to contact Chase regarding a possible guarantee of Petroglyph's obligations under the credit agreement. Petroglyph's senior lender refused to accept III Exploration's guarantee and encouraged III Exploration to purchase the loan. As a result, on July 14, 2000, III Exploration's parent company, Intermountain, purchased at par the outstanding indebtedness and assumed the senior lender's rights and obligations under the credit agreement. Intermountain did not change any of the terms and conditions of the credit agreement but, following the closing of that transaction loaned Petroglyph an additional $3.150 million through September 2000 to meet its current obligations. Petroglyph has been advised that this advance was made in anticipation of the successful completion of the proposed merger with III Exploration and was specifically intended to preserve Petroglyph's asset value for the period of time after the merger. Petroglyph was further advised that any future advances that Intermountain may consider will only be made if Intermountain believes they are necessary to preserve Petroglyph's asset value.


         In order to help alleviate its liquidity shortfall, on June 8, 2000, Petroglyph received $800,000 from III Exploration under the terms of an Agreement and Bill of Sale and Assignment of Proceeds, which assigned to III Exploration the rights from proceeds of oil and natural gas sales. The funds were used to cover past due accounts payable and hedge obligations. On June 28, 2000, $1 million was advanced from III Exploration under a similar assignment agreement to provide needed working capital until additional long-term financing could be arranged. Both advances were repaid from the proceeds of oil and natural gas sales.

         Petroglyph has been advised that III Exploration intends to vote all of the shares of Petroglyph's common stock in favor of the proposed merger with a subsidiary of III Exploration. As a result, Petroglyph anticipates that the transaction will be approved. If however the merger is not completed for any reason, Petroglyph will likely not be able to meet its credit obligations originally provided for under the credit agreement, which III Exploration's affiliate purchased, nor carry out its 2000 development plan since there can be no assurance that any additional financing will be available to Petroglyph on acceptable terms or at all.

         Petroglyph is incorporated in the State of Delaware, its principal executive offices are located at 1302 North Grand, Hutchinson, Kansas 67501 and its telephone number is (316) 665-8500.

                  MARKETING ARRANGEMENTS

         The price received by Petroglyph for its oil and natural gas production depends on numerous factors beyond Petroglyph's control, including seasonality, the condition of the United States economy and state and local economies, the level and availability of foreign imports of crude oil, political conditions in other oil-producing countries, the actions of OPEC and domestic government regulation, legislation and policies. Decreases in the prices of oil and natural gas could have an adverse effect on the carrying value of Petroglyph's proved reserves and Petroglyph's revenues, profitability and cash flow.


         Petroglyph has historically sold its oil production under long-term contracts calling for a purchaser posted price or NYMEX price and an adjustment deduction. These contracts have expired and have been extended or re-negotiated for shorter time periods. Petroglyph currently markets its crude oil either month-to-month or on a longer term basis up to six months. During the years ended December 31, 1999, 1998 and 1997, Petroglyph's oil sales volumes totaled approximately 230 MBbls, 262 MBbls and 252 MBbls, respectively, at an average sales price per Bbl, exclusive of hedging, for each year of $16.53, $9.65 and $15.52, respectively. For the nine months ended September 30, 2000 and 1999, respectively, oil sales volumes were 255 MBbls and 158 MBbls at average sales prices per Bbl of $19.18 and $14.90, respectively.

         Petroglyph's natural gas produced in the Uinta Basin is sold through a long-term contract because of the need for firm pipeline transportation. The contract expires June 2003. The price for the natural gas is based on an Inside FERC index. Petroglyph's natural gas production in Texas is sold under an annual, renewable contract. For the years ended December 31, 1999, 1998 and 1997, Petroglyph sold 630 MMcf, 680 MMcf and 537 MMcf, respectively, at an average price per Mcf, exclusive of hedging, of $2.14, $2.01 and $2.08, respectively. For the nine months ended September 30, 2000 and 1999, respectively, natural gas sales volumes were 355 MMcf and 489 MMcf at average sales prices per Mcf of $1.63 and $1.91, respectively.


                  TRANSPORTATION COMMITMENTS

         In July 1998, Petroglyph entered into an agreement with Colorado Interstate Gas Company whereby CIG agreed to install approximately 37 miles of 10-inch steel pipeline from near Trinidad, Colorado to Petroglyph's Raton Basin coalbed methane development area approximately six miles southwest of Walsenburg, Colorado. The pipeline was placed in service in January 1999 with a delivery capacity of approximately 50 MMcf per day and will provide Petroglyph primary access to mid-continent markets for its future coalbed methane production. Petroglyph committed to pay CIG a minimum transportation charge equivalent to $0.325 per Mcf for the daily agreed volumes described below less $0.02 per Mcf for any unused transportation capacity. Petroglyph's obligations under the commitment began February 1, 1999 and end January 31, 2009. The commitment began at a minimum volume of 2,000 Mcf per day and increases by 1,000 Mcf per day after each three-month period, with a maximum commitment of 10,000 Mcf per day. At the end of the first two-year period, Petroglyph has the option to increase the minimum volume or eliminate the commitment. The cost of eliminating the commitment is the cost of the pipeline ($6.4 million) less credit applied for Petroglyph's Raton Basin commercial gas sales up to 16,000 Mcf per day. If paid, the costs of eliminating the commitment could be applied as a credit to purchase transportation services for gas elsewhere on CIG's system. Subject to certain restrictions, Petroglyph can reduce the minimum monthly commitment by selling its available pipeline capacity at market rates. For the year ended December 31, 1999, and the nine months ended September 30, 2000, Petroglyph paid $254,000 and $398,000 to CIG under this agreement.


                  HEDGING ACTIVITIES

         Petroglyph has historically used various financial instruments such as collars, swaps and futures contracts to manage its price risk for a portion of Petroglyph's crude oil and natural gas production. Monthly settlements on these financial instruments are typically based on differences between the fixed prices specified in the instruments and the settlement price of certain futures contracts quoted on the NYMEX or certain other indices. The instruments used by Petroglyph for oil hedges have not contained a contractual obligation which requires the future physical delivery of the hedged products. While these hedging arrangements limit the downside risk of price declines, such arrangements also limit the benefits which may be derived from price increases.


         Approximately 162 MBbls of Petroglyph's expected oil production through December 31, 2000 was subject to collars at December 31, 1999 with NYMEX floor prices between $17.00 and $20.00 and ceiling prices between $20.00 and $23.00 based on 2000 NYMEX pricing. Additionally, 72 Mbbls of Petroglyph's expected oil production through September 30, 2000 was subject to a swap at $20.05 based on 2000 NYMEX pricing. Expected 2000 natural gas production totaling 556,000 MMBtu was hedged at swap prices from $2.01 to $2.2425 per MMBtu. During March 2000, Petroglyph hedged 42 MBbls of 2000 oil production with NYMEX floor prices between $22.00 and $23.00 and ceiling prices between $27.00 and $31.70.


         Petroglyph monitors oil and gas market activity and compares its actual performance to the estimates used when entering into hedging arrangements. If material variations occur from those anticipated when a hedging arrangement is made, Petroglyph takes actions intended to minimize any risk through appropriate market actions. Petroglyph attempts to manage its exposure to counterparty nonperformance risk through the selection of financially responsible counterparties.

                  ACQUISITIONS

         In the past, Petroglyph has evaluated and from time to time pursued acquisitions of oil and gas properties in the Uinta Basin, the Raton Basin and in other areas that provide investment opportunities for the addition of production and reserves that met Petroglyph's selection criteria. However, because of Petroglyph's current liquidity shortage and inability to meet short term obligations, Petroglyph is not currently evaluating or pursuing any acquisitions. Petroglyph does not anticipate pursuing any acquisitions before the merger.

                  COMPETITION

         Petroglyph operates in the highly competitive areas of oil and natural gas exploration, exploitation, acquisition and production with other companies, many of which have substantially larger financial resources, operations, staffs and facilities. In seeking to acquire desirable producing properties or new leases for future exploration and in marketing its oil and natural gas production, Petroglyph faces competition from other oil and natural gas companies. Such companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than Petroglyph's financial or human resources permit.

                  DRILLING AND OPERATING RISKS

         Oil and natural gas drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. In light of its current liquidity shortage, Petroglyph has not drilled new wells since August 1999 and does not anticipate drilling any new wells before the merger without financial assistance from Intermountain. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry holes, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, completion, operating and other costs, including the costs of improved recovery and gathering facilities. The cost of drilling, completing and operating production and injection wells is often uncertain. In addition, Petroglyph's use of enhanced oil recovery techniques requires greater upfront development expenditures than primary oil recovery production strategies. In order to accomplish enhanced oil recovery using waterflood techniques, Petroglyph drills approximately one injection well for each producing well drilled. Petroglyph's coalbed methane recovery project in the Raton Basin may involve significantly more time and capital to achieve commercial gas production than is currently estimated. Dewatering of the gas producing coalbed can take place over a period from three months to several years and depends heavily on the amount and rates of water production. Complete dewatering can occur up to two years after commercial volumes of gas are initially produced; therefore, the ultimate effect of the dewatering operations may not be known for several years. Petroglyph's waterflood program involves greater risk of mechanical problems than conventional development programs. In light of Petroglyph's current liquidity shortage, without financial support from Intermountain, Petroglyph would not anticipate additional drilling operations or development projects prior to the merger. Petroglyph's future drilling activities, if any, may not be successful and, if unsuccessful, may have a material adverse effect on Petroglyph's future results of operations and financial condition.

         Petroglyph's operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of Petroglyph and others. As protection against operating hazards, Petroglyph maintains insurance coverage against some, but not all, potential losses. Petroglyph may elect to self-insure in circumstances in which management believes that the cost of insurance, although available, is excessive relative to the risks presented. The occurrence of an event that is not covered, or not fully covered, by third-party insurance could have a material adverse effect on Petroglyph's business, financial condition and results of operations.

                  REGULATION

         Regulation of Oil and Natural Gas Production. Petroglyph's oil and natural gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state, tribal and local authorities and agencies. For example, the States of Utah, Colorado, Texas and others in which Petroglyph may operate require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas. Such states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Failure to comply with any such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases Petroglyph's cost of doing business and affects its profitability. Although Petroglyph believes it is in substantial compliance with all applicable laws and regulations, because such rules and regulations are frequently amended or reinterpreted, Petroglyph is unable to predict the future cost or impact of complying with such laws. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on Petroglyph's financial condition and results of operations.

         Such regulation requires permits for drilling operations, drilling bonds and reports concerning operations and imposes other requirements relating to the exploration and the production of oil and gas.

         Federal Regulation of Natural Gas. The Federal Energy Regulatory Commission regulates interstate natural gas transportation rates and service conditions, which affect the marketing of natural gas produced by Petroglyph, as well as the revenues received by Petroglyph for sales of such production. Since the mid-1980's, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B, that have significantly altered the marketing and transportation of natural gas. Order 636 mandated a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC's purposes in issuing the order was to increase competition within all phases of the natural gas industry. The United States Court of Appeals for the District of Columbia Circuit largely upheld Order 636 and the Supreme Court has declined to hear the appeal from that decision. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation service, and has substantially increased competition and volatility in natural gas markets.

         The price Petroglyph receives from the sale of oil and natural gas liquids is affected by the cost of transporting products to markets. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. Petroglyph is not able to predict with certainty the effect, if any, of these regulations on its operations. However, the regulations may increase transportation costs or reduce well head prices for oil and natural gas liquids.

         Bureau of Indian Affairs. A substantial part of Petroglyph's producing properties in the Uinta Basin are operated under oil and natural gas leases issued by the Ute Indian Tribe, which is under the supervision of the Bureau of Indian Affairs. These activities must comply with rules and orders that regulate aspects of the oil and natural gas industry, including drilling and operating on leased land and the calculation and payment of royalties to the federal government or the Ute Indian Tribe. Operations on Ute Indian tribal lands must also comply with significant restrictive requirements of the governing body of the Ute Indians. For example, such leases typically require the operator to obtain at least an environmental assessment based on planned drilling activity. To the extent an operator wishes to drill additional wells, it will be required to obtain a new assessment. In addition, leases with the Ute Indian Tribe require that the operator agree to protect certain archeological and ancestral ruins located on the acreage.

         Environmental Matters. Petroglyph's operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may (i) require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities; (ii) limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and (iii) impose substantial liabilities for pollution resulting from Petroglyph's operations. The permits required for various of Petroglyph's operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both. In the opinion of management, Petroglyph is in substantial compliance with current applicable environmental laws and regulations, and Petroglyph has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on Petroglyph, as well as the oil and natural gas industry in general.

         The Comprehensive Environmental, Response, Compensation, and Liability Act and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of hazardous substances found at such sites. It is not uncommon for the neighboring land owners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act and comparable state statutes govern the disposal of solid waste and hazardous waste and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of hazardous substance, state laws affecting Petroglyph's operations impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as non-hazardous, such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

         Petroglyph has acquired leasehold interests in numerous properties that for many years have produced oil and natural gas. Although the previous owners of these interests may have used operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties. In addition, some of Petroglyph's properties may be operated in the future by third parties over whom Petroglyph has no control. Notwithstanding Petroglyph's lack of control over properties operated by others, the failure of the operator to comply with applicable environmental regulations may, in certain circumstances, adversely impact Petroglyph.

         NEPA. The National Environmental Policy Act is applicable to many of Petroglyph's activities and operations. NEPA is a broad procedural statute intended to ensure that federal agencies consider the environmental impact of their actions by requiring such agencies to prepare environmental impact statements in connection with all federal activities that significantly affect the environment. Although NEPA is a procedural statute only applicable to the federal government, a large portion of Petroglyph's Uinta Basin acreage is located either on federal land or Ute tribal land jointly administered with the federal government. The Bureau of Land Management's issuance of drilling permits and the Secretary of the Interior's approval of plans of operation and lease agreements all constitute federal action within the scope of NEPA. Consequently, unless the responsible agency determines that Petroglyph's drilling activities will not materially impact the environment, the responsible agency will be required to prepare an environmental impact statement in conjunction with the issuance of any permit or approval.

         ESA. The Endangered Species Act seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, nor destroy or modify the critical habitat of such species. Under ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat. ESA provides for criminal penalties for willful violations of the Act. Other statutes that provide protection to animal and plant species and that may apply to Petroglyph's operations include, but are not necessarily limited to, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. Although Petroglyph believes that its operations are in substantial compliance with such statutes, any change in these statutes or any reclassification of a species as endangered could subject Petroglyph to significant expense to modify its operations or could force Petroglyph to discontinue certain operations altogether.

                  ABANDONMENT COSTS

         Petroglyph is responsible for payment of its working interest share of plugging and abandonment costs on its oil and natural gas properties. Based on its experience, Petroglyph anticipates that the ultimate aggregate salvage value of lease and well equipment located on its properties will exceed the costs of abandoning such properties. There can be no assurance, however, that Petroglyph will be successful in avoiding additional expenses in connection with the abandonment of any of its properties, particularly in light of Petroglyph's current financial situation.

In addition, abandonment costs and their timing may change due to many factors including actual production results, inflation rates and changes in environmental laws and regulations. Absent the completion of the merger or other financial support from Intermountain or other lenders, Petroglyph's liquidity shortage might force it to abandon some of its properties.

                  TITLE TO PROPERTIES

         Petroglyph believes it has satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and natural gas industry. Petroglyph's properties are subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which Petroglyph believes do not materially interfere with the use of or affect the value of such properties. Petroglyph's credit agreement is secured by substantially all Petroglyph's oil and natural gas properties. Presently, Petroglyph keeps in force its leaseholds for 20% of its net acreage by virtue of production on that acreage in paying quantities. The remaining acreage is held by lease rentals and similar provisions and requires established production in paying quantities prior to expiration of various time periods to avoid lease termination.

                  OTHER FACILITIES

         Petroglyph currently leases approximately 8,000 square feet of office space in Hutchinson, Kansas, where its principal offices are located. The lease expires in May 2001, at which time the company has the option to renew the lease or acquire the property. The company also leases a 3,300 square foot office building through Hutch Realty LLC, an affiliate of the company.

                  EMPLOYEES


         As of September 30, 2000, Petroglyph had 36 full-time employees, none of whom is represented by any labor union. Included in the total were 12 corporate employees located in Petroglyph's office in Hutchinson, Kansas. Petroglyph considers its relations with its employees to be good.


PROPERTIES

                  GENERAL

         Petroglyph's primary producing properties are located in the Uinta Basin in Utah, where it is implementing enhanced oil recovery projects in the Lower Green River Formation of the Greater Monument Butte Region. Petroglyph's enhanced oil recovery development strategy utilizes waterflood techniques designed to rebuild and maintain reservoir pressure. Waterflooding involves the injection of water into a reservoir, forcing oil through the formation toward producing wells within the development area and driving free natural gas in the reservoir back into oil solution, creating greater pressure within the reservoir and making oil more mobile.

         Since July 1997, Petroglyph has acquired 73,100 net acres in the Raton Basin in Colorado where it has developed a pilot area consisting of 20 completed wells for the production of coalbed methane gas. Coalbed methane gas production is similar to traditional natural gas production in terms of the physical producing facilities and the product produced. Coalbed methane wells are drilled and completed in a manner similar to traditional natural gas wells, but development relies upon the release of coalbed methane as pressure is reduced in the reservoir due to water removal. During drilling and completion operations in this pilot project, Petroglyph determined that significant volumes of water would be required to be removed to reduce reservoir pressures to a level conducive to methane gas production.


         During 1999, Petroglyph produced a total of approximately 12 million barrels of water and continuously produced measurable volumes of natural gas along with the water from the wells in the pilot project. During the period from January 1, 2000 through September 30, 2000, Petroglyph produced approximately 10 million barrels of water and 405 Mcf of natural gas. These measurable gas volumes are supplying a portion of the fuel gas required for dewatering operations in the pilot area, but gas volumes are not currently large enough to be sold to markets via the gas pipelines connected to the pilot area.


         Petroglyph initially estimated that it would take approximately six to 12 months to sufficiently dewater the coal gas reservoirs and bring about commercial volumes of gas production from the pilot project. However, greater than anticipated water production from wells in the pilot area has significantly extended the estimated amount of time and capital necessary to achieve gas production in commercial quantities. As a result of the higher than anticipated water volumes, Petroglyph conducted a series of specialized reservoir tests during December 1999. These tests were designed, among other things, to further estimate additional time required to dewater the coal gas reservoirs in the pilot area at the current water withdrawal rate. As a result of this engineering evaluation, Petroglyph determined that an unconventional and unproven technique could be attempted in dewatering the pilot area. This technique requires drilling four to 11 additional water withdrawal wells at a cost ranging from $1.0 million to $3.0 million in the pilot area to expedite the dewatering required to begin production of natural gas in commercial quantities. However, there is no assurance that this technique would result in the production of commercial quantities of natural gas. In light of Petroglyph's current cash situation, Petroglyph does not anticipate being able to drill the additional wells before the merger.

         Based on its experience to date, Petroglyph believes that the coal gas resources within the pilot area, and more generally within the majority of its entire acreage position in the Raton Basin, contain commercial quantities of coalbed methane gas. Prior to April 2000 Petroglyph had planned to continue developing its Raton Basin coal resource. However, Petroglyph does not currently have funds necessary to continue developing this resource and does not anticipate that it will be able to obtain such funds before the merger.

         Until October 2000, Petroglyph had an operating working interest and owned approximately 4,900 net acres in the Helen Gohlke field located within the Wilcox Trend in the Gulf Coast Region of South Texas.

                  OIL AND NATURAL GAS RESERVES

         The following table summarizes the estimates of Petroglyph's estimated historical net proved reserves of oil and natural gas as of December 31, 1997, 1998 and 1999.

                                                                AS OF DECEMBER 31,
                              -------------------------------------------------------------------------------------
                                         1997                          1998                          1999
                              -------------------------     -------------------------     -------------------------
                                               NATURAL                       NATURAL                       NATURAL
                                  OIL            GAS            OIL            GAS            OIL            GAS
                                (MBBLS)        (MMCF)         (MBBLS)        (MMCF)         (MBBLS)        (MMCF)
Proved developed:
         Utah                      4,620          9,202          5,260         10,686         10,366         21,309
         Other                       122          1,637             60          1,984             93          3,011
                  Total            4,742         10,839          5,320         12,670         10,459         24,320
Proved undeveloped:
         Utah                      4,714          9,856          1,107          2,822          8,030         17,743
     Other                            --             --             --             --             --          1,369
                              ----------     ----------     ----------     ----------     ----------     ----------
         Total                     4,714          9,856          1,107          2,822          8,030         19,112
                              ----------     ----------     ----------     ----------     ----------     ----------
         Total Proved              9,456         20,695          6,427         15,492         18,489         43,432
                              ==========     ==========     ==========     ==========     ==========     ==========


         The following table sets forth the future net cash flows from Petroglyph's estimated proved reserves:

                                                                                   AS OF DECEMBER 31,
                                                                       ----------------------------------------
                                                                          1997           1998           1999
                                                                       ----------     ----------     ----------
                                                                                    (IN THOUSANDS)
Future net cash flow before income taxes:
     Utah                                                              $   96,768     $   49,992     $  338,179
     Other                                                                  2,469          2,368          8,205
                                                                       ----------     ----------     ----------
         Total                                                         $   99,237     $   52,360     $  346,384
                                                                       ==========     ==========     ==========
Future net cash flow before income taxes, discounted at 10%:
     Utah                                                              $   41,631     $   26,581     $  146,971
     Other                                                                  1,798          1,727          4,312
                                                                       ----------     ----------     ----------
         Total                                                         $   43,429     $   28,308     $  151,283
                                                                       ==========     ==========     ==========

         The reserve estimates for 1997, 1998 and 1999 were prepared by Lee Keeling and Associates Inc., Petroglyph's independent petroleum engineers.

         Petroglyph has not included any reserves from its Raton Basin development in proved categories, as the pilot area is in the dewatering process. At such time that commercial quantities of Raton Basin gas are realized, the associated probable reserves will be classified in proved categories.

         In accordance with applicable requirements of the Commission, estimates of Petroglyph's proved reserves and future net revenues are made using sales prices in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of proved reserves and future net revenues therefrom are affected by oil and natural gas prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated values, including many factors beyond the control of the producer. The reserve data set forth in this report are only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, Petroglyph's use of enhanced oil recovery techniques requires greater upfront development expenditures than primary oil recovery production strategies. Petroglyph expects to drill a number of wells and employ waterflood technology to produce them in the future. Petroglyph's waterflood program involves greater risk of mechanical problems than conventional development programs. As a result, estimates of different engineers, including those used by Petroglyph, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs, availability of capital and other factors, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of natural gas and oil that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based.

                  EXPLORATION AND DEVELOPMENT ACTIVITIES

         Petroglyph drilled, or participated in the drilling of, the following number of wells during the periods indicated.

                                                             YEAR ENDED DECEMBER 31,
                              -------------------------------------------------------------------------------------
                                               1997                       1998                      1999
                              -------------------------     -------------------------     -------------------------
                                GROSS           NET           GROSS           NET           GROSS           NET
                              ----------     ----------     ----------     ----------     ----------     ----------
Exploratory:
         Oil                           2            2.0              1            1.0             --             --
         Natural Gas                   2            1.0              5            5.0             --             --
         Nonproductive                --             --             --             --              1            1.0
                              ----------     ----------     ----------     ----------     ----------     ----------
                  Total                4            3.0              6            6.0              1            1.0
                              ==========     ==========     ==========     ==========     ==========     ==========
Development:
         Oil                          52           26.0             26           13.0             --             --
         Natural Gas                  --             --             20           19.0              2            1.0
         Nonproductive                --             --              2            2.0             --             --
                              ----------     ----------     ----------     ----------     ----------     ----------
                  Total               52           26.0             48           34.0              2            1.0
                              ==========     ==========     ==========     ==========     ==========     ==========
Total:
         Productive                   56           29.0             52           38.0              2            1.0
         Nonproductive                --             --              2            2.0              1            1.0
                              ----------     ----------     ----------     ----------     ----------     ----------
                  Total               56           29.0             54           40.0              3            2.0
                              ==========     ==========     ==========     ==========     ==========     ==========

         Based on Petroglyph's drilling results to date, Petroglyph believes that the nature of the geology in the Lower Green River Formation in the Greater Monument Butte Region is characterized by the presence of hydrocarbons throughout the region and, as a consequence, the distinction between exploratory and development wells in this region is not as important as it is in other oil and natural gas producing areas.

         Petroglyph does not own any drilling rigs; therefore, all of its drilling activities are conducted by independent contractors under standard drilling contracts.

                  PRODUCTIVE WELL SUMMARY

The following table sets forth Petroglyph's ownership interest as of December 31, 1999 in productive oil and natural gas wells in the development areas indicated.

                                                 OIL                       NATURAL GAS                      TOTAL
                                      -------------------------     -------------------------     -------------------------
                                        GROSS           NET           GROSS           NET           GROSS           NET
                                      ----------     ----------     ----------     ----------     ----------     ----------
Utah:
     Antelope Creek Field                    107          107.0             --             --            107          107.0
     Duchesne Field                            5            5.0              1            1.0              6            6.0
     Natural Buttes Extension                 --             --              2            1.5              2            1.5
                                      ----------     ----------     ----------     ----------     ----------     ----------
         Total                               112          112.0              3            2.5            115          114.5
Colorado*                                     --             --             17           17.0             17           17.0
Other                                          3            3.0              5            3.0              8            6.0
                                      ----------     ----------     ----------     ----------     ----------     ----------
     Total                                   115          115.0             25           22.5            140          137.5
                                      ==========     ==========     ==========     ==========     ==========     ==========

*In dewatering phase of completion operations.

         In addition, as of December 31, 1999, Petroglyph had 37 gross (37 net) active water injection wells on its acreage in the Uinta Basin.

         VOLUMES, PRICES AND PRODUCTION COSTS

         The following table sets forth the production volumes, average sales prices and average production costs associated with Petroglyph's sale of oil and natural gas for the period indicated.

                                                                                            YEAR ENDED DECEMBER 31,
                                                                                 ----------------------------------------------
                                                                                     1997             1998             1999
                                                                                 ------------     ------------     ------------
Net production:
     Oil (Bbls) ............................................................          251,631          261,817          229,651
     Natural gas (Mcf) .....................................................          537,466          679,992          630,186
     Oil equivalent (BOE) ..................................................          341,209          375,149          334,682
Average sales price (1):
     Oil (per Bbl):
         Utah (2) ..........................................................     $      14.37     $      11.01     $      15.85
         Other .............................................................            18.94            12.95            17.43
         Weighted average (3) ..............................................            14.84            11.12            15.90
     Natural gas (per Mcf) (4):
         Utah ..............................................................     $       1.91     $       2.12     $       1.84
         Other .............................................................             2.37             1.75             1.84
         Weighted average ..................................................             1.99             2.01             1.84
Average lease operating expenses including production and property taxes
(per BOE):
     Utah ..................................................................     $       3.67     $       5.06     $       9.58
     Other .................................................................            15.08            10.02            11.25
     Weighted average ......................................................             5.09             5.72             9.90

----------

(1)      Before deduction of property taxes.

(2) Excluding the effects of crude oil hedging transactions and amortization of deferred revenue, the weighted average Uinta Basin sales price per Bbl of oil received by Petroglyph was $15.12, $9.44 and $16.50 for the years ended December 31, 1997, 1998 and 1999, respectively.

(3) Excluding the effects of crude oil hedging transactions and amortization of deferred revenue, the weighted average sales price per Bbl of oil was $15.52, $9.65 and $16.53 for the years ended December 31, 1997, 1998 and 1999, respectively.

(4) Excluding the effects of hedging transactions, the weighted average sales price per Mcf of natural gas was $2.08, $2.01 and $2.14 for the years ended December 1997, 1998 and 1999, respectively.

                  DEVELOPMENT, EXPLORATION AND ACQUISITION EXPENDITURES

         The following table sets forth the costs incurred by Petroglyph in its development, exploration and acquisition activities during the periods indicated.

                                               YEAR ENDED DECEMBER 31,
                                   ----------------------------------------------
                                       1997             1998             1999
                                   ------------     ------------     ------------
Acquisition costs:
     Unproved properties .....     $  1,721,636     $  7,141,142     $  1,320,105
     Proved properties .......          147,387           42,533        7,120,952
Development costs ............       10,003,468       10,123,616        1,038,257
Exploration costs ............               --          192,526           38,640
Improved recovery costs ......          895,317               --               --
         Total ...............     $ 12,767,808     $ 17,499,817     $  9,517,954
                                   ============     ============     ============

                  ACREAGE

         The following table sets forth, as of December 31, 1999, the gross and net acres of developed and undeveloped oil and natural gas leases which Petroglyph holds or has the right to acquire. Undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas, regardless of whether or not such acreage contains proved reserves.

                                                DEVELOPED                    UNDEVELOPED                     TOTAL
                                        -------------------------     -------------------------     -------------------------
AREA                                      GROSS           NET           GROSS           NET           GROSS           NET
----                                    ----------     ----------     ----------     ----------     ----------     ----------
Utah:
     Antelope Creek Field .........          6,560          6,560         14,457         12,892         21,017         19,452
     Duchesne Field ...............          1,400          1,067         11,935         10,565         13,335         11,632
     Natural Buttes Extension .....            360            360         15,336         15,132         15,696         15,492
         Total ....................          8,320          7,987         41,728         38,589         50,048         46,576
Colorado ..........................          3,072          3,072         90,988         70,025         94,060         73,097
Other .............................          5,210          4,900            441            441          5,651          5,341
         Total ....................         16,602         15,959        133,157        109,055        149,759        125,014
                                        ==========     ==========     ==========     ==========     ==========     ==========

                  LEGAL PROCEEDINGS

         Petroglyph is a party to the following legal proceeding:

         Mark Lively v. Petroglyph Operating Company, Inc.


         Petroglyph is a defendant in a lawsuit filed on or about December 22, 1999 in the District Court of Huerfano County, Colorado, by Mark Lively, wherein Lively, among other things, seeks an order from the court evicting Petroglyph from a portion of Lively's property that contains four of Petroglyph's Raton Basin coalbed methane gas wells. Lively also seeks to recover attorney fees and costs incurred in connection with the lawsuit. The District Court has entered a judgment the effect of which was to award Lively a minority working interest in the minerals underlying the four wells, which judgment Petroglyph plans to appeal. Petroglyph continues to vigorously defend itself in this matter. Petroglyph does not believe a negative outcome in this matter would have a material adverse effect on Petroglyph's financial position or results of operations.

                             SELECTED FINANCIAL DATA

         The following selected consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and Petroglyph's consolidated financial statements and related notes included in Consolidated Financial Statements and Supplementary Data.

         Petroglyph's Consolidated Financial Statements are included on the pages immediately following the Index to Consolidated Financial Statements appearing on page F-1.



                                                                                YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------------------------------
                                                              1999              1998              1997              1996
                                                          ------------      ------------      ------------      ------------
                                                              (in thousands, except per share amounts and operating data)
STATEMENT OF OPERATIONS DATA:
     Operating expenses:
         Oil sales ..................................     $      3,652      $      2,912      $      3,735      $      4,459
         Natural gas sales ..........................            1,160             1,366             1,070               999
         Other ......................................              230               190                61                --
                                                          ------------      ------------      ------------      ------------
              Total operating revenues ..............            5,042             4,468             4,866             5,458
                                                          ------------      ------------      ------------      ------------
     Operating expenses:
         Lease operating ............................            2,953             1,927             1,560             2,369
         Production taxes ...........................              359               218               179               249
         Exploration costs ..........................               39               193                --                69
         Depreciation, depletion and amortization ...            1,673             1,866             1,852             2,806
         Impairments ................................               --             4,848                --                --
         General and administrative .................            2,024             2,129             1,300               902
                                                          ------------      ------------      ------------      ------------
         Total operating expenses ...................            7,048            11,181             4,891             6,395
                                                          ------------      ------------      ------------      ------------
     Operating loss .................................           (2,006)           (6,713)              (25)             (937)
     Other income (expense):
         Interest income (expense), net .............             (679)              407               114                40
         Gain (loss) on sales of
              property and equipment, net ...........              840                59                12             1,384
                                                          ------------      ------------      ------------      ------------
     Net income (loss) before income taxes ..........           (1,845)           (6,247)              101               487
     Income tax benefit (expense)(1) ................              390             2,062            (2,514)             (190)
                                                          ------------      ------------      ------------      ------------
         Net income (loss) before
         change in accounting principle .............     $     (1,455)     $     (4,185)     $     (2,413)     $        297
                                                          ------------      ------------      ------------      ------------
Accounting change - Expense of Start
     Up Costs (net of tax) ..........................     $       (111)     $         --      $         --      $         --
Net income (loss) ...................................     $     (1,566)     $     (4,185)     $     (2,413)     $        297
                                                                            ============      ============      ============
  Dividends earned on preferred stock ...............     $         --      $         --      $         --      $         --
                                                          ------------      ------------      ------------      ------------
Net income (loss) available to
     common stockholders ............................           (1,566)           (4,185)           (2,413)              297
                                                          ============      ============      ============      ============
Earnings (loss) per common share
     before change in accounting principle ..........     $       (.27)     $       (.77)     $       (.73)     $        .11
Earnings (loss) per common share
     from change in accounting principle ............     $      (0.02)     $         --      $         --      $         --
                                                          ------------      ------------      ------------      ------------
Earnings (loss) per common share
     basic and diluted ..............................     $      (0.29)     $      (0.77)     $      (0.73)     $       0.11
                                                          ============      ============      ============      ============
Weighted average common shares
     outstanding ....................................        5,469,292         5,458,333         3,326,826         2,833,333
BALANCE SHEET DATA:
     Working capital ................................            1,969             1,952            14,873              (541)
     Total assets ...................................           52,947            46,035            46,714            17,470
     Total long-term debt, less current portion .....           14,953             7,500                --                --
     Total stockholders' equity .....................           35,816            35,312            39,498            39,498

                                                           YEAR ENDED              NINE MONTHS ENDED
                                                          DECEMBER 31,               SEPTEMBER 30,
                                                          ------------      ------------------------------
                                                              1995              2000              1999
                                                          ------------      ------------      ------------
                                                      (in thousands, except per share amounts and operating data)
STATEMENT OF OPERATIONS DATA:
     Operating expenses:
         Oil sales ..................................     $      3,217      $      4,889      $      2,359
         Natural gas sales ..........................            1,016               579               936
         Other ......................................               36               (23)              202
                                                          ------------      ------------      ------------
              Total operating revenues ..............            4,269             5,445             3,497
                                                          ------------      ------------      ------------
     Operating expenses:
         Lease operating ............................            2,260             3,712             1,782
         Production taxes ...........................              188               606               220
         Exploration costs ..........................              376                --                21
         Depreciation, depletion and amortization ...            2,302             1,509             1,248
         Impairments ................................              109                --                --
         General and administrative .................            1,064             1,821             1,530
                                                          ------------      ------------      ------------
         Total operating expenses ...................            6,299             7,648             4,801
                                                          ------------      ------------      ------------
     Operating loss .................................           (2,030)           (2,203)           (1,304)
     Other income (expense):
         Interest income (expense), net .............             (216)             (863)             (387)
         Gain (loss) on sales of
              property and equipment, net ...........             (138)               65               860
                                                          ------------      ------------      ------------
     Net income (loss) before income taxes ..........            2,384            (3,001)             (831)
     Income tax benefit (expense)(1) ................               --                --              (299)
                                                          ------------      ------------      ------------
         Net income (loss) before
         change in accounting principle .............     $     (2,384)     $     (3,001)     $       (532)
                                                          ------------      ------------      ------------
Accounting change - Expense of Start
     Up Costs (net of tax) ..........................     $         --      $         --      $       (111)
Net income (loss) ...................................     $     (2,384)     $     (3,001)     $       (643)
                                                          ============      ============      ============
  Dividends earned on preferred stock ...............     $         --      $       (179)     $         --
                                                          ------------      ------------      ------------
Net income (loss) available to
     common stockholders ............................           (2,384)           (3,180)             (643)
                                                          ============      ============      ============
Earnings (loss) per common share
     before change in accounting principle ..........     $      (0.84)     $      (0.49)     $      (0.10)
Earnings (loss) per common share
     from change in accounting principle ............     $         --      $         --      $      (0.02)
                                                          ------------      ------------      ------------
Earnings (loss) per common share
     basic and diluted ..............................     $      (0.84)     $      (0.49)     $      (0.12)
                                                          ============      ============      ============
Weighted average common shares
     outstanding ....................................        2,833,333         6,458,333         5,458,333
BALANCE SHEET DATA:
     Working capital ................................            1,133           (17,506)            1,565
     Total assets ...................................           17,598            57,016            51,326
     Total long-term debt, less current portion .....            3,900           (19,041)           15,363
     Total stockholders' equity .....................           12,207            35,136            34,808


----------

(1) Tax information for 1996 is shown as pro forma to reflect income tax expense as if partnership income of the company's predecessor, Petroglyph Gas Partners, L.P., were subject to federal income tax.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

                  GENERAL

         The following table sets forth certain operating data of Petroglyph for the periods presented:


                                                                                                    NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                        SEPTEMBER 30,
                                           ----------------------------------------------     -----------------------------
                                               1997             1998             1999             1999             2000
                                           ------------     ------------     ------------     ------------     ------------
PRODUCTION DATA:
     Oil (Bbls) ......................          251,631          261,817          229,651          158,329          254,889
     Natural Gas (Mcf) ...............          537,466          679,992          630,186          489,480          354,582
         Total (BOE) .................          341,209          375,149          334,682          239,909          313,986
AVERAGE SALES PRICE PER UNIT(1):
     Oil (per Bbl)(2) ................     $      14.84     $      11.12     $      15.90     $      14.90     $      19.18
     Natural Gas (per Mcf)(3) ........     $       1.99     $       2.01     $       1.84     $       1.91     $       1.63
     BOE .............................     $      14.08     $      11.40     $      14.38     $      14.58     $      17.34
COSTS PER BOE:
     Lease operating expense .........     $       4.57     $       5.14     $       8.82     $       7.43     $      11.82
     Production and property taxes ...     $       0.52     $       0.58     $       1.07     $       0.92     $       1.93
     General and administrative ......     $       3.81     $       5.67     $       6.05     $       6.38     $       5.80
     Depreciation, depletion and
       amortization ..................     $       5.43     $       4.97     $       5.00     $       5.20     $       4.81
     Average finding costs(4) ........     $       3.00     $       0.85     $       3.08               --               --


----------

(1)    Before deduction of production taxes.


(2) Excluding the effects of crude oil hedging transactions and amortization of deferred revenue, the weighted average sales price per Bbl of oil was $15.52, $9.65 and $16.53 for the years ended December 31, 1997, 1998 and 1999, respectively, and $18.45 and $26.34 for the nine months ended September 30, 1999 and 2000, respectively.

(3) Excluding the effects of hedging transactions, the weighted average sales prices per Mcf of natural gas was $2.08, $2.01 and $2.14 for the years ended December 31, 1997, 1998 and 1999, respectively and $1.63 and $1.91 for the nine months ended September 30, 1999 and 2000, respectively.


(4) The calculation of average finding cost for the year ended December 31, 1999 includes a change in future development costs of $38.6 million. Average finding cost excluding this amount was $0.54 for 1999. The calculation of average finding cost for the year ended December 31, 1998 includes a reduction in future development costs of $13.3 million as a result of a decline in Petroglyph's proved undeveloped reserves due to low year-end oil prices. 1998 average finding cost excluding future development cost is not meaningful. The calculation of average finding cost for the year ended December 31, 1997 includes a change in future development costs of $2.7 million. Average finding cost excluding this amount was $2.37 for the year ended December 31, 1997.

         Petroglyph uses the successful efforts method of accounting for its oil and natural gas activities. Costs to acquire mineral interests in oil and natural gas properties, to drill and equip exploratory wells that result in proved reserves, and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not result in proved reserves, geological, geophysical and seismic costs, and costs of carrying and retaining properties that do not contain proved reserves are expensed. Costs of significant nonproducing properties, wells in the process of being drilled and development projects are excluded from depletion until such time as the related project is developed and proved reserves are established or impairment is determined.

         Petroglyph's predecessor was classified as a partnership for federal income tax purposes. Therefore, no income taxes were paid or provided for by Petroglyph prior to the conversion of the company into a corporation in connection with the initial public offering of Petroglyph's common stock. Future tax amounts, if any, will be dependent upon several factors, including but not limited to Petroglyph's results of operations.

                  RESULTS OF OPERATIONS

         Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

         OPERATING REVENUES

         Oil revenues increased by $740,000 (25%) to $3,652,000 for the year ended December 31, 1999 as compared to $2,912,000 for 1998 as a result of a $4.73 (43%) increase in average realized oil sales prices from $11.12 per Bbl in 1998 to $15.90 in 1999. The average oil sales price of $15.90 per Bbl includes the effects of crude oil hedge losses of $144,000 in 1999 compared to crude oil hedge gains of $386,000 in the prior year. Petroglyph's average oil sales price for the year ended December 31, 1999, excluding the effects of the hedge loss, was $16.53 per Bbl.

         Natural gas revenues decreased by $206,000 (15%) to $1,160,000 for the year ended December 31, 1999 as compared to $1,366,000 for 1998. The average realized gas price for 1999 was $1.84 per Mcf, including a hedge loss of $0.30 per Mcf, compared to $2.01 per Mcf in 1998. Gas sales volumes for 1999 declined 49,800 Mcf (7%) to 630,200 Mcf, compared to 1998 sales volumes of 680,000 Mcf.

         OPERATING EXPENSES

         Lease operating expenses increased $1,026,000 (53%) to $2,953,000 for the year ended December 31, 1999 as compared to $1,927,000 for the year ended December 31, 1998. Lease operating costs incurred in 1999 which were not comparable to the previous year included $863,000 attributable to that portion of the Antelope Creek property purchased in 1999, $206,000 for compressor rentals and $254,000 in commitment charges to CIG. Absent these three cost items, lease operating expenses declined $297,000 (15%) between periods.

         Depreciation, depletion and amortization expense declined $193,000 (10%) to $1,673,000 for the year ended December 31, 1999 as compared to $1,866,000 for 1998. This expense, which is based on production volumes, reflects an 11% decline in production between the two periods.

         The company adopted the provisions of Statement of Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in connection with its formation. SFAS No. 121 requires that proved oil and natural gas properties be assessed for an impairment in their carrying value whenever events or changes in circumstances indicate that such carrying value may not be recoverable. SFAS No. 121 requires that this assessment be performed by comparing the anticipated future net cash flows to the net carrying value of the oil and natural gas properties. This assessment must generally be performed on a property-by-property basis. The company recognized impairments of $4,848,218 in 1998. No such impairments were required in the years ended December 31, 1999 and 1997.


         Whenever events or changes in circumstance indicate that the carrying value of oil and gas properties may not be recoverable, the company makes an assessment by comparing the anticipated future net cash flows to the net carrying value of the oil and gas properties. If the carrying values of the oil and gas properties exceeds the amount of the anticipated net future cash flows from the oil and gas properties then the company calculates an impairment. The company utilizes the most current externally prepared reserve report by a petroleum engineer and applies an appropriate discount rate to anticipated future net cash flows to determine a fair value for the oil and gas properties. The company then adjusts the carrying value of the oil and gas property by recording an impairment loss equal to the difference in the carrying value of the property and the discounted anticipated future net cash flow of the oil and gas property.


         Exploration costs decreased to $39,000 for the year ended December 31, 1999 compared to $193,000 for the year ended December 31, 1998. One exploratory well was plugged and abandoned on Petroglyph's Texas acreage in 1999, while two wells, one in Texas and one in the Raton Basin were unsuccessful in 1998.

         General and administrative expenses decreased by $105,000 (5%) to $2,024,000 for the year ended December 31, 1999. This amount included a one-time, non-cash charge of $176,000 associated with the resignation of an executive officer of Petroglyph. Additionally, Petroglyph incurred approximately $108,000 in severance charges associated with a planned reduction in general and administrative expenses. Absent these items, general and administrative costs decreased $389,000 (18%) to $1,635,000 in 1999 as compared to $2,129,000 in
1998, as a result of cost reduction measures implemented in the first quarter of 1999.

         OTHER INCOME (EXPENSES)

         Net interest expense for the year ended December 31, 1999 was $679,000 compared to net interest income of $407,000 for 1998. This represents the decline in invested cash after the Offering to a net debt position at the end of 1998, that continued through 1999.

         During the year ended December 31, 1999, Petroglyph received $1,498,000 in cash from the sale of Utah and Texas compression assets and surplus inventory. Net book cost and selling expenses resulted in recognized gains totaling $840,000 for 1999 as compared to $59,000 for the year ended December 31, 1998.

         Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

         OPERATING REVENUES

         Oil revenues decreased by $823,000 (22%) to $2,912,000 for the year ended December 31, 1998 as compared to $3,735,000 for 1997 primarily as a result of a $3.72 (25%) decline in average oil sales prices from $14.84 per Bbl in 1997 to $11.12 in 1998. The average oil sales price of $11.12 per Bbl includes the effects of a crude oil hedge gain of $386,000. Petroglyph's average oil sales price for the year ended December 31, 1998, excluding the effects of the hedge gain, was $9.65 per Bbl.

         Natural gas revenues increased by $296,000 (28%) to $1,366,000 for the year ended December 31, 1998 as compared to $1,070,000 for 1997 primarily as a result of an increase in the gas sales volumes of 143,000 Mcf (27%). The increase in gas sales volumes is attributable to successful drilling activities in Utah and Texas during the year, offset by normal production declines on existing wells.

         OPERATING EXPENSES

         Lease operating expenses increased $367,000 (24%) to $1,927,000 for the year ended December 31, 1998 as compared to $1,560,000 for the year ended December 31, 1997. This increase is a result of an increase in the average number of operated wells and facilities between 1997 and 1998, a 10% increase in allowable overhead charges per well, and an increase in expensed remediation charges from unsuccessful workovers on Petroglyph's Texas properties. In addition, Petroglyph's lease operating expenses on a per BOE basis increased by $0.57 (12%) to $5.14 per BOE during 1998 as compared to $4.57 per BOE for 1997 as a result of the overhead increases and remediation charges mentioned above.

         Depreciation, depletion and amortization expense declined $0.46 (8%) on a per BOE basis to $4.97 for the year ended December 31, 1998, as compared to $5.43 for the year ended December 31, 1997. The decline is a result of increasing reserves in proved developed categories between periods.

         Exploration costs increased to $193,000 for the year ended December 31, 1998 from zero for the year ended December 31, 1997, as two exploratory wells drilled during the year, one in the Raton Basin and one on Petroglyph's Texas acreage, were plugged and abandoned. This compares to 1997, when all of Petroglyph's exploratory drilling activities were successful and no geological and geophysical work was performed.

         General and administrative expenses increased by $829,000 (64%) to $2,129,000 for the year ended December 31, 1998, as compared to $1,300,000 for the year ended December 31, 1997. This increase was the result of an increase in engineering, geological and administrative staff as Petroglyph prepared for increased development activity and increased accounting staff necessary to meet the reporting requirements associated with being a public company. The increase was enhanced by severance and related items incurred in the fourth quarter of 1998 as Petroglyph implemented staff reductions brought on by reduced drilling activity and low commodity prices.

         OTHER INCOME (EXPENSES)

         Interest income (expense) net, for the year ended December 31, 1998, increased $293,000 to $407,000 as compared to $114,000 for the year ended December 31, 1997, primarily as a result of increased interest earned on the invested proceeds from Petroglyph's initial public offering.

         CHANGE IN ACCOUNTING PRINCIPLE

         Petroglyph adopted Statement of Position (ASOP) 98-5, Reporting on the Costs of Start-Up Activities, for fiscal years beginning after December 15, 1998. This SOP requires start-up and organizational costs to be expensed as incurred. It also requires start-up and organizational costs previously capitalized be expensed and that the resulting one-time expense be accounted for as a change in accounting principle. Accordingly, Petroglyph has shown as a change in accounting principle a charge of $111,000, which represents the writeoff of net capitalized organizational costs of $173,000, net of the associated income tax benefit of $62,000.

                  RESULTS OF OPERATIONS


         Nine Months Ended September 30, 2000 Compared to Nine Months Ended September 30, 1999


         OPERATING REVENUES


         Oil revenues of $4,888,636 for the first nine months of 2000 were 107% above oil revenues for the first nine months of 1999. The volume of oil sold increased 95,560 barrels (61%) compared to the same period in 1999, due to the acquisition of the remaining 50% working interest in Antelope Creek and oil sales from the property acquisition. The company's average realized oil price increased 29% to $19.18 per barrel for the first nine months of 2000 from $14.90 for the same period in 1999.

         Gas volumes for the first nine months of 2000 decreased 27% to 354,582 Mcf compared to 489,480 Mcf for the same period in 1999. Gas volumes in the Antelope Creek Field decreased in tandem with oil volumes. Gas sales from wells drilled in the Helen Gohlke Field in 1999 also declined compared to the same period in 1999. The average sales price for the first nine months of 2000 declined $0.28 to $1.63 (hedge adjusted) compared to $1.91 for the same period in 1999. The overall result was a 38% decrease in gas revenues to $578,703 for the first nine months of 2000 compared to $935,625 in 1999.


         OPERATING EXPENSES


         Lease operating expenses through September 30, 2000 were $3,712,077, or 108% greater than for the first nine months of 1999, due primarily to the acquisition of the remaining 50% working interest in Antelope Creek, the property acquisition and the CIG commitment fees. During the first three quarters of 1999, oil prices were at extremely low levels. As a result, expenditures from maintenance, workovers and remediations were delayed. As prices improved during the first three quarters of 2000, the company has increased the amount of workover and remediation activity to recover from the reduced activity in 1999. The company has also converted 16 wells from producing wells to water injection wells. The conversion of producing wells to water injection wells results in reduced production. As the reservoir is repressured, less natural gas is being produced. Decreasing natural gas production and fewer producing oil wells, combined with the increased lease operating expenditures has resulted in lease operating cost increases of 60% to $11.82 per BOE for the first nine months of 2000 compared to $7.43 for the same period in 1999.

         Depreciation, depletion and amortization expense for the first nine months of 2000 was $1,509,318 compared to $1,247,825 through September 30, 1999. Depreciation, depletion and amortization expense increased 21% due to higher sales volumes. There was an 8% decline in cost to $4.81 net BOE, for the first nine months of 2000, compared to $5.20 per BOE for the same period in 1999.

         General and administrative expense increased $290,058 (19%) to $1,820,323 for the first nine months of 2000 compared to the same period in 1999 due primarily to merger related costs.


         OTHER INCOME (EXPENSE)


         Net interest expense for the first nine months of 2000 was $863,486 compared to $387,045 net interest expense for the same period in 1999.

         Gain on sales of equipment decreased from $859,605 in the first nine months of 1999 to $64,744 for the first nine months of 2000. During the first nine months of 2000, the company realized cash of $108,424 from the sale of surplus inventory, while in the first nine months of 1999 compressors were sold for $1,393,000.


                  LIQUIDITY AND CAPITAL RESOURCES

         Capital Expenditures

         Petroglyph requires capital primarily for the exploration, development and acquisition of oil and natural gas properties, the repayment of indebtedness and general working capital purposes.

         The following table sets forth costs incurred by Petroglyph in its exploration, development and acquisition activities during the periods indicated.

                                                              YEAR ENDED DECEMBER 31,
                                                  ----------------------------------------------
                                                      1997             1998             1999
                                                  ------------     ------------     ------------
                  Acquisition costs:
                  Unproved properties             $  1,721,636     $  7,141,142     $  1,320,105
                  Proved properties                    147,387           42,533        7,120,952
                  Development costs                 10,003,468       10,123,616        1,038,257
                  Exploration costs                         --          192,526           38,640
                  Improved recovery costs              895,317               --               --
                                                  ------------     ------------     ------------
                            Total                 $ 12,767,808     $ 17,499,817     $  9,517,954
                                                  ============     ============     ============

         Year Ended December 31, 1999. Petroglyph initially estimated that it would take approximately six to 12 months to sufficiently dewater the coal gas reservoirs and bring about commercial volumes of gas production from the Raton Basin Pilot Project. However, greater than anticipated water production from wells in the pilot area has significantly extended the estimated amount of time and capital necessary to achieve gas production in commercial quantities. As a result of the higher than anticipated water volumes, Petroglyph conducted a series of specialized reservoir tests during December 1999. These tests were designed, among other things, to further estimate the additional time required to dewater the coalbed gas reservoirs in the pilot project at the current water withdrawal rate. As a result of this engineering evaluation, Petroglyph determined that approximately four to 11 additional water withdrawal wells would be required to be drilled at a cost ranging from a total of $1.0 million to $3.0 million in the pilot project to remove additional water to enable the coal formations to begin to produce natural gas in commercial quantities. However, absent financial support from Intermountain, Petroglyph does not have the funds required to drill any additional wells.

         Based on Petroglyph's current financial condition, Petroglyph anticipates that 2000 capital expenditures prior to the merger will be severely curtailed and Petroglyph may be required to take further measures to reduce the size and scope of its business.


         Nine Months Ended September 30, 2000. During the first nine months of 2000, the company converted 16 gross (16 net) producing wells in the Antelope Creek Field to water injection status. Depending on available capital the company intends to spend up to $6.0 million converting as many as 26 wells to water injection status and drilling up to eight new wells during the remainder of 2000 to increase the field-wide water injection pattern and enhance production.

         In the first nine months of 2000, the company completed six gross (six net) wells previously drilled in the Bear Creek area of the Raton Prospect. The 2000 development plan calls for drilling two additional wells in the Pilot Project/Little Creek area.

         During the first nine months of 2000, the Company plugged and abandoned one gross (.5 net) well in the Helen Gohlke Field in Victoria and Dewitt Counties, Texas. This property, which is non-core to the Company's reserve development strategy, was sold on October 6, 2000 with an effective date of October 1, 2000.

         On February 18, 2000, the company exchanged 250,000 shares of Series A Convertible Preferred Stock for non-operated working interests in oil and gas properties owned by III Exploration and primarily located in the Uinta Basin of Utah. The company anticipates that the property acquisition from III Exploration will provide cash flow of approximately $1.1 million during the first year and that proved developed producing reserves will increase 15%, or 400,000 BOE, from December 31, 1999 levels. The company received $402,910 in the third quarter of 2000 from III Exploration as consideration for an amendment to a purchase and sale agreement, the effect of which eliminated certain properties from the original acquisition.


         Cash Flow and Working Capital

         Year Ended December 31, 1999. Cash used in operating activities was $2,069,000 for the year ended December 31, 1999. Petroglyph used cash on hand, proceeds from sales of property and equipment of $1,498,000, draws on its revolving line of credit of $3,500,000, proceeds from the issuance of the notes to III Exploration of $5,000,000 and a portion of the proceeds from the private placement with III Exploration to finance $10,109,000 of capital spending to acquire the 50% non-operated interest in the Antelope Creek Field, drill three and complete 1.5 net wells in Texas, convert two gross and net wells to injector status, acquire additional undeveloped acreage and develop the water distribution system in the Raton Basin.

         Cash used in operating activities was $1,467,000 for the year ended December 31, 1998. Petroglyph used cash on hand, proceeds from sales of property and equipment of $88,000, draws on its revolving line of credit of $7,500,000 and the remaining initial public offering proceeds to finance $20,623,000 of capital spending to drill 40 and complete 36.5 net wells, convert 15 gross (7.5 net) wells to injector status, acquire additional undeveloped acreage and build a gas gathering and water distribution system in the Raton Basin.

         Nine Months Ended September 30, 2000. Cash used in operating activities primarily for remediation and workover and conversions of producing wells to water injection wells was $1,467,758 during the first nine months of 2000. Accounts receivable, principally oil and gas receivables, increased $528,750. Current increases of payables of $1,578,579 partially offset the $3,180,249 loss.

         The company reclassified $19,040,725, representing the total amount of the company's outstanding debt, from long-term liabilities to Current Portion of Long-Term Debt. On July 14, 2000, Intermountain purchased at par the Chase loan. As of September 30, 2000, the company was out of compliance with both the current ratio and the fixed charge coverage ratio covenants provided in the credit agreement. Because the company is in default under the credit agreement, and because it converts in December 2000 to a term loan requiring quarterly principal payments of approximately $916,666 and no alternative financing is imminent, the total amount of the debt is classified as current. In the third quarter of 2000, Intermountain advanced under the credit agreement an additional $3.150 million to cover current working capital requirements. The company has been advised that this advance was made in anticipation of the successful completion of the merger and was specifically intended to preserve the company's asset values for the period of time after the merger. The company has also been advised that any future advances that Intermountain may consider will only be made if Intermountain believes they are necessary to preserve the company's asset values for the period of time after the merger.


         Financing


        As previously reported, the funding of the company's 2000 development plans was dependent upon its ability to realize proceeds from future asset sales, replace its existing credit facility, raise equity capital and increase its operating cash flow, whether as a result of successful operations in the Uinta Basin and Raton Basin or from acquisitions. The company's inability to obtain such funds has forced the company to delay its 2000 development plans. During the first quarter of 2000, the company continued its pursuit of finding additional sources of financing, including selling assets and refinancing its senior credit facility or replacing its senior lender; however, the company was unsuccessful through the second quarter of 2000.

        Additionally, on May 30, 2000, the company was formally notified that Chase had redetermined the borrowing base under the credit agreement, resulting in a reduction to $9.0 million. As a result of that redetermination, under the credit agreement the company had 90 days to reduce the outstanding balance from $11.0 million to $9.0 million. The company did not have sufficient cash to pay down the $2 million required by Chase in connection with the redetermination. Since the company also had no assurance that Chase would provide the company with a waiver if it was unable to reduce the balance by August 28, 2000, the company asked III Exploration to provide the company with financial assistance, which it subsequently agreed to do. As a result of its discussions with III Exploration, the company authorized III Exploration to contact Chase regarding a possible guarantee of the company's obligations under the credit agreement. Chase refused to accept III Exploration's guarantee and encouraged III Exploration to purchase the loan from Chase. As a result, on July 14, 2000, III Exploration's parent company, Intermountain, purchased at par the outstanding indebtedness and assumed Chase's rights and obligations under the credit agreement. Intermountain did not change any of the terms and conditions of the credit agreement. During the third quarter of 2000, Intermountain loaned the company an additional $3.150 million to meet its current obligations. The company has been advised that this advance was made in anticipation of the successful completion of the proposed merger with III Exploration and was specifically intended to preserve the company's asset value for the period of time after the merger. The company was further advised that any future advances that Intermountain may consider will only be made if Intermountain believes they are necessary to preserve the company's asset value.


         On June 8, 2000, the company received $800,000 from III Exploration under the terms of an Agreement and Bill of Sale and Assignment of Proceeds, which assigned to III Exploration the rights from proceeds of oil and natural gas sales. The funds were used to cover past due accounts payable and hedge obligations. On June 28, 2000, $1 million was advanced from III Exploration under a similar assignment agreement to provide needed working capital until additional long-term financing could be arranged. Both advances were repaid from the proceeds of oil and natural gas sales.


         The company has been advised that III Exploration intends to vote all of the shares of the company's common stock in favor of the proposed merger with a subsidiary of III Exploration. As a result, the company anticipates that the transaction will be approved. If however the merger is not completed for any reason, the company will likely not be able to meet its credit obligations originally provided for under the credit agreement, which III Exploration's affiliate purchased, nor carry out its 2000 development plan since there can be no assurance that any additional financing will be available to the company on acceptable terms or at all.


         In August 1999, the company sold $5 million of 8% senior subordinated notes due 2004 to III Exploration. The notes required the company to deliver to III Exploration a stock purchase warrant to acquire 150,000 shares of common stock of the company at an exercise price of $3.00 per share and the ability for III Exploration to obtain additional stock purchase warrants over the life of the notes. The number of future stock purchase warrants will be based on the future stock price performance and the amount and duration of the notes outstanding. The maximum number of shares of common stock issuable under the stock purchase warrants for any given period is limited to 250,000 shares in any one year, 400,000 over the first three years and 750,000 over the five-year life of the notes. The company may redeem the notes at par without penalty at any time. Upon redemption of the notes, any remaining unissued and unearned stock purchase warrants will expire. The company utilized proceeds from the notes to finance the remaining purchase price of the Antelope Creek Acquisition and for working capital needs.


         At September 30, 2000, the company was out of compliance with both the minimum fixed charge coverage ratio (1.25 to 1) and the minimum current ratio (1 to 1) covenants as provided in the credit agreement. The company had a fixed charge ratio of (.07) and a current ratio of .18. Accordingly, the debt outstanding under the credit agreement is classified as current in the consolidated balance sheet. As a result of the company's non-compliance with financial covenants in the credit agreement, the company is also in default under the notes pursuant to the cross default provisions of the Note Agreement and has classified the notes as current in the consolidated balance sheet.

                  INFLATION AND CHANGES IN PRICES

         Petroglyph's revenue and the value of its oil and natural gas properties have been, and will continue to be, affected by levels of and changes in oil and natural gas prices. Petroglyph's ability to obtain capital through borrowings and other means is also substantially dependent on prevailing and anticipated oil and natural gas prices. Oil and natural gas prices are subject to significant seasonal and other fluctuations that are beyond Petroglyph's ability to control or predict. In an attempt to manage this price risk, Petroglyph periodically engages in hedging transactions.

         Currently, annual inflation in terms of the decrease in the general purchasing power of the dollar is running much below the general annual inflation rates experienced in the past. While Petroglyph, like other companies, continues to be affected by fluctuations in the purchasing power of the dollar, such effect is not currently considered significant.

                  HEDGING TRANSACTIONS

         Petroglyph has historically entered into hedging contracts of various types in an attempt to manage price risk with regard to a portion of Petroglyph's crude and natural gas production. While use of these hedging arrangements limits the downside risk of price declines, such arrangements may also limit the benefits which may be derived from price increases.

         Petroglyph has used various financial instruments such as collars, swaps and futures contracts in an attempt to manage its commodity price risk. Monthly settlements on these financial instruments are typically based on differences between the fixed prices specified in the instruments and the settlement price of certain future contracts quoted on the NYMEX or certain other indices. The instruments used by Petroglyph for oil hedges have not contained a contractual obligation which requires or allows the future physical delivery of the hedged products.

         At June 30, 2000, the following hedge positions for Petroglyph oil production were in place:

                        DURATION                         VOLUME              FLOOR      CEILING
                        --------                         ------              -----      -------
               July 2000 - December 2000            12,000 Bbl/month        $17.00       $20.00
               July 2000 - September 2000            6,000 Bbl/month        $20.00       $23.00
               July 2000 - September 2000            4,000 Bbl/month        $23.00       $31.70
              October 2000 - December 2000          10,000 Bbl/month        $22.00       $27.00

         Petroglyph has contracted for the sale of its natural gas production and taken hedge positions to effect the following volumes and prices:

                        DURATION                         VOLUME                     AVERAGE PRICE
                        --------                         ------                     -------------
               July 2000 - September 2000              700 MMBtu/day            $2.01 MMBtu ($2.33 Mcf)
                 July 2000 - March 2001              1,000 MMBtu/day          $2.2425 MMBtu ($2.39 Mcf)

FORWARD-LOOKING STATEMENTS

         Petroglyph or its representatives may make forward looking statements, oral or written, including statements in this proxy statement, press releases and filings with the SEC, regarding estimated future net revenues from oil and natural gas reserves and the present value thereof, planned capital expenditures (including the amount and nature thereof), increases in oil and gas production, the number of wells Petroglyph anticipates drilling in specified periods and Petroglyph's financial position, business strategy and other plans and objectives for future operations. Although Petroglyph believes that the expectations reflected in these forward looking statements are reasonable, there can be no assurance that the actual results or developments anticipated by Petroglyph will be realized or, even if substantially realized, that they will have the expected effects on its business or operations. Among the factors that could cause actual results to differ materially from Petroglyph's expectations are risks inherent in drilling and other development activities, the timing and event of changes in commodity prices, unforeseen engineering and mechanical or technological difficulties in drilling wells and implementing enhanced oil or coalbed methane gas recovery programs, the availability, proximity and capacity of refineries, pipelines and processing facilities, shortages or delays in the delivery of equipment and services, land issues, federal and state regulatory developments and other factors set forth among the risk factors noted below or in the description of Petroglyph's business in this proxy statement. All subsequent oral and written forward looking statements attributable to Petroglyph or persons acting on its behalf are expressly qualified in their entirety by these factors. Petroglyph assumes no obligation to update any of these statements.

         VOLATILITY OF OIL AND NATURAL GAS PRICES. Petroglyph's revenues, operating results, profitability and future growth and the carrying value of its oil and natural gas properties are substantially dependent upon the prices received for Petroglyph's oil and natural gas. Historically, the markets for oil and natural gas have been volatile and such volatility may continue or recur in the future. Various factors beyond the control of Petroglyph will affect prices of oil and natural gas, including the worldwide and domestic supplies of oil and natural gas, the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls, political instability or armed conflict in oil or natural gas producing regions, the price and level of foreign imports, the level of consumer demand, the price, availability and acceptance of alternative fuels, the availability of pipeline capacity, weather conditions, domestic and foreign governmental regulations and taxes and the overall economic environment.

         Any significant decline in the price of oil or natural gas would adversely affect Petroglyph's revenues, operating income (loss) and cash flow and could require an impairment in the carrying value of Petroglyph's oil and natural gas properties.

         UNCERTAINTY OF RESERVE INFORMATION AND FUTURE NET REVENUE ESTIMATES. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond Petroglyph's control. Estimates of proved undeveloped reserves and reserves recoverable through enhanced oil recovery techniques, which comprise a significant portion of Petroglyph's reserves, are by their nature uncertain. The reserve information set forth in this report represents estimates only. Although Petroglyph believes such estimates to be reasonable, reserve estimates are imprecise and should be expected to change as additional information becomes available.

         Estimates of oil and natural gas reserves, by necessity, are projections based on engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. In particular, given the early stage of Petroglyph's development programs, the ultimate effect of such programs is difficult to ascertain. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of improved recovery techniques such as the enhanced oil recovery techniques utilized by Petroglyph, the assumed effects of regulations by governmental and tribal agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom may vary substantially. Any significant variance in the assumptions could materially effect the estimated quantity and value of the reserves. Actual production, revenues and expenditures with respect to Petroglyph's reserves will likely vary from estimates, and such variances may be material.

         The PV-10 referred to in this proxy statement should not be construed as the current market value of the estimated oil and natural gas reserves attributable to Petroglyph's properties. In accordance with applicable requirements, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, whereas actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as the amount and timing of actual production, supply and demand for oil and natural gas, refinery capacity, curtailments or increases in consumption by natural gas purchasers and changes in governmental regulations or taxation. The timing of actual future net cash flows from proved reserves, and thus their actual present value, will be affected by the timing of both the production and the incurrence of expenses in connection with development and production of oil and natural gas properties. In addition, the 10% discount factor, which is required to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Petroglyph or the oil and natural gas industry in general.

         HISTORY OF OPERATING LOSSES AND NET LOSSES. Petroglyph has experienced operating losses in each year since its inception in 1993, including an operating loss of approximately $2,006,000 in 1999. Excluding the effect of the $1.3 million gain on the sale of the 50% interest in Antelope Creek in 1996, Petroglyph also has experienced net losses in each year since its inception. For the six months ended June 30, 2000, Petroglyph had a net loss of $2.2 million.

         LIMITED OPERATING HISTORY. Petroglyph, which began operations in April 1993, has a limited operating history upon which Petroglyph's stockholders may base their evaluation of Petroglyph's performance. As a result of its brief operating history, expanded drilling program and change in Petroglyph's mix of properties during such period as a result of its acquisition and disposition of properties, the operating results from Petroglyph's historical periods may not be indicative of future results. There can be no assurance that Petroglyph will continue to experience growth in, or maintain its current level of, revenues, oil and natural gas reserves or production.

         RISKS ASSOCIATED WITH OPERATING IN THE UINTA BASIN

         Concentration in Uinta Basin. Petroglyph's properties in the Greater Monument Butte Region of the Uinta Basin constitute the majority of Petroglyph's existing inventory of producing properties and drilling locations. Approximately 80% of Petroglyph's 1999 capital expenditures of approximately $10.1 million was dedicated to developing and acquiring additional interest in Petroglyph's enhanced oil recovery projects in this area. There can be no assurance that Petroglyph's operations in the Uinta Basin will yield positive economic returns. Failure of Petroglyph's Uinta Basin properties to yield significant quantities of economically attractive reserves and production would have a material adverse impact on Petroglyph's financial condition and results of operations.

         Limited Refining Capacity for Uinta Basin Black Wax. The marketability of Petroglyph's oil production depends in part upon the availability, proximity and capacity of refineries, pipelines and processing facilities. The crude oil produced in the Uinta Basin is known as black wax or yellow wax and has a higher paraffin content than crude oil found in most other major North American basins. Currently, the most economic markets for Petroglyph's black wax production are five refineries in Salt Lake City that have limited facilities to refine efficiently this type of crude oil. Because these refineries have limited capacity, any significant increase in Uinta Basin black wax production or temporary or permanent refinery shutdowns due to maintenance, retrofitting, repairs, conversions to or from black wax production or otherwise could create an over supply of black wax in the market, causing prices for Uinta Basin oil to decrease. Since July 1996, the posted prices for Uinta Basin oil production have been lower than major national indexes for crude oil. Petroglyph believes these differences are attributable to one or more market factors, including refinery capacity constraints caused by the increase in supply of Uinta Basin black wax production resulting from the recent drilling activity or the reaction to the availability of additional non-Uinta Basin crude oil production associated with a new pipeline. There can be no assurance that prices will return to historical levels or that other price declines related to supply imbalances will not occur in the future. To the extent crude oil prices decline further or Petroglyph is unable to market efficiently its oil production, Petroglyph's business, financial condition and results of operations could be materially adversely affected.

         Marketability of Natural Gas Production. Petroglyph's Uinta Basin properties currently produce natural gas in association with the production of crude oil. The produced natural gas is gathered into Petroglyph's natural gas pipeline gathering system and compressed into an interstate natural gas pipeline, at which point the produced natural gas is sold to marketers or end users. Because current state and Ute tribal regulations prohibit the flaring or venting of natural gas produced in the Uinta Basin, in the event Petroglyph is unable to market its natural gas production due to pipeline capacity constraints or curtailments, Petroglyph may be forced to shut in or curtail its oil and natural gas production from any affected wells or install the necessary facilities to reinject the natural gas into existing wells. Federal and state regulation of oil and natural gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect Petroglyph's ability to produce and market its natural gas. Any dramatic change in any of these market factors or curtailment of oil and natural gas production due to Petroglyph's inability to vent or flare natural gas could have a material adverse effect on Petroglyph.

         Availability of Water for Enhanced Oil Recovery Program. Petroglyph's enhanced oil recovery program involves the injection of water into wells to pressurize reservoirs and, therefore, requires substantial quantities of water. Petroglyph intends to satisfy its requirements from one or more of three sources: water produced from water wells, water purchased from local water districts and water produced in association with oil production. Petroglyph currently has drilled water wells only in the Antelope Creek Field, and although these wells are currently producing water there can be no assurance that they will continue to produce quantities sufficient to support Petroglyph's enhanced oil recovery program, that Petroglyph will be able to obtain the necessary approvals to drill additional water wells (assuming Petroglyph has available funds to drill such wells) or that successful water wells can be drilled in its other Uinta Basin development areas. Petroglyph has a contract with East Duchesne Water District to purchase up to 10,000 barrels of water per day through September 30, 2004. After the initial term, this contract automatically renews at the conclusion of each contract year for one additional year; however, either party may terminate the agreement with twelve months prior notice. In the event of a water shortage, the East Duchesne Water District contract provides that preferences will be given to residential customers and other water customers having a higher use priority than Petroglyph. In addition, Petroglyph has not yet secured a water source for full development of its Natural Buttes Extension properties. There can be no assurance that water shortages will not occur or that Petroglyph will be able to renew or enter into new water supply agreements on commercially reasonable terms or at all. To the extent Petroglyph is required to pay additional amounts for its supply of water, Petroglyph's financial condition and results of operations may be adversely affected. While Petroglyph believes that there will be sufficient volumes of water available to support its improved oil recovery program and has taken certain actions to ensure an adequate water supply will be available, in the event Petroglyph is unable to obtain sufficient quantities of water, Petroglyph's enhanced oil recovery program and business would be materially adversely affected.

         RISKS ASSOCIATED WITH OPERATING IN THE RATON BASIN

         Coalbed Methane Production. During the last ten years, new technology has lowered the cost of coalbed methane production, making production commercially viable in areas previously thought to be uneconomic. While Petroglyph believes that use of these new technologies will be successful at its Raton Basin properties, Petroglyph is still in the early stages of its development program. Although Petroglyph has discovered natural gas at its Raton Basin properties, there can be no assurance that it will be successful in completing commercially productive wells.

         Water Disposal. Petroglyph believes that the future water production from the Raton Basin coal seams will be low in dissolved solids, allowing Petroglyph, operating under permits which Petroglyph believes will be issued by the State of Colorado, to discharge the water into streambeds or stockponds. However, if nonpotable water is discovered, it may be necessary to install and operate evaporators or to drill disposal wells to reinject the produced water back into the underground rock formations adjacent to the coal seams or to lower sandstone horizons. In the event Petroglyph is unable to obtain permits from the State of Colorado, if nonpotable water is discovered or if applicable future laws or regulations require water to be disposed of in an alternative manner, the costs to dispose of produced water will increase, which increase could have a material adverse effect on Petroglyph's operations in this area.

         SUBSTANTIAL CAPITAL REQUIREMENTS. Petroglyph's development plans will require it to make substantial capital expenditures in connection with the exploration, development and exploitation of its oil and natural gas properties. Petroglyph's enhanced oil recovery project and pilot coalbed methane project require substantial initial capital expenditures. Historically, Petroglyph has funded its capital expenditures through a combination of internally generated funds from sales of production or properties, equity contributions, long-term debt financing and short-term financing arrangements. However, there can be no assurance that any additional financing will be available to Petroglyph on acceptable terms or at all. In light of Petroglyph's current financial situation, without financial support from Intermountain, Petroglyph would anticipate a delay in its development plans. Future cash flows and the availability of financing will be subject to a number of variables, such as the level of production from existing wells, prices of oil and natural gas, Petroglyph's success in locating and producing new reserves and the success of the enhanced recovery program in the Uinta Basin and the coalbed methane project in the Raton Basin. The incurrence of debt financing could result in a substantial portion of Petroglyph's operating cash flow being dedicated to the payment of principal and interest on such indebtedness, could render Petroglyph more vulnerable to competitive pressures and economic downturns and could impose restrictions on Petroglyph's operations. If revenue were to decrease as a result of lower oil and natural gas prices, decreased production or otherwise, and Petroglyph had no availability under its credit agreement or any other credit facility, Petroglyph could have a reduced ability to execute its current development plans, replace its reserves or to maintain production levels, which could result in decreased production and revenue over time.

         COMPLIANCE WITH GOVERNMENTAL AND TRIBAL REGULATIONS. Oil and natural gas operations are subject to extensive federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and natural gas, as well as safety matters, which may be changed from time to time in response to economic or political conditions. In addition, approximately 33% of Petroglyph's acreage is located on Ute tribal land and is leased by Petroglyph from the Ute Indian Tribe and the Ute Distribution Corporation. Because the Ute tribal authorities have certain rule making authority and jurisdiction, such leases may be subject to a greater degree of regulatory uncertainty than properties subject to only state and federal regulations. Although Petroglyph has not experienced any material difficulties with its Ute tribal leases or in complying with Ute tribal laws or customs, there can be no assurance that material difficulties will not be encountered in the future. Matters subject to regulation by federal, state, local and Ute tribal authorities include permits for drilling operations, road and pipeline construction, reports concerning operations, the spacing of wells, unitization and pooling of properties, taxation and environmental protection. Prior to drilling any wells in the Uinta Basin, applicable federal and Ute tribal requirements and the terms of its development agreements will require Petroglyph to have prepared by third parties and submitted for approval an environmental and archaeological assessment for each area to be developed prior to drilling any wells in such areas. Although Petroglyph has not experienced any material delays related to such regulation that have affected its development plans, there can be no assurance that delays will not be encountered in the preparation or approval of such assessments, or that the results of such assessments will not require Petroglyph to alter its development plans. Any delays in obtaining approvals or material alterations to Petroglyph's development plans could have a material adverse effect on Petroglyph's operations. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below actual production capacity in order to conserve supplies of oil and natural gas. Although Petroglyph believes it is in substantial compliance with all applicable laws and regulations, the requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and Petroglyph is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations. Significant expenditures may be required to comply with governmental and Ute tribal laws and regulations and may have a material adverse effect on Petroglyph's financial condition and results of operations.

         COMPLIANCE WITH ENVIRONMENTAL REGULATIONS. Petroglyph's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. The implementation of new, or the modification of existing, laws or regulations could have a material adverse effect on Petroglyph. The discharge of oil, natural gas or potential pollutants into the air, soil or water may give rise to significant liabilities on the part of Petroglyph to the government and third parties and may require Petroglyph to incur substantial costs of remediation. Moreover, Petroglyph has agreed to indemnify sellers of properties purchased by Petroglyph against certain liabilities for environmental claims associated with such properties. No assurance can be given that existing environmental laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations will not materially adversely affect Petroglyph's results of operations and financial condition or that material indemnity claims will not arise against Petroglyph with respect to properties acquired by Petroglyph.

         RESERVE REPLACEMENT RISK. Petroglyph's future success depends upon its ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. The proved reserves of Petroglyph will generally decline as reserves are depleted, except to the extent that Petroglyph conducts successful exploration or development activities, enhanced oil recovery activities or acquires properties containing proved reserves. Approximately 42% of Petroglyph's total proved reserves at December 31, 1999 were undeveloped. In order to increase reserves and production, Petroglyph must continue its development and exploitation drilling programs or undertake other replacement activities. Petroglyph's current development plan includes increasing its reserve base through continued drilling, development and exploitation of its existing properties. There can be no assurance, however, that Petroglyph's planned development and exploitation projects will result in significant additional reserves or that Petroglyph will have continuing success drilling productive wells at anticipated finding and development costs. In light of Petroglyph's current financial situation, Petroglyph does not anticipate being able to pursue any development plans prior to the merger.

         In addition to the development of its existing proved reserves, Petroglyph expects that its inventory of unproved drilling locations will be the primary source of new reserves, production and cash flow over the next few years if Petroglyph is financially able to undertake operations in the area. Petroglyph's properties in the Uinta Basin constitute the majority of Petroglyph's existing inventory. There can be no assurance that Petroglyph's activities in the Uinta Basin will yield economic returns. The failure of the Uinta Basin to yield significant quantities of economically recoverable reserves could have a material adverse impact on Petroglyph's future financial condition and results of operations and could result in a write-off of a significant portion of its investment in the Uinta Basin.



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

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK


         At September 30, 2000, Petroglyph had 210,000 Bbls of year 2000 oil production subject to hedging and swap arrangements at various levels that result in an average NYMEX floor price of $18.64 per Bbl and an average NYMEX ceiling price of $20.94 per Bbl. These arrangements could be classified as derivative commodity instruments subject to commodity price risk. At September 30, 2000, Petroglyph also had 464,000 MMBtu of its 2000 natural gas production hedged at swap prices ranging from $2.01 to $2.2425 per MMBtu. Petroglyph uses hedging contracts to manage its price risk and limit exposure to short-term fluctuations in commodity prices. However, should 2000 NYMEX oil prices remain above $20.94 per Bbl, Petroglyph would not receive the marginal benefit of oil prices in excess of $20.94 per Bbl for the Bbls under hedge contracts.

         Additionally, Petroglyph is subject to interest rate risk, as $14.15 million owed at September 30, 2000 under Petroglyph's revolving credit facility accrues interest at floating rates tied to LIBOR. Petroglyph's current average rate is approximately 9.234% locked in for various terms from 90 to 180 days.


         Petroglyph performed a sensitivity analysis to assess the potential effect of commodity price risk and interest rate risk and determined that the effect, if any, of reasonably possible near-term changes in NYMEX oil prices or interest rates on Petroglyph's financial position, results of operations and cash flow should not be material.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Petroglyph has not had any changes in or disagreements with accountants on accounting and financial disclosure.

PETROGLYPH ACQUISITION SUB, INC.

         Petroglyph Acquisition Sub is a newly formed Delaware corporation which was formed as a wholly-owned subsidiary of III Exploration pursuant to the merger agreement and in connection with the transactions contemplated by the merger agreement. Petroglyph Acquisition Sub is a transitory merger vehicle which will be merged out of existence at the effective time of the merger. Accordingly, Petroglyph Acquisition Sub has not engaged and is not expected to engage in any activities other than those incident to its formation and the merger. In addition, it is not expected to have significant assets or liabilities (other than arising under the merger agreement or in connection with the merger).

         The principal executive offices of Petroglyph Acquisition Sub, Inc. are c/o Intermountain Industries, Inc., 555 S. Cole Road, Boise, Idaho 83709; Telephone (208) 377-6000.

III EXPLORATION

         III Exploration is an Idaho corporation which is wholly-owned by Intermountain Industries, Inc. III Exploration's principal business is the exploration for and development of natural gas and oil deposits.

         Intermountain was incorporated in August 1984 under the laws of the State of Idaho. It is a closely held holding company exempt from the provisions of the Public Utilities Holding Company Act of 1935 except Section 9(a)(2), thereof. It neither owns nor operates any physical properties. Intermountain is the owner of all the outstanding common stock of its operating subsidiaries:
Intermountain Gas Company, III Exploration and InterWest Capital, Inc.

         Intermountain Gas Company was incorporated in 1950. It is the primary distributor of natural gas in southern Idaho. III Exploration was incorporated in October 1992 for the purpose of participating in the exploration for and development of natural gas and oil deposits. InterWest Capital, Inc. was incorporated in December 1990 for the purpose of investing in non-energy related assets, principally in the Rock Mountain and Intermountain areas. All of Intermountain's subsidiaries are incorporated under the laws of the State of Idaho.

         Century Partners - Idaho Limited Partnership, a limited partnership organized under the laws of Idaho, owns approximately 73% of the outstanding common stock of Intermountain. Mr. Richard Hokin is the sole general partner of Century Partners and also serves as the Chairman of III Exploration and Intermountain. Century Partners was organized primarily to hold the outstanding securities of Intermountain and any successor corporation. The business address of Century Partners and of Mr. Hokin is c/o Century America Corporation, 800 Post Road, Darien, Connecticut 06820; telephone (203) 655-8735.

         The principal executive offices of III Exploration, Intermountain, Century Partners - Idaho Limited Partnership and Richard Hokin are c/o Intermountain Industries, Inc., 555 S. Cole Road, Boise, Idaho 83709; Telephone
(208) 377-6000.

CONFLICTS OF INTEREST

         General. In considering the recommendation of the special committee and the board of directors, you should be aware that certain of Petroglyph's officers and directors have interests in the merger or have certain relationships as described below, that present actual, apparent or potential conflicts of interest in connection with the merger.

         The special committee and the board of directors were aware of these actual or potential conflicts of interest and considered them along with other matters described under "Purposes and Reasons for the Merger; Recommendations of Petroglyph's Board of Directors and the Special Committee."

         Intermountain Ownership. Intermountain, through III Exploration, owns a majority of the share of Petroglyph's common stock. In addition, Intermountain has the ability to control the election of all of the five members of Petroglyph's board of directors. William C. Glynn, Richard Hokin and Eugene Thomas, who are directors of Petroglyph, are also directors and/or officers of III Exploration and Intermountain.

         Treatment of Options. Certain directors, officers and employees have received options to acquire shares of Petroglyph common stock under Petroglyph's 1997 Incentive Plan and otherwise. Under the merger agreement, Petroglyph is obligated to cause all outstanding and unexercised stock options to be terminated on or before the effective time of the merger, and intends to give option holders 30 days prior written notice of the occurrence of a "fundamental change" as defined in the company's option agreements. All of Petroglyph's outstanding options have an exercise price which is greater than the $2.85 per share merger consideration. Pursuant to the terms of the option agreements, following such notice, the company need not provide that the options survive the consummation of the merger. The merger agreement does not provide for the survival of the options, and the company will cause all unexercised options to terminate upon the consummation of the merger. No directors, officers or employees will continue to hold equity or options in Petroglyph after the merger.

         Employment and Related Agreements. It is anticipated that Robert C. Murdock, the Chairman of the Board, President and Chief Executive Officer of Petroglyph, and S. Ken Smith, the Executive Vice President, Chief Financial Officer and Secretary of Petroglyph, will continue their employment with the surviving company after the merger.

         In connection with Intermountain's original offer to acquire Petroglyph's common stock, Petroglyph's board of directors approved the payment of retention bonuses to each employee that remained with Petroglyph through November 15, 2000.

         Special Committee and Financial Advisor. The special committee, which consisted of Petroglyph's one independent director, Mr. Schwartz, received a fee of $55,000 and is projected to have expenses of approximately $45,000, including fees and expenses of its special counsel, which will be reimbursed by Petroglyph. Prudential Securities received a fee of $250,000 for services in connection with the merger. Neither fee is contingent upon completion of the merger.



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

FINANCING; SOURCE OF FUNDS

         The aggregate merger consideration to be paid is anticipated to be approximately $7.7 million (assuming the majority of Petroglyph common stockholders do not exercise dissenter's appraisal rights). III Exploration anticipates that the merger consideration will be paid out of its cash on hand or from funds provided by Intermountain, which are anticipated to come from Intermountain's working capital. III Exploration has represented and warranted in the merger agreement that III Exploration has, as of the date of the merger agreement, and anticipates that it will have on the closing date of the merger, such funds or access thereto as are necessary for the consummation of the merger.

FEES AND EXPENSES

         We estimate that merger-related fees and expenses, consisting primarily of financial advisory fees, SEC filing fees, attorneys and accountants fees and other related charges, will total approximately $700,000, assuming the merger is completed. This amount consists of the following estimated fees:

                                   DESCRIPTION                                            AMOUNT
                                   -----------                                            ------

       Advisory fees and expenses                                                     $   302,000.00
       Special committee fees and expenses, including legal expenses                      100,000.00
       Legal fees and expenses                                                            246,458.00
       Accounting fees and expenses                                                        20,000.00
       SEC filing fee                                                                       1,542.00
       Printing, solicitation and mailing costs                                            20,000.00
       Miscellaneous expenses                                                              10,000.00
                                                                                      --------------
       Total                                                                          $   700,000.00

         Petroglyph will be responsible for paying all of these expenses. These expenses will not reduce the merger consideration to be received by Petroglyph's stockholders.

REGULATORY REQUIREMENTS

         In connection with the merger, we will be required to make a number of filings with and obtain a number of approvals from various federal and state governmental agencies, including:

o filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law after the approval of the merger agreement by Petroglyph stockholders; and

o    complying with federal and state securities laws.

         Each state in which Petroglyph or Petroglyph Acquisition Sub has operations may also review the merger under state antitrust laws.

PLANS FOR PETROGLYPH AFTER THE MERGER

         Acquired Securities. The securities acquired by III Exploration in the merger will be canceled upon the effective time of the merger. The shares will no longer be registered under the Exchange Act or listed on the Nasdaq National Market or other exchange.

         Extraordinary Corporate Transactions. Petroglyph has no, and Petroglyph has been advised by III Exploration that III Exploration does not have any:

o specific plans or proposals for any extraordinary corporate transaction involving Petroglyph, as the surviving company after the completion of the merger; or

o specific plans or proposals for any sale or transfer of a material amount of assets currently held by Petroglyph after the completion of the merger.

         III Exploration has advised Petroglyph that it plans to continue Petroglyph's ongoing efforts to explore expanding Petroglyph's oil and gas business after the merger.

         Management. Petroglyph has been advised by III Exploration that Petroglyph's officers and directors immediately before the merger will remain as officers and directors of Petroglyph immediately after the merger.

         If the merger is not completed for any reason, the board of directors expects to retain the current management team, although there can be no assurance it will be successful in doing so. If the merger is not completed, Petroglyph anticipates that III Exploration will cease providing cash loans and other financial support to Petroglyph. In such an event the board of directors expects to continue exploring the strategic alternatives available to Petroglyph.

                              THE MERGER AGREEMENT


         On June 22, 2000, Petroglyph entered into the merger agreement with III Exploration. The parties amended the merger agreement on August 28, 2000 and again on November 22, 2000. The following is a summary of the material provisions of the merger agreement, the text of which is attached as Appendix A to this proxy statement. We encourage you to read the merger agreement carefully in its entirety.


THE MERGER

         Upon effectiveness of the merger, Petroglyph Acquisition Sub will be merged with Petroglyph, and Petroglyph will continue as the surviving company. In connection with the merger your shares of Petroglyph common stock will be converted into the right for you to receive $2.85 in cash for each of your shares of Petroglyph common stock. The shares of Petroglyph common stock held by III Exploration will remain outstanding following the merger and Petroglyph will be a wholly-owned subsidiary of III Exploration.

         As the surviving company after the merger, Petroglyph will have all the property and rights of both Petroglyph Acquisition Sub and Petroglyph before the merger, and Petroglyph will be liable


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


for all of the debts, liabilities and obligations of both Petroglyph Acquisition Sub and Petroglyph before the merger. After the merger, the separate corporate existence of Petroglyph Acquisition Sub will cease.

TIME OF CLOSING

         The merger will close on the date not later than the business day after satisfaction of the conditions to the merger. For the merger to become effective, Petroglyph Acquisition Sub and Petroglyph will make certain filings with the Secretary of State of the State of Delaware.

EXCHANGE AND PAYMENT PROCEDURES

         We have appointed American Stock Transfer & Trust Company as our exchange agent to handle the exchange of our share certificates in the merger for cash. Soon after the merger becomes effective, the exchange agent will mail to you a letter of transmittal and instructions explaining how to exchange your share certificates for cash. Upon surrender to the exchange agent of a valid share certificate and a properly completed letter of transmittal, along with such other documents as the paying agent may reasonably require, you will be entitled to receive $2.85 in cash per share. Until surrendered in this manner, each share certificate will represent only the right to receive the merger consideration. No interest will be paid or accrue on any amount payable upon the surrender of a share certificate.

         You should not send your stock certificates now. You should send them only after you receive a letter of transmittal from the exchange agent. A letter of transmittal will be mailed to you soon after the merger becomes effective.

         Any merger consideration made available to the exchange agent that remains unclaimed by our stockholders for six months after the time the merger becomes effective will be returned to us, as the surviving company after the merger, and any of our stockholders who have not by that time made an exchange must then look to the surviving company for payment of their claim for merger consideration, and then only as general creditors of the surviving company, subject to state unclaimed property laws.

TRANSFERS OF SHARES

         No transfers of shares of Petroglyph common stock will be made on our share transfer books after the merger becomes effective.

TREATMENT OF STOCK OPTIONS

         Certain directors, officers and employees have received options to acquire shares of Petroglyph common stock under Petroglyph's 1997 Incentive Plan and otherwise. Under the merger agreement, Petroglyph is obligated to cause all outstanding and unexercised stock options to be terminated on or before the effective time of the merger, and intends to give option holders 30 days prior written notice of the occurrence of a "fundamental change" as defined in the company's option agreements. Pursuant to the terms of the option agreements, following such notice, the company need not provide that the options survive consummation of the merger. The merger agreement does not provide for the survival of the options, and the company will cause all unexercised options to terminate upon the consummation of the merger.

REPRESENTATIONS AND WARRANTIES

         In the merger agreement, each of Petroglyph and Petroglyph Acquisition Sub have made customary representations and warranties to the other party with respect to their organization, capitalization, operations and financial and other matters. The representations and warranties in the merger agreement do not survive the effective time of the merger.

PETROGLYPH'S COVENANTS

         We have undertaken certain covenants in the merger agreement. The following summarizes the more significant of these covenants:

         Interim Conduct of Our Business. From June 20, 2000 until the merger becomes effective, we have agreed to conduct our businesses in the ordinary course and substantially consistent with past practice and to pay or perform our debts, taxes and other obligations when due. We have also agreed to use commercially reasonable efforts to preserve our business and relationships with third parties and officers and key employees.

         We have also agreed to certain specific restrictions during this period which are subject to the exceptions described in the merger agreement. These include restrictions limiting our ability to acquire or dispose of any assets other than consistent with our past practice or incur or assume any indebtedness other than under our existing credit facility.

PETROGLYPH ACQUISITION SUB'S COVENANTS

         Petroglyph Acquisition Sub has also undertaken certain covenants in the merger agreement. The following summarizes the more significant of these covenants.

INDEMNIFICATION AND INSURANCE OF PETROGLYPH'S DIRECTORS, OFFICERS AND EMPLOYEES

III Exploration agreed that all rights to indemnification of Petroglyph's present and former employees, officers, agents and directors existing at the time of the merger agreement shall remain in effect for a period of six years following the effective date of the merger. III Exploration has also agreed that for six years after the effective date of the merger, III Exploration will maintain or cause the surviving company to maintain in effect officers' and directors' liability insurance policies on terms no less favorable than our current policies. However, Petroglyph will not be obligated to pay premiums in excess of 200% of the annual premiums paid for such coverage as of the date of the merger agreement.

CONDITIONS

         Mutual Closing Conditions. Both parties' obligations to consummate the merger are subject to the satisfaction or waiver at or before the effective time of the merger of the following conditions:

         o  the approval by Petroglyph stockholders of the merger agreement;

         o there being no proceeding by any court or governmental body, among other things, challenging, delaying or prohibiting the merger;

         o the obtaining of all consents, approvals and authorizations required from governmental bodies; and

         o the special committee of Petroglyph's board of directors shall not have withdrawn its recommendation that the merger is fair to our public stockholders and its recommendation that Petroglyph's board of directors approve the merger.

         Additional Closing Conditions for the Benefit of Petroglyph Acquisition Sub. The obligation of Petroglyph Acquisition Sub to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

         o the material performance by Petroglyph of its obligations under the merger agreement;

         o Petroglyph's representations and warranties being materially accurate as of the effective time of the merger;

         o there being no material undisclosed adverse change in Petroglyph's business since December 31, 1999;

         o the holders of not more than 10% of Petroglyph's shares of outstanding common stock shall have exercised their right to dissent from the merger; and

         o the aggregate debt of Petroglyph and its subsidiaries shall not, as of the effective date, exceed $19 million.

         Additional Closing Conditions for Petroglyph's Benefit. Petroglyph's obligation to complete the merger is subject to the satisfaction or waiver of following additional conditions:

         o the material performance by Petroglyph Acquisition Sub of its obligations under the merger agreement; and

         o the representations and warranties of Petroglyph Acquisition Sub being materially accurate as of the effective time of the merger.

CERTIFICATE OF INCORPORATION; BYLAWS; OFFICERS AND DIRECTORS

         The merger agreement provides that the Certificate of Incorporation and Bylaws of Petroglyph will remain the Certificate of Incorporation and Bylaws of the surviving company in the merger. The officers of Petroglyph before the merger will remain the officers of the surviving company after the merger, and the board of directors of the surviving company after the merger will be comprised of the current directors of Petroglyph plus six or more new directors to be designated by III Exploration. The Petroglyph Bylaws have been amended to increase the maximum number of members of the Petroglyph board of directors permitted to fifteen.

TERMINATION OF THE MERGER AGREEMENT

         Right to Terminate. The merger agreement may be terminated at any time before the closing in any of the following ways:

         o  by mutual written consent of Petroglyph and Petroglyph Acquisition
            Sub;


         o by either Petroglyph or Petroglyph Acquisition Sub if the merger is not completed by December 31, 2000. However, the party seeking to terminate for this reason must not be in breach of its obligations under the merger agreement; or


         o by either Petroglyph or Petroglyph Acquisition Sub if the special committee of Petroglyph's board of directors withdraws or changes its approval of the merger agreement or merger in a manner adverse to Petroglyph Acquisition Sub after concluding that failure to take such action would violate the committee's fiduciary duties.

         If the merger agreement terminates, it will become void. However, termination will not affect the rights of any party against any other party for breach of the merger agreement.

EXPENSES

         All costs and expenses incurred in connection with the merger agreement will be paid by the party incurring those costs or expenses.

AMENDMENTS; WAIVERS

         Any provision of the merger agreement may be amended, by joint agreement of the parties, or waived before the merger becomes effective. The approval of Petroglyph's special committee is required for any amendment to the merger agreement that materially adversely affects the rights of Petroglyph's stockholders under the merger agreement, any waiver of certain key conditions to Petroglyph's obligations to consummate the merger or any waiver of Petroglyph's rights under the merger agreement. If the stockholders of Petroglyph, at a meeting duly held, vote against the approval of the merger agreement or the merger agreement is otherwise terminated, Petroglyph intends to continue to operate as an independent company. After approval of the merger agreement by Petroglyph stockholders, no amendment can be made that alters the consideration to be received for Petroglyph common stock.

                         CERTAIN EXISTING RELATIONSHIPS

         On August 18, 1999, III Exploration completed the purchase from Robert
A. Christensen, a then director and executive officer of Petroglyph, David R. Albin, a then director of Petroglyph, Kenneth A. Hersh, a then director of Petroglyph, R. Gamble Baldwin, John S. Foster, Bruce B. Selkirk, III, Albin Income Trust, Natural Gas Partners, L.P., Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. of 2,753,392 shares of common stock of Petroglyph. The sale of such shares was effected through a privately negotiated sale between the sellers and Intermountain, pursuant to Letter Agreements dated as of August 13, 1999 and July 29, 1999, with a purchase price of $3.00 per share. The source of funds came from working capital of Intermountain. As a result of the purchase of the shares, Intermountain, through its ownership of III Exploration, obtained approximately 50.4% of the outstanding common stock of Petroglyph. William C. Glynn, Richard Hokin and Eugene C. Thomas, directors of Petroglyph, are each directors and/or executive officers of Intermountain.

         III Exploration has succeeded to rights under a Registration Rights Agreement between Petroglyph and certain of the sellers in the August 1999 transaction. Pursuant to the Registration Rights Agreement, on three separate occasions, commencing on the 180th day following the date of Petroglyph's initial public offering under the securities laws, holders owning at least 35% of the outstanding shares then subject to such agreement may require Petroglyph to register shares held by them under applicable securities laws, provided that the shares to be registered have an estimated aggregate offering price to the public of at least $5.0 million. The Registration Rights Agreement also provides that the holders have piggyback registration rights pursuant to which such persons may include shares of common stock held by them in certain registrations initiated by Petroglyph or by any other holder of common stock. The piggyback rights are subject to customary cutback provisions.

         In August 1999, Petroglyph sold $5 million of 8% senior subordinated notes due 2004 to III Exploration to fund a portion of the $6.9 million Antelope Creek Acquisition. The notes required Petroglyph to deliver to III Exploration a stock purchase warrant to acquire 150,000 shares of common stock of Petroglyph at an exercise price of $3.00 per share and gave III Exploration the ability to obtain additional stock purchase warrants over the life of the notes. The number of future stock purchase warrants will be based on the future stock price performance and the amount and duration of the notes outstanding. The maximum number of shares of common stock issuable under the stock purchase warrants for any given period is limited to 250,000 shares in any one year, 400,000 over the first three years and 750,000 over the five-year life of the notes. Petroglyph may redeem the notes at par without penalty at any time. Upon redemption of the notes, any remaining unissued and unearned stock purchase warrants will expire.

         On December 28, 1999, Petroglyph sold 1,000,000 shares of common stock to III Exploration in a privately negotiated sale at a purchase price of $2.00 per share, for aggregate proceeds of $2.0 million. The common stock issued in this private placement has not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Petroglyph used the proceeds from the private placement for working capital and to fund continuing operations a portion of Petroglyph's 2000 development plans for its Uinta Basin and Raton Basin properties. As a result of the private placement, III Exploration's ownership interest in Petroglyph's common stock increased to 59.07% (assuming the exercise of a warrant to purchase 150,000 shares of common stock issued in connection with the subordinated notes).

         On February 15, 2000, Petroglyph's stockholders approved the issuance to III Exploration of 250,000 shares of Series A Convertible Preferred Stock in exchange for certain oil and gas producing properties located primarily in the Uinta Basin of Utah. The transaction was closed on February 18, 2000. Because of III Exploration's controlling ownership interest in the company at the time of the stockholder's meeting, approval of the issuances was assured.

        On June 8, 2000, the company received $800,000 from III Exploration under the terms of an Agreement and Bill of Sale and Assignment of Proceeds, which assigned to III Exploration the rights from proceeds of oil and natural gas sales. The funds were used to cover past due accounts payable and hedge obligations. On June 28, 2000, $1 million was advanced from III Exploration under a similar assignment agreement to provide needed working capital until additional long-term financing could be arranged. Both advances were repaid from the proceeds of oil and natural gas sales.

        On July 14, 2000, Intermountain, purchased at par the outstanding indebtedness under Petroglyph's credit agreement with Chase and assumed Chase's rights and obligations under the credit agreement and did not change any of the terms and conditions of the credit agreement. Following the closing of that transaction, to date Intermountain has loaned the company an additional $2.4 million to meet its current obligations.

         Petroglyph currently leases approximately 8,000 square feet of office space in Hutchinson, Kansas, where its principal offices are located. The lease has a remaining term of approximately one year, expiring May 2001, at which time Petroglyph has the option to renew the lease or acquire the property. Petroglyph also leases a 3,300 square foot office building through Hutch Realty LLC, a Hutchinson, Kansas realty firm controlled by a member of the board of Petroglyph.

         Messrs. Murdock and Smith each have severance agreements with Petroglyph which provide that, subject to certain conditions, in the event that within 180 days following a change of control, (1) such person's employment is involuntarily terminated without cause or (2) such person voluntarily terminates his employment with Petroglyph for good reason (meaning a reduction in such person's base compensation, benefits or duties or a required relocation of more than thirty miles), such person will be paid a severance payment equal to one year's total compensation multiplied by a factor provided in each person's severance agreement, provided with life and disability insurance and an amount equal to the cost of medical insurance for an eighteen-month period following the date of termination and provided with outplacement services for a twelve month period following the date of termination. The factor under the severance agreements is 2.0 for Mr. Murdock and 1.75 for Mr. Smith. The severance agreements are not triggered by the merger, and will therefore remain in place following the merger.

                        RIGHTS OF DISSENTING STOCKHOLDERS

         Under Section 262 of the Delaware General Corporation Law, any holder of common stock who does not wish to accept the merger consideration of $2.85 in cash may dissent from the merger and elect to have the fair value of such stockholder's shares of common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, judicially determined and paid to such stockholder in cash, together with a fair rate of interest, if any, provided that such stockholder complies with the provisions of Section 262.

         The following discussion is a summary of the material provisions of the law pertaining to appraisal rights under Section 262 of the DGCL, a copy of which is attached as Appendix C to this proxy statement. All references in
Section 262 and in this summary to a "stockholder" are to the record holder of the shares of common stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly the steps summarized below in a timely manner to perfect appraisal rights.

         Under Section 262, where a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the special meeting, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in such notice a copy of Section 262. This proxy statement will constitute such notice to the holders of common stock and the applicable statutory provisions of the DGCL are attached to this proxy statement as Appendix C. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve the right to do so should review carefully the following discussion and Appendix C to this proxy statement. FAILURE TO COMPLY WITH THE PROCEDURES SPECIFIED IN SECTION 262 TIMELY AND PROPERLY WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of the common stock, Petroglyph believes that stockholders who consider exercising such rights should seek the advice of counsel.

         Any holder of common stock wishing to exercise the right to dissent from the merger and demand appraisal under Section 262 of the DGCL must satisfy each of the following conditions:

         o deliver to Petroglyph a written demand for appraisal of such stockholder's shares before the vote on the merger agreement at the special meeting, which demand will be sufficient if it reasonably informs Petroglyph of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares;

         o not vote the holder's shares of common stock in favor of the merger agreement (voting in favor of the merger may waive the holder's appraisal rights); a proxy which does not contain voting instructions will, unless revoked, be voted in favor of the merger agreement. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or expressly abstain from voting on the merger agreement; and

         o continuously hold such shares from the date of making the demand through the effective time of the merger. A stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made but who thereafter transfers such shares prior to the effective time of the merger will lose any right to appraisal in respect of such shares.

         Voting against (in person or by proxy), abstaining from voting on, or failing to vote on the proposal to approve the merger agreement will not constitute a written demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any such proxy or vote.

         Only a holder of record of shares of common stock issued and outstanding immediately prior to the effective time of the merger is entitled to assert appraisal rights for the shares of common stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the stockholder of record, fully and correctly, as such stockholder's name appears on such stock certificates, should specify the stockholder's name and mailing address, the number of shares of common stock owned and that such stockholder intends thereby to demand appraisal of such stockholder's common stock. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity. If the shares are owned of record by more than one person as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a stockholder; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for one or more other beneficial owners; in such case, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned the demand will be presumed to cover all shares held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine and appropriate procedures for the making of a demand for appraisal by such nominee.

         A stockholder who elects to exercise appraisal rights pursuant to
Section 262 should mail or deliver a written demand to: Petroglyph Energy, Inc., 1302 North Grand, Hutchinson, Kansas 67501; Attn: Corporate Secretary.

         Within ten days after the effective time of the merger, the surviving company must send a notice as to the effectiveness of the merger to each former stockholder of Petroglyph who has made a written demand for appraisal in accordance with Section 262 and who has not voted in favor of the merger agreement. Within 120 days after the effective time of the merger, but not thereafter, either the surviving company or any dissenting stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Chancery Court demanding a determination of the value of the shares of common stock held by all dissenting stockholders. Petroglyph is under no obligation to and has no present intent to file a petition for appraisal, and stockholders seeking to exercise appraisal rights should not assume that the surviving company will file such a petition or that the surviving company will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Inasmuch as Petroglyph has no obligation to file such a petition, the failure of a stockholder to do so within the period specified could nullify such stockholder's previous written demand for appraisal. In any event, at any time within 60 days after the Effective Time (or at any time thereafter with the written consent of Petroglyph), any stockholder who has demanded appraisal has the right to withdraw the demand and to accept payment of the merger consideration. Neither Petroglyph nor any of the Intermountain affiliates has any present intention of granting stockholders access to its corporate files or to reimburse expenses of counsel or appraisal services of stockholders seeking appraisal, except to the extent otherwise required by law.

         Within 120 days after the effective time of the merger, any stockholder who has complied with the provisions of Section 262 to that point in time will be entitled to receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The surviving company must mail such statement to the stockholder within 10 days of receipt of such request or within 10 days after expiration of the period for delivery of demands for appraisals under Section 262, whichever is later.

         A stockholder timely filing a petition for appraisal with the Court of Chancery must deliver a copy to the surviving company, which will then be obligated within 20 days to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded appraisal of their shares. After notice to such stockholders, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine which stockholders are entitled to appraisal rights. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

         After determining the stockholders entitled to an appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. The costs of the action may be determined by the Delaware Chancery Court and taxed upon the parties as the Delaware Chancery Court deems equitable. Upon application of a dissenting stockholder, the Delaware Chancery Court may also order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all of the shares entitled to appraisal. STOCKHOLDERS CONSIDERING SEEKING APPRAISAL SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR SHARES AS DETERMINED UNDER SECTION 262 COULD BE MORE THAN, THE SAME AS OR LESS THAN THE MERGER CONSIDERATION THEY WOULD RECEIVE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER IF THEY DID NOT SEEK APPRAISAL OF THEIR SHARES.

         In determining fair value and, if applicable, a fair rate of interest, the Delaware Chancery Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, that are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."

         Any stockholder who has duly demanded an appraisal in compliance with
Section 262 will not, after the effective time of the merger, be entitled to vote the shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the merger).

         Any stockholder may withdraw its demand for appraisal and accept the merger consideration of $2.85 per share by delivering to the surviving company a written withdrawal of such stockholder's demands for appraisal, except that (1) any such attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of the surviving company and (2) no appraisal proceeding in the Delaware Chancery Court shall be dismissed as to any stockholder without the approval of the Delaware Chancery Court, and such approval may be conditioned upon such terms as the Delaware Chancery Court deems just. If the surviving company does not approve a stockholder's request to withdraw a demand for appraisal when such approval is required, or if the Delaware Chancery Court does not approve the dismissal of an appraisal proceeding, the stockholder would be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be lower than the value of the merger consideration of $2.85 per share.

         FAILURE TO COMPLY STRICTLY WITH ALL OF THE PROCEDURES SET FORTH IN
SECTION 262 OF THE DGCL WILL RESULT IN THE LOSS OF A STOCKHOLDER'S STATUTORY APPRAISAL RIGHTS. CONSEQUENTLY, ANY STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS IS URGED TO CONSULT LEGAL COUNSEL BEFORE ATTEMPTING TO EXERCISE SUCH RIGHTS.

                          COMMON STOCK MARKET PRICE AND
                              DIVIDEND INFORMATION

         Petroglyph's common stock has been publicly traded on the Nasdaq National Market under the symbol "PGEI" since Petroglyph's initial public offering effective October 20, 1997.

         The following table sets forth the high and low closing sales prices for Petroglyph common stock as reported by Nasdaq for the periods indicated.



                                                 High            Low
                                              -----------      ---------
1998:
 Quarter Ended March 31                       $    9.75        $  7.375
 Quarter Ended June 30                             8.625          7.00
 Quarter Ended September 30                        7.75           5.125
 Quarter Ended December 31                         6.125          2.875
1999:
 Quarter Ended March 31                            4.00           1.563
 Quarter Ended June 30                             3.25           1.625
 Quarter Ended September 30                        3.988          2.125
 Quarter Ended December 31                         3.50           1.406
2000:
 Quarter Ended March 31                            2.688          1.50
 Quarter Ended June 30, 2000                       2.6875         1.25
 Quarter Ended September 30, 2000                  2.8125         2.2188
 Quarter Ended December 31,
 (through November 27, 2000)                       2.8125         2.50
                                              -----------       --------


         As of June 30, 2000, Petroglyph estimates that there were more than 1,000 stockholders (including brokerage firms and other nominees) of Petroglyph's common stock.

         No dividends have been declared or paid on Petroglyph's common stock to date. For the foreseeable future, Petroglyph intends to retain any earnings for the development of its business.


         On May 3, 2000, the day before the announcement of Intermountain's initial offer to purchase all the issued and outstanding Petroglyph common stock that it does not already own for $2.20, the high, low and closing sales prices per share of the common stock were $2.00, $2.00 and $2.00, respectively. On June 19, 2000, the day before the announcement of the merger agreement, the high, low and closing sales prices per share of our common stock were $2.00, $1.875 and $2.00, respectively. On November 27, 2000, the last full trading day before the date of this proxy, the high, low and closing sales prices per share of our common stock on the Nasdaq were $2.8125, $2.6875 and $2.8125, respectively. You should obtain current market price quotations for Petroglyph common stock in connection with voting your shares.

                        COMMON STOCK PURCHASE INFORMATION

         The table below sets forth the purchases by III Exploration and each of its directors and executive officers and affiliates of our common stock during the past two years (or the date that the individual became an affiliate of III Exploration, if this date is later) including: (1) the date the individual purchased shares; (2) the number of shares purchased; (3) the price per share the individual paid for the shares; and (4) the average closing sales price per share for the quarter as reported by Nasdaq; and (5) the average closing price for the 20-day period prior to the date of each purchase as reported by Nasdaq.

                                                                                      AVERAGE PRICE         20-DAY
        NAME                 DATE           NUMBER OF SHARES     PRICE PER SHARE     FOR THE QUARTER    AVERAGE PRICE
------------------        ---------         ----------------     ---------------     ---------------    --------------
  III Exploration          08/18/99            2,753,392              $3.00               $ 2.90            $ 2.44
  III Exploration          12/28/99            1,000,000              $2.00               $ 2.58            $ 1.99


            CURRENT MANAGEMENT OF III EXPLORATION, INTERMOUNTAIN AND
                                   PETROGLYPH

         Set forth below is certain information regarding the directors and executive officers of III Exploration and Intermountain and Petroglyph including the and the principal occupation or employment of each person during the last five years. The address of the officers and directors of III Exploration and Intermountain is c/o Intermountain Industries, Inc., 555 S. Cole Road, Boise, Idaho, 83709, telephone (208) 377-6000. The address of the officers and directors of Petroglyph is 1302 N. Grand, Hutchinson, Kansas, 67501, telephone
(316) 665-8500.

                                 POSITION WITH                 POSITION WITH III             POSITION WITH
NAME                             INTERMOUNTAIN                 EXPLORATION                   PETROGLYPH
----                             -------------                 -----------------             -------------
Richard Hokin                    Chairman and Director         Chairman and Director         Director

William C. Glynn                 President and Director        President and Director        Director

Eugene C. Thomas                 General Counsel, Secretary    Secretary and Director        Director
                                 and Director

Jeffrey K. Lebens                Vice President, Treasurer,    Treasurer
                                 and Chief Financial Officer

J. Kermit Birchfield, Jr.        Director                      Director

Alexandra Hokin                  Director                      Director

Dana Hokin                       Director                      Director

William Hokin                    Director                      Director

Justin Hokin                     Director                      Director

                                 POSITION WITH                 POSITION WITH III             POSITION WITH
NAME                             INTERMOUNTAIN                 EXPLORATION                   PETROGLYPH
----                             -------------                 -----------------             -------------
J. Richard Jordan                Director                      Director

James M. Kelly                   Director                      Director

Robert K. Pedersen               Director                      Director

Robert C. Murdock                                                                            President, CEO and
                                                                                             Chairman

S. Kennard Smith                                                                             Executive Vice President
                                                                                             and Chief Financial
                                                                                             Officer


         Richard Hokin, 60, has been a member of the board of Intermountain since 1982 and has served as Chairman of its board and of each of its subsidiaries since 1984 and of III Exploration since its inception in 1992. Mr. Hokin has been a director of Displaytech, Inc., Longmont, Colorado, a developer and manufacturer of microelectronic displays, since 1995 and of Petroglyph since 1999. Since 1966 he has held the position of Managing Partner of Century Partners, Darien, Connecticut, an investment partnership. Mr. Hokin is also the sole general partner of Century Partners - Idaho, Darien, Connecticut, Intermountain's principal shareholder. From 1984 through 1987, Mr. Hokin served as a director of the Pacific Coast Gas Association. Mr. Hokin is the father of Alexandra, Dana and Justin Hokin and the brother of William Hokin.

         William C. Glynn, 55, has served as President of Intermountain and each of its subsidiaries since 1987. He was elected a Director of Intermountain in 1987 and has been a Director of III Exploration since its inception in 1992 and of Petroglyph since 1999. Mr. Glynn is a member of and has served as Chairman of the Board of Directors of the Pacific Coast Gas Association. He is also a member of the Board of Directors of the American Gas Association.

         Eugene C. Thomas, 69, is a partner of Moffatt, Thomas, Barrett, Rock & Fields, Chtd., and he has acted as general counsel to Intermountain since 1978. He was elected a Director of Intermountain in 1984 and has been a Director of III Exploration since its inception in 1992 and of Petroglyph since 1999. Mr. Thomas is a member of the American Bar Association and served as its President from 1986-87 and prior to that was Chairman of the House of Delegates.

         Jeffrey K. Lebens, 56, has been Vice President and Chief Financial Officer of Intermountain since 1984. He has served as Treasurer of III Exploration since its inception in 1992.

         J. Kermit Birchfield, Jr., 60, is Chairman of the Board of Displaytech, Inc., Longmont, Colorado, a developer and manufacturer of microelectronic displays, a position he has held since 1997. He was elected a Director of Intermountain in 1989 and has been a Director of III Exploration since its inception in 1992.

         Alexandra Hokin, 31, was formerly employed by the Hyperion Books unit of Disney. She was elected a Director of Intermountain and III Exploration in 1998. Ms. Hokin is the daughter of Richard Hokin and the sister of Dana and Justin Hokin.

         Dana Hokin, 34, has been Managing Director of Gorda Estates Limited, the owner and operator of a Caribbean resort, since 1997. She was elected a Director of Intermountain and III Exploration in 1995. Ms. Hokin is the daughter of Richard Hokin and the sister of Alexandra and Justin Hokin.

         William Hokin, 53, is Vice President of Century America Corporation, owner of a steel service center. He was elected a Director of Intermountain in 1984 and has been a Director of III Exploration since its inception in 1992. Mr. Hokin is the brother of Richard Hokin.

         Justin Hokin, 26, has been Vice President of Stereo Clinic, Inc. since June 1999 and has been a Director of Intermountain and III Exploration since September 2000. Mr. Hokin is the son of Richard Hokin and the brother of Alexandra and Dana Hokin.

         J. Richard Jordan, 72, is a retired Partner of Jordan-Wilcomb Construction Company, Boise, Idaho. He was elected a Director of Intermountain in 1979 and has been a Director of III Exploration since its inception in 1992.

         James Kelly, 68, retired in 1998 as Dean of the School of Business, St. Cloud State University, St. Cloud, Minnesota, a position he had held since 1987. He was elected a Director of Intermountain in 1979 and has been a Director of III Exploration since its inception in 1992.

         Robert K. Pedersen, 81, is President of Pedersen & Associates, Boise, Idaho, a consultant to the frozen food industry. He was elected a Director of Intermountain in 1974 and has been a Director of III Exploration since its inception in 1992.

         Robert C. Murdock, 42, has served as President, Chief Executive Officer and Chairman of the Board of Petroglyph since its formation in April 1993. Prior to forming Petroglyph, from 1985 to 1993, Mr. Murdock was President of GasTrak Holdings, Inc., a natural gas gathering and marketing company. From 1982 to 1985, Mr. Murdock held various staff and management positions at Panhandle Eastern Pipe Line Company, where he was responsible for the development and implementation of special marketing programs, natural gas supply acquisitions, natural gas supply planning and forecasting, and for developing computer management systems for natural gas contract administration.

         S. Kennard Smith, 57, has served as Executive Vice President and Chief Financial Officer and Secretary of Petroglyph since 2000, prior to which he served as Executive Vice President and Chief Operating Officer of Petroglyph since January 1994 and Secretary of the Company since April 1997. Prior to holding these offices, Mr. Smith was responsible for accounting, financial planning and budgeting through December 1995. From June 1992 through 1993, Mr. Smith was a principal and treasurer of TKS Consulting, where he performed economic and financial analysis, as well as served as an expert witness in state and federal court and regulatory agency hearings. From February

1986 to May 1992, Mr. Smith served as Vice President of Finance for Gage Corporation, a natural gas development and processing company. From August 1982 to July 1985, Mr. Smith was Treasurer and Controller for Sparkman Energy Corporation. Mr. Smith is a Certified Public Accountant and is a member of the American Institute of Certified Public Accountants and the Texas and Oklahoma Societies of Certified Public Accountants.

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                   MANAGEMENT



The table below sets forth information concerning (i) the only persons known by Petroglyph, based upon statements filed by such persons pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, to own beneficially in excess of 5% of the common stock as of September 30, 2000 and (ii) the number of shares of common stock beneficially owned, as of September 30, 2000, by each director of Petroglyph, each named executive officer required to be named pursuant to Item 402 of Regulation S-K under the Exchange Act and all executive officers and directors of Petroglyph as a group and (iii) by III Exploration and its affiliates. Except as indicated, each individual has sole voting power and sole investment power over all shares listed opposite his name. To the knowledge of Petroglyph, III Exploration and its affiliates have not affected any transactions in the common stock in the past 60 days.


                                                                                       SHARES BENEFICIALLY OWNED
 NAME OF BENEFICIAL OWNER                                                               NUMBER          PERCENT
 ------------------------                                                             -----------      ---------
 Directors and Named Executive Officers(1):
 William C. Glynn                                                                              --              *
 Richard Hokin(2)                                                                       3,903,392         59.07%
 Eugene C. Thomas                                                                              --              *
 A.J. Schwartz(3)                                                                          10,710              *
 Robert C. Murdock(4)                                                                     272,043          4.12%
 S. Kennard Smith(5)                                                                      191,198          2.90%

 Executive Officers and Directors as a Group (7 persons)(6)                             4,432,343         63.69%

 Holders of 5% or More Not Named Above
 III Exploration Company(2)
 555 South Cole Road
 Boise, Idaho  83709                                                                    3,903,392         59.07%
 Wellington Management Company, LLP(7)
 75 State Street
 Boston, MA 02109                                                                         540,000          8.36%

----------

* Represents less than 1% of outstanding common stock.

1. The business address of each director and executive officer is in care of Petroglyph Energy, Inc., 1302 North Grand, Hutchinson, Kansas 67501.


2. Based upon information reported in a Schedule 13D/A dated November 22, 2000 filed by III Exploration, Century Partners -- Idaho Limited Partnership, Richard Hokin and Intermountain Industries, Inc. These parties share the power to dispose of or direct the disposition of all of such shares of which they may be deemed beneficial owners. Includes 150,000 shares subject to a stock purchase warrant. In addition, III Exploration owns 262,587 shares of Series A Convertible Preferred Stock, par value $0.01 per share.


3. Includes (i) 7,000 shares held by Mr. Schwartz's son and (ii) 1,825 shares held by affiliates of Mr. Schwartz.

4. Includes (i) 122,043 shares held by Mr. Murdock and (ii) 150,000 shares subject to stock options that are exercisable within 60 days.

5. Includes (i) 45,198 shares held by Mr. Smith and (ii) 146,000 shares subject to stock options that are exercisable within 60 days.

6. Includes 651,000 shares subject to stock options and warrants that are exercisable within 60 days.

7. Based upon information reported in a Schedule 13G dated February 11, 2000 filed by Wellington Management Company, LLP . Wellington holds such shares in its capacity as an investment adviser which are owned of record by clients of Wellington. Wellington shares the power to vote or direct the vote of 540,000 of such shares and shares the power to dispose of or direct the disposition of all 540,000 shares of which it may be deemed a beneficial owner

                                  OTHER MATTERS

         Petroglyph's management knows of no other business to be presented at the special meeting. If other matters do properly come before the meeting, or any adjournment or postponement of the meeting, the persons named in the proxy intend to vote on those matters according to their best judgment unless the authority to do so is withheld in the proxy.

                              STOCKHOLDER PROPOSALS

         If the merger is not completed for any reason, stockholder proposals intended to be included in our proxy statement in connection with our 2001 Annual Meeting of Stockholders must be received by Petroglyph no later than December 26, 2000, in accordance with Rule 14a-8 under the Exchange Act.

         With respect to stockholder proposals which are not intended to be included in Petroglyph's proxy statement but may be properly brought before the 2001 annual meeting, Petroglyph's Bylaws provide that notice of any such stockholder proposal nominating persons for election to the board of directors of Petroglyph must be received at Petroglyph's principal executive office in Hutchinson, Kansas, addressed to the Secretary not later than 90 days prior to the annual meeting; and all other stockholder proposals must be received not less than 60 nor more than 120 days in advance of the date of the annual meeting.

         Petroglyph does not intend to hold a 2001 Annual Meeting if the merger is approved.

                              INDEPENDENT AUDITORS

         The financial statements of Petroglyph Energy, Inc. for each of the three fiscal years in the period ended December 31, 1999, included in this proxy statement, have been audited by Arthur Andersen LLP, independent auditors, as stated in their report.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Exchange Act file number for our SEC filings is 000-23185. Our SEC filings made through the SEC's EDGAR system are available to the public at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the following SEC public reference rooms:


          Judiciary Plaza                   Citicorp Center                    7 World Trade Center
          450 Fifth Street                  500 West Madison Street            Suite 1300 N.W.
          Washington, D.C. 20549            Chicago, Illinois  60621           New York, New York  10048

         You may obtain information regarding the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330.

         Intermountain, III Exploration and Petroglyph Acquisition Sub have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 with the SEC with respect to the merger. As permitted by the SEC, this proxy statement omits certain information contained in the Schedule 13E-3. The Schedule 13E-3, including any amendments and exhibits filed or incorporated by reference as a part thereof, is available for inspection or copying as set forth above.

                                   ----------

         You should rely only on the information contained in this proxy statement or to which we have referred you to vote your shares at the special meeting. We have not authorized anyone to provide you with information that is different. This proxy statement is dated _______________, 2000. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date. In the event that the proxy materials become materially inaccurate while the proxy statement is in use, we will update the proxy materials and distribute such updated materials to you. The mailing of this proxy statement to stockholders does not create a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitation in such jurisdiction.

                              BY ORDER OF THE BOARD OF DIRECTORS


                              ROBERT C. MURDOCK
                              Chairman of the Board, Chief Executive Officer and President

             , 2000
-------------

                      GLOSSARY OF OIL AND NATURAL GAS TERMS


         The following are abbreviations and definitions of terms commonly used in the oil and gas industry and this report. Unless otherwise indicated in this report, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple. BOEs are determined using the ratio of six Mcf of natural gas to one Bbl of oil.

         Average Finding Costs. The average amount of total capital expenditures, including acquisition costs, and exploration and abandonment costs for oil and natural gas activities divided by the amount of proved reserves (expressed in BOE) added in the specified period (including the effect on proved reserves or reserve revisions).

         Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to oil or other liquid hydrocarbons.

         Bcf.  One billion cubic feet.

         BOE. Barrels of oil equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of oil, condensate or natural gas liquids.

         Btu or British thermal unit. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.

         Coalbed methane. Methane gas from coals in the ground, extracted using conventional oil and natural gas industry drilling and completion methodology. The gas produced is usually over 90% methane with a small percentage of ethane and impurities such as carbon dioxide and nitrogen. Methane is the principal component of natural gas. Coalbed methane shares the same markets as conventional natural gas via the natural gas pipeline infrastructure.

         Completion. The installation of permanent equipment for the production of oil or natural gas.

         Condensate. A hydrocarbon mixture that becomes liquid and separates from natural gas when the natural gas is produced and is similar to oil.

         Developed acreage. The number of acres which are allocated or assignable to producing wells or wells capable of production.

         Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

         Dry well. A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

         Exploratory well. A well drilled to find and produce oil or natural gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

         Gross acres or gross wells. The total acres or wells, as the case may be, in which Petroglyph has a working interest.

         LOE. Lease operating expenses.

         MBbl. One thousand barrels of crude oil or other liquid hydrocarbons.

         MBOE. One thousand barrels of oil equivalent.

         Mcf. One thousand cubic feet of natural gas.

         MMBbl. One million barrels of oil or other liquid hydrocarbons.

         MMBOE. One million barrels of oil equivalent.

         MMcf. One million cubic feet of natural gas.

         Net acres or net wells. Gross acres or wells multiplied, in each case, by the percentage working interest owned by Petroglyph.

         Net production. Production that is owned by Petroglyph less royalties and production due others.

         Oil. Crude oil or condensate.

         Operator. The individual or company responsible for the exploration, development, and production of an oil or natural gas well or lease.

         Original oil in place. The estimated number of barrels of crude oil in known reservoirs prior to any production.

         Present Value of Future Net Revenues or PV-10. The present value of estimated future net revenues to be generated from the production of proved reserves, net of estimated production and ad valorem taxes, future capital costs and operating expenses, using prices and costs in effect as of the date indicated, without giving effect to federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value". The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

         Proved developed reserves. Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery will be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

         Proved reserves. The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

         i. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by natural gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

         ii. Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

         Proved undeveloped reserves. Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

         Recompletion. The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

         Reserve replacement cost. Total cost incurred for exploration and development, divided by reserves added from all sources, including reserve discoveries, extensions and improved recovery additions, net revisions to reserve estimates and purchases of reserves-in-place.

         Reserves. Proved reserves.

         Royalty. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

         Spud. Start drilling a new well (or restart).

         3-D seismic. Seismic data that are acquired and processed to yield a three-dimensional picture of the subsurface.

         Tcf. One trillion cubic feet of natural gas.

         Undeveloped acreage. Lease acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether or not such acreage contains proved reserves. Included within undeveloped acreage are those lease acres (held by production under the terms of a lease) that are not within the spacing unit containing, or acreage assigned to, the productive well holding such lease.

         Waterflood. The injection of water into a reservoir to fill pores or fractures vacated by produced fluids, thus maintaining reservoir pressure and assisting production.

         Working interest. An interest in an oil and natural gas lease that gives the owner of the interest the right to drill for and produce oil and natural gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The share of production to which a working interest owner is entitled will always be smaller than the share of costs that the working interest owner is required to bear, with the balance of the production accruing to the owners of royalties. For example, the owner of a 100% working interest in a lease burdened only by a landowner's royalty of 12.5% would be required to pay 100% of the costs of a well but would be entitled to retain 87.5% of the production.

         Workover. Operations on a producing well to restore or increase production.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS;
                 FINANCIAL STATEMENTS OF PETROGLYPH ENERGY, INC.


                                                                                                               PAGE
                                                                                                               ----
Report of Independent Public Accountants........................................................................F-2

Consolidated Balance Sheets as of December 31, 1999 and 1998 and September 30, 2000.............................F-3

Consolidated Statements of Operations for the Years Ended December 31, 1999, 1998 and 1997 and the
         Nine Months Ended September 30, 2000 and 1999..........................................................F-4

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended
         December 31, 1999, 1998 and 1997.......................................................................F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 1998 and 1997 and the
         Nine Months Ended September 30, 2000 and 1999..........................................................F-6

Notes to Consolidated Financial Statements......................................................................F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of Petroglyph Energy, Inc.:

         We have audited the accompanying consolidated balance sheets of Petroglyph Energy, Inc. (a Delaware corporation) and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Petroglyph Energy, Inc. and subsidiary as of December 31, 1999 and 1998 and the results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                             ARTHUR ANDERSEN LLP
Dallas, Texas
April 19, 2000

                             PETROGLYPH ENERGY, INC.

                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)



                                                                          AS OF DECEMBER 31,       AS OF SEPTEMBER 30,
                                                                       ------------------------    -------------------
                                                                          1999          1998               2000
                                                                       ----------    ----------    -------------------
                                                                                                       (Unaudited)
                            ASSETS
Current Assets:
     Cash and cash equivalents .....................................   $    1,742    $    2,008       $         686
     Accounts receivable:
         Oil and natural gas sales .................................          656           265               1,161
         Joint interest billing ....................................           34           835                  19
         Other .....................................................           87           133                 108
                                                                       ----------    ----------       -------------
                                                                              777         1,233               1,974

     Inventory .....................................................        1,489         1,234               2,281
     Prepaid expenses ..............................................          138           248                 119
                                                                       ----------    ----------       -------------
                  Total Current Assets .............................        4,146         4,723               4,374
                                                                       ----------    ----------       -------------

Property and equipment, successful efforts method at cost:
     Proved properties .............................................       38,836        32,191              43,484
     Unproved properties ...........................................       11,769        10,072              11,993
     Pipelines, gas gathering and other ............................       10,424        10,025              10,898
                                                                       ----------    ----------       -------------
                                                                           61,029        52,288              66,375

     Less-Accumulated depreciation, depletion, and amortization ....      (12,516)      (11,590)            (14,025)
                                                                       ----------    ----------       -------------
         Property and equipment, net ...............................       48,513        40,698              52,350
                                                                       ----------    ----------       -------------

Other assets, net ..................................................          289           614                 292
                                                                       ----------    ----------       -------------
                  Total Assets .....................................   $   52,947    $   46,035       $      57,016
                                                                       ==========    ==========       =============

             LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Accounts payable and accrued liabilities:
         Trade .....................................................   $      635    $    2,088       $       1,973
         Oil and natural gas sales .................................          116           280                 182
         Current portion of long-term debt .........................          917            --              19,041
         Other .....................................................          509           403                 684
                                                                       ----------    ----------       -------------
                  Total Current Liabilities ........................        2,177         2,771              21,880
                                                                       ----------    ----------       -------------

Long-term debt .....................................................       14,953         7,500                  --
                                                                       ----------    ----------       -------------
Deferred tax liability .............................................           --           452                  --
                                                                       ----------    ----------       -------------

Stockholders' Equity:
     Common Stock, par value $.01 per share; 25,000,000 shares
         authorized; 6,458,333 shares issued and outstanding .......   $       65    $       55       $          65
     Preferred Stock, convertible; $250,000 shares outstanding .....           --            --               2,500
     Paid-in capital ...............................................       48,195        46,134              48,195
     Retained deficit ..............................................      (12,443)      (10,877)            (15,624)
                                                                       ----------    ----------       -------------
                  Total Stockholders' Equity .......................       35,817        35,312              35,136
                                                                       ----------    ----------       -------------
Total Liabilities and Stockholders' Equity .........................   $   52,947    $   46,035       $      57,016
                                                                       ==========    ==========       =============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                             PETROGLYPH ENERGY, INC.


                      CONSOLIDATED STATEMENTS OF OPERATIONS

           (IN THOUSANDS EXCEPT PER SHARE DATA EXCEPT PER SHARE DATA)



                                                                                                             NINE MONTHS ENDED
                                                                        YEAR ENDED DECEMBER 31                  SEPTEMBER 30,
                                                               --------------------------------------    ------------------------
                                                                  1999          1998          1997          2000          1999
                                                               ----------    ----------    ----------    ----------    ----------
                                                                                                                (Unaudited)
Operating Revenues:
     Oil sales .............................................   $    3,652    $    2,912    $    3,735    $    4,889    $    2,359
     Natural gas sales .....................................        1,160         1,366         1,070           579           936
     Other .................................................          231           190            61           (23)          202
                                                               ----------    ----------    ----------    ----------    ----------
           Total operating revenues ........................        5,042         4,468         4,866         5,445         3,497
                                                               ----------    ----------    ----------    ----------    ----------

Operating Expenses:
     Lease operating .......................................        2,953         1,927         1,560         3,712         1,782
     Production taxes ......................................          359           218           179           606           220
     Exploration costs .....................................           39           193            --            --            21
     Depreciation, depletion, and amortization .............        1,673         1,866         1,852         1,509         1,248
     Impairments ...........................................           --         4,848            --            --            --
     General and administrative ............................        2,024         2,129         1,300         1,821         1,530
                                                               ----------    ----------    ----------    ----------    ----------
           Total operating expenses ........................        7,049        11,181         4,891         7,648         4,801
                                                               ----------    ----------    ----------    ----------    ----------
Operating Loss .............................................       (2,006)       (6,713)          (25)       (2,203)       (1,304)
Other Income (Expenses):
     Interest income (expense), net ........................         (679)          407           114          (863)         (387)
     Gain (loss) on sales of property and equipment, net ...          840            59            12            65           860
                                                               ----------    ----------    ----------    ----------    ----------
Net income (loss) before income taxes ......................       (1,845)       (6,247)          102        (3,001)         (831)
                                                               ----------    ----------    ----------    ----------    ----------
Income Tax Expense (Benefit):
     Current ...............................................           --            --          (463)           --            --
     Deferred ..............................................         (390)       (2,062)        2,977            --          (299)
                                                               ----------    ----------    ----------    ----------    ----------
           Total Income Tax (Benefit) Expense ..............         (390)       (2,062)        2,514            --          (299)
                                                               ----------    ----------    ----------    ----------    ----------
Net Income (Loss) before Change in Accounting Principle ....   $   (1,455)   $   (4,186)   $   (2,413)   $   (3,001)   $     (532)
                                                               ==========    ==========    ==========    ==========    ==========
     Accounting Change - Expense of Start Up Costs
      (net of tax) .........................................         (111)           --            --            --          (111)
Dividends Earned on Preferred Stock ........................           --            --            --          (179)           --
Net Income (Loss) Available to Common Stockholders..........   $   (1,567)   $   (4,186)   $   (2,413)   $   (3,180)   $     (643)
                                                               ==========    ==========    ==========    ==========    ==========
Earnings (Loss) per Share before Accounting Change .........   $    (0.27)   $    (0.77)   $    (0.73)   $    (0.49)   $    (0.10)
Earnings (Loss) per Share from Accounting Change ...........   $    (0.02)   $       --    $       --    $       --    $    (0.02)
                                                               ----------    ----------    ----------    ----------    ----------
Earnings (Loss) per Common Share, Basic and Diluted ........   $    (0.29)   $    (0.77)   $    (0.73)   $    (0.49)   $    (0.12)
                                                               ==========    ==========    ==========    ==========    ==========
Weighted Average Common Shares Outstanding (Note 5) ........        5,469         5,458         3,327     6,458,333     5,458,333
                                                               ==========    ==========    ==========    ==========    ==========



                 The accompanying notes are an integral part of
                     these consolidated financial statements

                             PETROGLYPH ENERGY, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



                                 COMMON      PARTNERS'                         RETAINED         TOTAL
                                  STOCK      CAPITAL       PAID IN CAPITAL     DEFICIT          EQUITY
                                --------   ------------    ---------------   ------------    ------------
BALANCE, DECEMBER 31, 1996      $     --   $ 16,973,044    $            --   $ (4,278,410)   $ 12,694,634

Initial public offering of        26,250             --         29,189,307             --      29,215,557
 common stock, net of
 offering costs

Transfers at Conversion           28,333    (16,973,044)        16,944,711             --              --

Deferred income taxes
 recorded upon Conversion             --             --                 --     (2,474,561)     (2,474,561)
 (Note 2)

Net income                            --             --                 --         61,927          61,927
                                --------   ------------    ---------------   ------------    ------------

BALANCE, DECEMBER 31, 1997        54,583             --         46,134,018     (6,691,044)     39,497,557

Net loss                              --             --                 --     (4,185,807)     (4,185,807)
                                --------   ------------    ---------------   ------------    ------------

BALANCE, DECEMBER 31, 1998      $ 54,583   $         --    $    46,134,018    (10,876,851)   $ 35,311,750


Private offering of common        10,000             --          1,921,504             --       1,931,504
 stock, net of offering costs

Warrants issued in connection         --             --            139,500             --         139,500
with subordinated loan

Net loss                              --             --                 --     (1,556,568)     (1,556,568)
                                --------   ------------    ---------------   ------------    ------------

BALANCE, DECEMBER 31, 1999      $ 64,583   $         --    $    48,195,022    (12,443,419)   $ 35,816,186
                                ========   ============    ===============   ============    ============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                             PETROGLYPH ENERGY, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)



                                                                                                            NINE MONTHS ENDED
                                                                            YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                                       --------------------------------    --------------------
                                                                         1999        1998        1997        2000        1999
                                                                       --------    --------    --------    --------    --------
                                                                                                               (unaudited)
Operating Activities:
   Net income (loss) ...............................................   $ (1,567)   $ (4,186)   $ (2,413)   $ (3,180)   $   (643)
   Adjustments to reconcile net income (loss) to net cash
        Provided by (used in) operating activities:
           Depreciation, depletion, and amortization ...............      1,691       1,866       1,852       1,509       1,263
           Amortization of warrants - interest expense
              and notes payable ....................................          9          --          --          --            --
           Gain on sales of property and equipment, net ............       (840)        (59)        (12)        (65)       (859)
           Amortization of deferred revenue ........................         --          --         (46)         --          --
           Impairments .............................................         --       4,848          --          --          --
           Exploration Costs .......................................         39         193          --          --          21
           Expense capitalized start-up costs - Change in
              Accounting Principle .................................        174          --          --          --         173
           Write-off of officer note receivable ....................        176          --          --          --         176
           Deferred Taxes ..........................................       (452)     (2,062)      2,514          --        (361)

   Changes in current assets and liabilities
        (Increase) decrease in accounts and other receivables ......        426        (113)        142        (529)        359
        Increase in inventory ......................................       (324)        (34)       (312)       (835)       (183)
        (Increase) decrease in prepaid expenses ....................        110         (26)       (114)         53         104
        Increase (decrease) in accounts payable and accrued
           liabilities .............................................     (1,510)     (1,895)         21       1,579      (1,707)
                                                                       --------    --------    --------    --------    --------
           Net cash provided by (used in) operating activities .....     (2,069)     (1,467)      1,633      (1,468)     (1,657)
                                                                       --------    --------    --------    --------    --------

Investing Activities:
   Proceeds from sales of property and equipment ...................      1,498          88         746         108       1,503
   Additions to oil and natural gas properties, including
        Exploration costs ..........................................     (9,518)    (17,500)    (12,768)     (4,872)     (9,005)
   Additions to pipelines, gas gathering and other .................       (591)     (3,123)     (3,492)       (474)       (561)
                                                                       --------    --------    --------    --------    --------
        Net cash used in investing activities ......................     (8,610)    (20,535)    (15,514)     (5,238)     (8,063)
                                                                       --------    --------    --------    --------    --------

Financing Activities:
   Proceeds from issuance of equity securities .....................      1,932          --      30,516       2,500       8,000
   Proceeds from issuance of, and draws on, notes payable ..........      8,500       7,500      10,085       3,150          --
   Payments on notes payable .......................................         --         (37)    (10,134)         --          --
   Payments for organization and financing costs ...................        (18)       (132)     (1,485)         --         (14)
                                                                       --------    --------    --------    --------    --------
        Net cash provided by financing activities ..................     10,414       7,331      28,982       5,650       7,986
                                                                       --------    --------    --------    --------    --------

Net increase (decrease) in cash and cash equivalents ...............       (266)    (14,671)     15,101      (1,056)     (1,734)

Cash and cash equivalents, beginning of period .....................      2,008      16,679       1,578       1,742       2,008
                                                                       --------    --------    --------    --------    --------
Cash and cash equivalents, end of period ...........................   $  1,742    $  2,008    $ 16,679    $    686    $    274
                                                                       ========    ========    ========    ========    ========



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997

1.        ORGANIZATION:

          Petroglyph Energy, Inc. ("Petroglyph" or the "Company") was incorporated in Delaware in April 1997 for the purpose of consolidating and continuing the activities previously conducted by Petroglyph Gas Partners, L.P. ("PGP" or the "Partnership"). PGP was a Delaware limited partnership, which was organized on April 15, 1993 to acquire, explore for, produce and sell oil, natural gas and related hydrocarbons. The sole general partner of PGP was Petroglyph Energy, Inc., a Kansas corporation ("PEI"). Petroglyph Gas Partners II, L.P. ("PGP II") was a Delaware limited partnership, which was organized on April 15, 1995 to acquire, explore for, produce and sell oil, natural gas and related hydrocarbons. The sole general partner of PGP II was PEI (1% interest) and the sole limited partner was PGP (99% interest). Pursuant to the terms of an Exchange Agreement dated August 22, 1997 (the "Exchange Agreement"), the Company acquired all of the outstanding partnership interests of the Partnership and all of the stock of PEI in exchange for shares of common stock of the Company (the "Conversion"). The Conversion and other transactions contemplated by the Exchange Agreement were consummated on October 24, 1997, immediately prior to the closing of the initial public offering of the Company's common stock (the "Offering"). The Conversion was accounted for as a transfer of assets and liabilities between affiliates under common control in October 1997 and resulted in no change in carrying values of these assets and liabilities. Effective June 30, 1998, PGP, PGP II, and PEI were dissolved and the assets and liabilities and results of operations were rolled up into the Company with no change in carrying values.

         On August 18, 1999, III Exploration Company, an Idaho corporation ("III Exploration"), completed the purchase (the "Purchase") from Robert A. Christensen, a director and executive officer of the Company, David R. Albin, a director of the Company, Kenneth A. Hersh, a director of the Company, R. Gamble Baldwin, John S. Foster, Bruce B. Selkirk, III, Albin Income Trust, Natural Gas Partners, L.P., Natural Gas Partners II, L.P. and Natural Gas Partners III, L.P. (collectively, the "Sellers") of 2,753,392 shares of common stock, $.01 par value of the Company. III Exploration is controlled by Intermountain Industries, Inc., an Idaho corporation ("Intermountain"). As a result of the Purchase, Intermountain, through its ownership of III Exploration, acquired approximately 50.4% of the outstanding common stock of the Company (the "Change of Control").

          On December 28, 1999, the Company sold 1,000,000 shares of common stock to III Exploration in a privately negotiated sale at a purchase price of $2.00 per share (the "Private Placement"). As a result of the Purchase and the Private Placement, Intermountain, through its ownership of III Exploration, owns approximately 59% of the outstanding common stock of the Company (assuming the exercise of a warrant to purchase 150,000 shares of common stock issued in connection with the sale of subordinated notes).

          The accompanying consolidated financial statements of Petroglyph include the assets, liabilities and results of operations of its wholly owned subsidiary, Petroglyph Operating Company, Inc. ("POCI"). POCI is a subchapter C corporation. POCI is the designated operator of all wells for which the Company has acquired operating rights. Accordingly, all producing overhead and supervision fees were charged to the joint accounts by POCI. All material intercompany transactions and balances have been eliminated in the preparation of the accompanying consolidated financial statements.

          The accompanying consolidated financial statements of Petroglyph, with the exception of the June 30, 1999 and 2000 interim consolidated financial statements, have been audited by independent public accountants. In the opinion of the Company's management, the accompanying consolidated financial statements reflect all adjustments necessary to present fairly the financial position at June 30, 2000, and the related results of operations for the periods ended June 30, 2000 and 1999. These interim results are not necessarily indicative of results for a full year.

          The Company's operations are primarily focused in the Uinta Basin of Utah and the Raton Basin of Colorado with additional operations in DeWitt and Victoria Counties in South Texas.

          Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in this proxy statement pursuant to the rules and regulations of the Securities and Exchange Commission.

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

MANAGEMENT'S USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for interest during 1999, 1998 and 1997 totaled $807,000, $116,000 and $325,000, respectively. The Company did not make any cash payments for income taxes during 1999 and 1998 based on net losses for the year, and no cash payment for income taxes was made in 1997 based on its partnership structure in effect during that period.

ACCOUNTS RECEIVABLE

Accounts receivable are presented net of allowance for doubtful accounts, the amounts of which are immaterial as of December 31, 1999, 1998 and 1997.

INVENTORY

Inventories consist primarily of crude oil held in tanks available for sale, tubular goods and oil field materials and supplies, which the Company plans to utilize in its ongoing exploration and development activities and are carried at the lower of weighted average historical cost or market value.

PROPERTY AND EQUIPMENT

Oil and Natural Gas Properties

         The Company follows the successful efforts method of accounting for its oil and natural gas properties whereby costs of productive wells, developmental dry holes and productive leases are capitalized and amortized on a unit-of-production basis over the respective properties' remaining proved reserves. Amortization of capitalized costs is provided on a prospect-by-prospect basis.

         Leasehold costs are capitalized when incurred. Unproved oil and natural gas properties with significant acquisition costs are periodically assessed and any impairment in value is charged to impairment expense. The costs of unproved properties which are not individually significant are assessed periodically in the aggregate based on historical experience, and any impairment in value is charged to exploration costs. The costs of unproved properties that are determined to be productive are transferred to proved oil and natural gas properties.

         Exploration costs, including geological and geophysical expenses, property abandonments and annual delay rentals, are charged to expense as incurred. Exploratory drilling costs, if any, including the cost of stratigraphic test wells, are initially capitalized but charged to expense if and when the well is determined to be unsuccessful.

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


         The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," in connection with its formation. SFAS No. 121 requires that proved oil and natural gas properties be assessed for an impairment in their carrying value whenever events or changes in circumstances indicate that such carrying value may not be recoverable. SFAS No. 121 requires that this assessment be performed by comparing the anticipated future net cash flows to the net carrying value of oil and natural gas properties. This assessment must generally be performed on a property-by-property basis. The Company recognized impairments of $4,848,218 in 1998. No such impairments were required in the years ended December 31, 1999 and 1997.

Pipelines, Gas Gathering and Other

Other property and equipment is primarily comprised of field water distribution systems and natural gas gathering systems located in the Uinta Basin and Raton Basin, field building and land, office equipment, furniture and fixtures and automobiles. The gathering systems and the field water distribution systems are amortized on a unit-of-production basis over the remaining proved reserves attributable to the properties served. These other items are amortized on a straight-line basis over their estimated useful lives which range from three to thirty years.

ORGANIZATION AND FINANCING COSTS

         During 1999, the Company adopted Statement of Position ("SOP") 98-5, Reporting on the Costs of Start-Up Activities, which requires future start-up and organization charges to be expensed as they are incurred and previously capitalized charges to be expensed upon adoption as a change in accounting principle. Accordingly, the Company has shown as a change in accounting principle a $111,190 expense, which represents the writeoff of net capitalized organization costs of $173,735 net of the associated income tax benefit of $62,545. Prior to 1999, organization costs were amortized over a period not to exceed five years and presented net of accumulated amortization of $100,385 and $61,895 at December 31, 1998 and 1997, respectively. Amortization of $38,490 and $12,436 is included in depreciation, depletion and amortization expense in the accompanying consolidated statements of operations for the years ended December 31, 1998, and 1997, respectively.

         Costs related to the issuance of the Company's notes payable are deferred and amortized on a straight-line basis over the life of the related borrowing. Such amortization costs of $18,000 and $26,000 are included in interest expense in the accompanying statements of operations for the year ended December 31, 1999 and 1998, respectively.

INTEREST INCOME (EXPENSE)

For the year ended December 31, 1999, interest expense is presented net of interest income of $93,000. For the years ended December 31, 1998 and 1997, interest income is presented net of interest expense of $132,193 and $198,519, respectively.

CAPITALIZATION OF INTEREST

         Interest costs associated with maintaining the Company's inventory of unproved oil and natural gas properties and significant development projects are capitalized. Interest capitalized totaled $118,000, $90,000 and $127,000 for the years ended December 31, 1999, 1998 and 1997, respectively.


REVENUE RECOGNITION AND NATURAL GAS BALANCING

         The Company utilizes the entitlements method of accounting whereby revenues are recognized based on the Company's revenue interest in the amount of oil and natural gas production. The amount of oil and natural gas sold may differ from the amount which the Company is entitled based on its revenue interests in the properties. The Company had no significant natural gas balancing positions at December 31, 1999 or 1998.

                            PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


INCOME TAXES

Prior to the Conversion, the results of operations of the Company were included in the tax returns of its owners. As a result, tax strategies were implemented that are not necessarily reflective of strategies the Company would have implemented. In addition, the tax net operating losses generated by the Company during the period from its inception to date of the Conversion will not be available to the Company to offset future taxable income as such benefit accrued to the owners.

         In conjunction with the Conversion, the Company adopted SFAS No. 109, "Accounting for Income Taxes," which provides for determining and recording deferred income tax assets or liabilities based on temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates. SFAS No. 109 requires that the net deferred tax liabilities of the Company on the date of the Conversion be recognized as a component of income tax expense. The Company recognized a one-time charge of approximately $2.5 million in deferred tax liabilities and income tax expense on the date of the Conversion. Upon the Conversion, the Company became taxable as a corporation.

DERIVATIVES

         The Company uses derivatives to hedge against interest rate and product prices risks, as opposed to their use for trading purposes. The Company's policy is to ensure that a correlation exists between the financial instruments and the Company's pricing in its sales contracts prior to entering into such contracts. Gains and losses on commodity futures contracts and other price risk management instruments are recognized in oil and natural gas revenues when the hedged transaction occurs. Cash flows related to derivative transactions are included in operating activities.

STOCK-BASED COMPENSATION

         The Company follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with APB No. 25, no compensation will be recorded for stock options or other stock-based awards that are granted with an exercise price equal to or above the common stock price on the date of the grant.

RECLASSIFICATIONS

         Certain reclassifications have been made to prior year balances to conform to current year presentation.

3.       ACQUISITIONS AND DISPOSITIONS

         During August 1999, the Company acquired the remaining 50% working interest in the Antelope Creek Field in the Uinta Basin of Utah (the "Antelope Creek Property") from its non-operated working interest partner, Williams Production Rocky Mountain Company ("Williams"), for a purchase price of $6.9 million (the "Antelope Creek Acquisition"). The Antelope Creek Acquisition, which was effective August 1, 1999, gives the Company a 100% working interest in the Antelope Creek Property. The following table shows operating revenues, net loss and earnings per share as if the Company had owned a 100% working interest in the Antelope Creek Field from January 1, 1998.

                                         Revenues      Net Loss      Loss per Share
                                       ------------  ------------    --------------
                    1998               $  7,627,100  $ (4,300,891)       $(0.79)
                    1999               $  6,544,184  $ (1,159,476)       $(0.21)

         In July 1997, the Company acquired 56,000 net mineral acres in the Raton Basin in Colorado for approximately $700,000. This acquisition had an effective date of May 15, 1997. An additional 17,100 net mineral acres were acquired

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


by December 31, 1999 from various parties for a total of 73,100 net acres. In addition, the Company also acquired, simultaneously, an 80% interest in a 25 mile pipeline strategically located across the Company's acreage positions in the Raton Basin for total consideration of approximately $320,000. The Company, together with an industry partner, formed a partnership to operate this pipeline. Under the terms of the purchase and sale agreement, the Company paid $75,000 at closing, $75,000 on December 31, 1997, and paid a final $35,000 during 1998. Additionally, the Company assumed an obligation for delinquent property taxes of approximately $135,000, which were paid in November of 1997. The Company acquired the remaining 20% interest in the pipeline for $60,000 effective December 1998. Simultaneously, the partnership formed to operate the pipeline was dissolved.

4.       FUTURE OPERATIONS

         The Company has experienced operating losses in each year since its inception and incurred an operating cash flow deficit (net cash provided by operating activities before changes in working capital) in the year ended December 31, 1999. Such operating losses and cash flow deficits have continued subsequent to December 31, 1999. The future success of the Company is dependent upon its ability to develop additional oil and natural gas reserves that are economically recoverable within its two primary operating areas, the Uinta Basin and Raton Basin Projects. Development of these projects will require substantial additional capital expenditures. The Company currently has no borrowing capacity on its existing credit agreement which converts in December 2000, to a term loan requiring quarterly payments of principal and interest of approximately $916,000. On July 14, 2000, Intermountain purchased at par the credit agreement from Chase. The Company has been advised that III Exploration intends to vote all of the shares of the Company's common stock in favor of the proposed merger with a subsidiary of III Exploration. As a result, the Company anticipates that the transaction will be approved. If however the merger is not completed for any reason, the Company will likely not be able to meet its credit obligations originally provided for under the Credit Agreement, which III Exploration's affiliate purchased, nor carry out its 2000 development plan since there can be no assurance that any additional financing will be available to the Company on acceptable terms or at all.

5.       STOCKHOLDERS' EQUITY:

INITIAL PUBLIC OFFERING

         On October 24, 1997, Petroglyph completed its initial public offering (the "Offering") of 2,500,000 shares of common stock at $12.50 per share, resulting in net proceeds to the Company of approximately $29.1 million. Approximately $10.0 million of the net proceeds were used to eliminate all outstanding amounts under the Company's Credit Agreement, the balance of the proceeds were utilized to develop production and reserves in the Company's core Uinta Basin and Raton Basin development properties and for other working capital needs.

         On November 24, 1997, the Company's underwriters exercised a portion of an over-allotment option granted in connection with the Offering, resulting in the issuance of an additional 125,000 shares of common stock at $12.50 per share, with net proceeds to the Company of approximately $1.5 million.

PRIVATE PLACEMENT

         On December 28, 1999, the Company sold 1,000,000 shares of Common Stock to III Exploration in a privately negotiated sale at a purchase price of $2.00 per share, for aggregate proceeds of $2.0 million (the "Private Placement"). The Common Stock issued in the Private Placement has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company used the proceeds from the Private Placement for working capital, to finance existing operations and to finance a portion of the Company's 2000 development plans for its Uinta Basin and Raton Basin properties. As a result of the Private Placement, III Exploration's ownership interest in the Company's Common Stock has increased to approximately 59% (assuming the exercise of a warrant to purchase 150,000 shares of Common Stock issued in connection with the subordinated notes).

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


WARRANTS

A warrant to purchase 150,000 shares of Common Stock, at an exercise price equal to $3.00 per share, was issued to Intermountain in conjunction with the issuance of $5 million in subordinated notes. The warrant expires on August 20, 2009 and was still outstanding at June 30, 2000.

EARNINGS PER SHARE INFORMATION

         Effective December 31, 1997, the Company adopted the provisions of SFAS No. 128, "Earnings Per Share," which prescribes standards for computing and presenting earnings per share ("EPS") and supersedes APB Opinion 15, "Earnings Per Share."

The computation of basic and diluted EPS were identical for the years ended December 31, 1999, 1998 and 1997 due to the following reasons:

         o A warrant to purchase 150,000 shares of common stock was not included in the computation of diluted EPS as they are antidilutive as a result of the Company's net loss for the year ended December 31, 1999. The warrants, which expire on August 20, 2009, were still outstanding at December 31, 1999.

         o Options to purchase 210,000 and 280,000 shares of common stock at $5.00 per share at December 31, 1999 and 1998, respectively, were outstanding since October 19, 1998, but were not included in the computation of diluted EPS because to do so would have been antidilutive. The 210,000 options, which expire on October 19, 2008, were still outstanding at December 31, 1999.

         o Options to purchase 210,000, 314,000 and 337,000 shares of common stock at $12.50 per share at December 31, 1999, 1998 and 1997, respectively, were outstanding since November 1, 1997, but were not included in the computations of diluted EPS because to do so would have been antidilutive. The 210,000 options, which expire on November 1, 2007, were still outstanding at December 31, 1999.

         o Warrants to purchase up to 6,496 shares of common stock were not included in the computation of diluted EPS as they are antidilutive as a result of the Company's net loss for the year ended December 31, 1999. The warrants, which expire on September 15, 2007, were still outstanding at December 31, 1999.

6.       TRANSACTIONS WITH AFFILIATES:

         The Company had notes receivable from certain executive officers aggregating $141,738 and $246,500 at December 31, 1999 and 1998, respectively. These notes bear interest at a rate of 9% and mature December 31, 2003. Accrued interest on the notes at December 31, 1999 and 1998 was $105,305 and $145,965, respectively. In August 1999, the Company forgave a note receivable of $104,762 with accrued interest of $71,139 owed to the Company by a former executive officer. In exchange for the debt forgiveness, the officer relinquished his rights under a severance agreement, which had a potential cash value of $250,000.

         The Company leases an office building from an affiliate. Rentals paid to the affiliate for such leases totaled $41,676 during 1999, $36,486 during 1998 and $34,800 during 1997. These rentals are included in general and administrative expense in the accompanying consolidated financial statements.

         In August 1997, the Company and Natural Gas Partners ("NGP") entered into a financial advisory services agreement whereby NGP agreed to provide financial advisory services to the Company for a quarterly fee of $13,750. In addition, NGP was reimbursed for its out of pocket expenses incurred while performing such services. The agreement was terminated at the end of the third quarter 1998. Advisory fees paid to NGP during 1998 and 1997 totaled $43,190

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


and $10,163, respectively. NGP and its affiliates beneficially owned approximately 49% of the outstanding Common Stock of the Company until the sale to III Exploration in August of 1999.

         For the years ended December 31, 1999, 1998 and 1997, the Company paid legal fees of $25,254, $57,060 and $139,384, respectively, to the law firm of Morris, Laing, Evans, Brock & Kennedy, Chartered, where A.J. Schwartz, a director of the Company, is a shareholder.

         During 1997, the Company entered into an agreement with Sego Resources, Inc. (SEGO), a portfolio company of NGP, to serve as operator on a series of wells to be drilled in the Wasatch formation in the Company's Natural Buttes Extension acreage. The Company has participated in drilling and completing two wells through December 31, 1999. As a result of the drilling and operating activity, the Company paid SEGO $183,359 for capital expenditures and $6,182 for operating charges in 1998.

         In August 1999, the Company sold $5 million of 8% senior subordinated notes due 2004 (the "Notes") to III Exploration to fund a portion of the $6.9 million Antelope Creek Acquisition. The Notes required the Company to deliver to III Exploration a stock purchase warrant to acquire 150,000 shares of Common Stock of the Company at an exercise price of $3.00 per share and granted III Exploration the ability to obtain additional stock purchase warrants over the life of the Notes. The number of future stock purchase warrants will be based on the future stock price performance and the amount and duration of the Notes outstanding. The maximum number of shares of Common Stock issuable under the stock purchase warrants for any given period is limited to 250,000 shares in any one year, 400,000 over the first three years and 750,000 over the five-year life of the Notes. The Company may redeem the Notes at par without penalty at any time. Upon redemption of the Notes, any remaining unissued and unearned stock purchase warrants will expire.

         On December 28, 1999, the Company sold 1,000,000 shares of Common Stock to III Exploration in a privately negotiated sale at a purchase price of $2.00 per share, for aggregate proceeds of $2.0 million (the "Private Placement"). The Common Stock issued in the Private Placement has not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company used the proceeds from the Private Placement for working capital, to finance existing operations and to finance a portion of the Company's 2000 development plans for its Uinta Basin and Raton Basin properties. As a result of the Private Placement, III Exploration's ownership interest in the Company's Common Stock increased to approximately 59% (assuming the exercise of a warrant to purchase 150,000 shares of Common Stock).

         On February 15, 2000, Petroglyph's stockholders approved the issuance to III Exploration of 250,000 shares of Series A Convertible Preferred Stock in exchange for certain oil and gas producing properties located primarily in the Uinta Basin of Utah. The transaction was closed on February 18, 2000.


         On July 14, 2000, Intermountain purchased at par the outstanding indebtedness under Petroglyph's Credit Agreement with Chase and assumed Chase's rights and obligations under the Credit Agreement and did not change any of the terms and conditions of the Credit Agreement. In the third quarter of 2000, Intermountain loaned the Company an additional $3.150 million to meet its current obligations.


         On June 8, 2000, the Company received $800,000 from III Exploration under the terms of an Agreement and Bill of Sale and Assignment of Proceeds, which assigned to III Exploration the rights from proceeds of oil and natural gas sales. The funds were used to cover past due accounts payable and hedge obligations. On June 28, 2000, $1 million was advanced from III Exploration under a similar assignment agreement to provide needed working capital until additional long-term financing could be arranged. Both advances were repaid from the proceeds of oil and natural gas sales.

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


7.       LONG-TERM DEBT:

         Effective September 30, 1998, the Company entered into the Credit Agreement with Chase. The Credit Agreement established a credit facility for the Company of up to $50 million with a two-year revolving line and a borrowing base to be redetermined quarterly. The revolving credit facility expires on September 30, 2000, at which time all outstanding balances will convert to a term loan expiring on September 30, 2003. Interest on outstanding borrowings is calculated, at the Company's option, at either Chase's prime rate or the London Interbank Offer Rate plus a margin determined by the amount outstanding under the facility.

         In order to finance the acquisition of the remaining 50% working interest in the Antelope Creek Field in the Uinta Basin of Utah (the "Antelope Creek Acquisition") from its non-operated working interest partner, the Company entered into Amendment No. 1 to the Credit Agreement with Chase, dated as of August 20, 1999, pursuant to which the Company borrowed an additional $2.5 million.

         During August 1999, in conjunction with the Antelope Creek Acquisition, the borrowing base was increased to $11.0 million and the quarterly redetermination scheduled for September 30, 1999 was waived. The redetermination scheduled for December 31, 1999 resulted in no change to the borrowing base. The next redetermination was scheduled to occur on or before March 31, 2000.

         At March 31, 2000, the Company was out of compliance with both the minimum fixed charge coverage ratio and minimum current ratio covenants as provided in the Credit Agreement. Chase granted a one-time waiver of default with respect to such covenants.


         On May 30, 2000, the Company was formally notified that Chase had redetermined the borrowing base, resulting in a reduction in the borrowing base to $9.0 million. As a result of that redetermination, under the Credit Agreement, the Company had 90 days to reduce the outstanding balance from $11.0 million to $9.0 million. On July 14, 2000, Intermountain, purchased at par the outstanding indebtedness and assumed Chase's rights and obligations under the Credit Agreement and did not change any of the terms and conditions of the Credit Agreement. In the third quarter of 2000, Intermountain loaned the Company an additional $3.150 million to meet its current obligations.


         In August 1999, the Company sold $5 million of 8% senior subordinated notes due 2004 (the "Notes") to III Exploration. The Notes required the Company to deliver to III Exploration a stock purchase warrant to acquire 150,000 shares of common stock of the Company at an exercise price of $3.00 per share and the ability for III Exploration to obtain additional stock purchase warrants over the life of the Notes. The number of future stock purchase warrants will be based on the future stock price performance and the amount and duration of the Notes outstanding. The maximum number of shares of common stock issuable under the stock purchase warrants for any given period is limited to 250,000 shares in any one year, 400,000 over the first three years and 750,000 over the five-year life of the notes. The Company may redeem the Notes at par without penalty at any time. Upon redemption of the Notes, any remaining unissued and unearned stock purchase warrants will expire. The Company utilized proceeds from the Notes to finance the remaining purchase price of the Antelope Creek Acquisition and for working capital needs.


         At September 30, 2000, the Company remained out of compliance with both the minimum fixed charge coverage ratio (1.25 to 1) and the minimum current ratio (1 to 1) covenants as provided in the Credit Agreement. The Company had a fixed charge ratio of (.07) and a current ratio of .18. Accordingly, the debt outstanding under the Credit Agreement is classified as current in the consolidated balance sheet. As a result of the Company's non-compliance with financial covenants in the Credit Agreement, the Company is also in default under the Notes pursuant to the cross default provisions of the Note Agreement and has classified the Notes as current in the consolidated balance sheet.

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


         The following table sets forth the Company's maturities of long-term debt as of December 31, 1999.


                                            YEAR          LONG-TERM DEBT
                                       ---------------    --------------
                                       2001               $    3,666,667

                                       2002                    3,666,667

                                       2003                    2,750,000

                                       2004                    4,869,800
                                                          --------------

                                       Long-term Debt         14,953,134

                                       Current Portion           916,666
                                                          --------------

                                       Total Debt         $   15,869,800
                                                          ==============

8.       INCOME TAXES:

         The effective income tax rate for the Company was different than the statutory federal income tax rate for the periods shown below:

                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1999       1998       1997
                                                           ------     ------     ------
Income tax expense (benefit) at the federal
         statutory rate ................................      (35)%      (35)%       35%
State income tax expense (benefit) .....................       (4)%       (4)%        4%
Deferred tax liabilities recorded upon the Offering ....       --         --       2438%
Net operating loss utilized by partners ................       --          2%        --
Permanent differences ..................................        1%         2%        --
True-ups ...............................................        2%         1%        --
Valuation allowance ....................................       14%        --         --
Other ..................................................       --          1%        --
                                                           ------     ------     ------
                                                           $  (22)%   $  (33)%   $ 2477%
                                                           ======     ======     ======


         Components of income tax expense (benefit) are as follows:

                                              YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
                                       1999            1998            1997
                                   ------------    ------------    ------------
Current ........................   $         --    $         --    $   (463,238)
Deferred .......................       (452,488)     (2,061,666)      2,977,392
                                   ------------    ------------    ------------
                  Total ........   $   (452,488)   $ (2,061,666)   $  2,514,154
                                   ============    ============    ============


         Deferred tax assets and liabilities are the results of temporary differences between the financial statement carrying values and tax bases of assets and liabilities. The Company's net deferred tax liability positions as of December 31, 1999 and 1998, are summarized below:

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


                                                        DECEMBER 31,
                                                ----------------------------
                                                    1999            1998
                                                ------------    ------------
Deferred Tax Assets:
Inventory and other .........................   $     72,168    $     76,188
Net operating loss carryforwards ............      3,514,958       2,703,339
Valuation allowance .........................       (290,058)             --
                                                ------------    ------------
   Total Deferred Tax Assets ................   $  3,297,068    $  2,779,527
                                                ------------    ------------

Deferred Tax Liabilities:
Property and equipment ......................     (3,297,068)     (3,232,015)
                                                ------------    ------------
   Total Deferred Tax Liabilities ...........     (3,297,068)     (3,232,015)
                                                ------------    ------------

   Total Net Deferred Tax Liability .........   $         --    $   (452,488)
                                                ============    ============


         In August 1999, III Exploration completed the purchase of a majority interest in the Company from the Sellers. As a result of the Purchase, the Company's net operating loss carryforwards at the time of the transaction became subject to an annual limitation of approximately $848,000 under Section 382 of the Internal Revenue Code of 1986, as amended. Additionally, during 1999, the Company recognized a valuation allowance due to the uncertainty of realizing a portion of the Company's net operating loss carryforwards.

9.       DERIVATIVES, SALES CONTRACTS AND SIGNIFICANT CUSTOMERS:

DERIVATIVES AND SALES CONTRACTS

         The Company accounts for forward sales transactions as hedging activities and, accordingly, records all gains and losses in oil and natural gas revenues in the period the hedged production is sold. Included in oil revenue is a net loss of $144,000 in 1999, a net gain of $386,000 in 1998 and a net loss of $132,000 in 1997. Included in natural gas revenues in 1999 is a net loss of $187,000, and a net loss of $46,000 in 1997.

         During March of 1999, the Company liquidated a hedge contract covering 72,000 Bbls in the year 2000 for approximately $16,000.

         The Company has used various financial instruments such as collars, swaps and futures contracts in an attempt to manage its price risk. Monthly settlements on these financial instruments are typically based on differences between the fixed prices specified in the instruments and the settlement price of certain future contracts quoted on the NYMEX or certain other indices. The instruments used by the Company for oil hedges have not contained a contractual obligation which requires or allows the future physical delivery of the hedged products.

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997

         At December 31, 1999, the following hedge positions were in place.



Type                        Floor       Cap         Price        From            To        Volume
----                        ------     ------      -------      -------       --------     ------
Crude Oil Collar            $17.00     $20.00         NA         1/1/00       12/31/00     12,000 Bbl/Month

Crude Oil Swap                NA         NA        $ 20.05       1/1/00       6/30/00      12,000 Bbl/Month

Crude Oil Collar            $ 20.0     $23.00         NA         7/1/00       9/30/00      6,000 Bbl/Mo

Natural Gas Swap              NA         NA        $ 2.010      10/1/99       9/30/00      700 MMBtu/Day
(Questar Index)

Natural Gas Swap              NA         NA        $2.2275       8/1/99       3/31/00      1,000 MMBtu/Day
(Houston Ship Channel
Index)

Natural Gas Swap              NA         NA        $2.2425       4/1/00       3/31/01      1,000 MMBtu/Day

         Additional hedge positions were contracted subsequent to December 31, 1999.


Type                        Floor       Cap         Price        From            To        Volume
----                        ------     ------      -------      -------       --------     ------
Crude Oil Collar            $23.00     $31.70         NA         7/1/00       9/30/00      4,000 Bbl/Mo

Crude Oil Collar            $22.00     $27.00         NA        10/1/00       12/31/00     10,000 Bbl/Mo

         The Company has historically sold its oil production under long-term contracts calling for a purchaser posted price or NYMEX price and an adjustment deduction. These contracts have expired and have been extended or re-negotiated for shorter time periods. The Company currently markets its crude oil either month-to-month or a longer term basis up to six months. During the years ended December 31, 1999, 1998 and 1997, Company oil sales volumes totaled approximately 230 MBbls, 262 MBbls and 252 MBbls, respectively, at an average sales price per Bbl, exclusive of the impact of hedging, for each year of $16.53, $9.65 and $15.52, respectively.

         Natural gas in Utah is sold through a long-term contract because of the need for firm pipeline transportation. The contract expires June 2003. The price for the natural gas is based on an Inside FERC index. Natural gas in Texas is sold under an annual, renewable contract. A contract of this shorter duration is more valuable to the purchaser and, in turn, yields a better price to the Company. For the years ended December 31, 1999, 1998 and 1997, the Company sold 630 MMcf, 680 MMcf and 537 MMcf, respectively at an average price per Mcf, exclusive of the impact of hedging, for each year of $2.14, $2.01 and $2.08, respectively.

         There is a call on all of the Company's share of oil production from the Antelope Creek Field, which has priority over all other sales contracts. Under the terms of the Oil Production Call Agreement (the "Call Agreement"), which the Company assumed in connection with its acquisition of its initial interest in the Antelope Creek Field, a purchaser has the option to purchase all or any portion of the oil produced from the Antelope Creek field at the current market price for the gravity and type of oil produced and delivered by the Company. The Call Agreement was assumed by the Company on the date it acquired its interest in the Antelope Creek Field and has no expiration date. In the event the call option is exercised, the Company will not be penalized under its other sales contracts for failure to deliver volumes thereunder.

SIGNIFICANT CUSTOMERS

         The Company's revenues are derived principally from uncollateralized sales to customers in the oil and gas industry. The concentration of credit risk in a single industry affects the Company's overall exposure to credit risk because customers may be significantly affected by changes in economic and other conditions. In addition, the Company sells a significant portion of its oil and natural gas revenue each year to a few customers. Oil sales to two purchasers in 1999 were approximately 40% and 26% of total 1999 oil and gas revenues. Natural gas sales to two purchasers in 1999 were approximately 13% each of total 1999 oil and natural gas revenues. Oil sales to two purchasers in 1998 were

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


approximately 30% and 9% of total 1998 oil and gas revenues. Natural gas sales to one purchaser in 1998 were approximately 25% of total oil and natural gas revenues. Oil sales to three purchasers in 1997 were approximately 24%, 23% and 22% of total 1997 oil and gas revenues. Natural gas sales to one purchaser in 1997 were approximately 18% of total oil and natural gas revenues.

10.      FAIR VALUE OF FINANCIAL INSTRUMENTS:

         Because of their short-term maturity, the fair value of cash and cash equivalents, certificates of deposit, accounts receivable and accounts payable approximate their carrying values at December 31, 1999 and 1998. The fair value of the Company's bank borrowings approximate their carrying value because the borrowings bear interest at market rates. The fair value of the Company's subordinated loans approximate their carrying value because the loans bear interest at market rates and are reflected net of the value assigned to associated stock warrants. The Company does not have any investments in debt or equity securities as of December 31, 1999 or 1998. The fair value of the Company's outstanding oil price swap arrangement, described in the preceding note, has an estimated fair value of $857,000 and $648,000 at December 31, 1999 and 1998, respectively. These estimates are based on quoted market values.

11.      STOCK INCENTIVE PLAN:

DESCRIPTION OF PLAN

         The Board of Directors and the stockholders of the Company approved the adoption of the Company's 1997 Incentive Plan (the "1997 Incentive Plan") effective as of the completion of the Offering. The purpose of the 1997 Incentive Plan is to reward selected officers and key employees of the Company and others who have been or may be in a position to benefit the Company, compensate them for making significant contributions to the success of the Company and provide them with proprietary interest in the growth and performance of the Company. Participants in the 1997 Incentive Plan are selected by the Compensation Committee of the Board of Directors from among those who hold positions of responsibility and whose performance, in the judgment of the Compensation Committee, can have a significant effect on the success of the Company.

         In October 1998, the Board of Directors of the Company approved an amendment to the 1997 Incentive Plan, increasing the number of shares available for grant from 375,000 to 605,000. The amendment was approved by the stockholders of the Company at the annual stockholders meeting held on May 26, 1999. As of December 31, 1999, options have been granted to purchase 570,000 shares of Common Stock. Based upon the provisions of the 1997 Incentive Plan, all options outstanding at the Change of Control automatically vested. As a result, all 570,000 options granted under the 1997 Incentive Plan are currently vested.

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


         The following table summarizes information about Petroglyph's stock option activity between periods and the number of stock options which were outstanding, and those which were exercisable, as of December 31, 1999, 1998 and 1997.


                                           GRANT      EXPIRATION   EXERCISE      OPTIONS     OPTIONS        OPTIONS
                                           DATE          DATE       PRICE      AUTHORIZED     ISSUED        VESTED
                                         ---------- ------------- ---------- ------------- -------------- ----------
STOCK OPTIONS AUTHORIZED UNDER                                                    375,000
1997 INCENTIVE PLAN
Issued                                    11/1/97      11/1/07      $ 12.50                    337,000
                                                                                             ---------
       TOTAL OPTIONS AT 12/31/97                                                  375,000      337,000      18,722
                                                                               ==========    =========    ========
STOCK OPTIONS AUTHORIZED UNDER 1998                                               230,000
AMENDMENT TO 1997 INCENTIVE PLAN
Surrendered                                                         $ 12.50                    (23,000)
Issued                                   10/19/98     10/19/08      $  5.00                    280,000
       TOTAL OPTIONS AT 12/31/98                                                  605,000      594,000     140,000
                                                                               ===========   =========    ========
Surrendered                                                         $ 12.50
Surrendered                                                         $  5.00                    (70,000)
                                                                                             ---------
       TOTAL OPTIONS AT 12/31/99                                                  605,000      420,000     420,000
                                                                               ==========    =========    ========

         Pursuant to the 1997 Incentive Plan, participants will be eligible to receive awards consisting of (i) stock options, (ii) stock appreciation rights,
(iii) stock, (iv) restricted stock, (v) cash, or (vi) any combination of the foregoing. Stock options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonqualified stock options.

PRO FORMA EFFECT OF RECORDING STOCK-BASED COMPENSATION AT ESTIMATED FAIR VALUE (UNAUDITED)

         The following table presents the 1998 and 1997 pro forma loss available to common stock and loss per common share for the periods indicated as if stock-based compensation had been recorded at the estimated fair value of stock awards at the grant date, as prescribed by SFAS No. 123 (Note 2):


                                               YEAR ENDED               YEAR ENDED               YEAR ENDED
                                            DECEMBER 31, 1999        DECEMBER 31, 1998        DECEMBER 31, 1997
                                            -----------------        -----------------        -----------------
Loss available to common stock
     As reported                               $(1,566,568)             $(4,185,807)            $(2,412,634)
     Pro forma                                 $(2,262,549)             $(4,633,833)            $(2,492,007)


Loss per common share
     As reported, basic and diluted            $      (.29)             $      (.77)            $      (.73)
     Pro forma, basic and diluted              $      (.41)             $      (.85)            $      (.75)

                            PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997


         The fair value of the options, as determined using the Black-Scholes pricing model were $2.63 and $6.95 for the options issued during 1998 and 1997, respectively. The assumptions used in calculating the values are set forth in the following table:


                                               1998                  1997
                                            ----------            -----------
         Risk free interest rate               4.62%                  5.89%

         Expected life                       7 years                7 years

         Expected volatility                  43.59%                 45.24%

         Expected dividends                        0                      0


12.      COMMITMENTS AND CONTINGENCIES:

LEASES

         In the second quarter of 1999, the Company sold is compression equipment in Utah and Texas to Universal Compression, Inc. The Company then executed a Master Rental Contract whereby Universal Compression will supply equipment to meet the Company's natural gas compression requirements. The rental agreements provide for fixed monthly payments of $29,730 for three years in Utah and $19,780 for two years in Texas and annual redeterminations thereafter. In 1999 $415,860 in compressor rentals plus associated use taxes has been included in lease operating expense in the accompanying Statements of Operations.

         The Company leases offices and office equipment in its primary locations under non-cancelable operating leases. As of December 31, 1999, annual minimum future lease payments for all non-cancelable lease agreements, including compression, are $669,084, $436,231, and $118,920, for 2000, 2001, and 2002,
respectively.

         Exclusive of the compressor rentals discussed above, amounts incurred by the Company under operating leases (including renewable monthly leases) were $123,764, $91,042, and $53,383, in 1999, 1998, and 1997, respectively.

LITIGATION

         The Company and its subsidiaries are involved in certain litigation and governmental proceedings arising in the normal course of business. Company management and legal counsel do not believe that ultimate resolution of these claims will have a material effect on the Company's financial position or results of operations.

         Mark Lively v. Petroglyph Operating Company, Inc.


         Petroglyph is a defendant in a lawsuit filed on or about December 22, 1999 in the District Court of Huerfano County, Colorado, by Mark Lively, wherein Lively, among other things, seeks an order from the court evicting Petroglyph from a portion of Lively's property that contains four of Petroglyph's Raton Basin coalbed methane gas wells. Lively also seeks to recover attorney fees and costs incurred in connection with the lawsuit. The District Court has entered a judgment the effect of which was to award Lively a minority working interest in the minerals underlying the four wells, which judgment Petroglyph plans to appeal. Petroglyph continues to vigorously defend itself in this matter. Petroglyph does not believe a negative outcome in this matter would have a material adverse effect on Petroglyph's financial position or results of operations.



OTHER COMMITMENTS


         The Company has hedged a portion of its future production with crude oil collars based on a floor price and a ceiling price indexed to the NYMEX light crude future settlement price. Oil hedge contracts in place as of September 30, 2000 are:

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997



                        DURATION                         VOLUME              FLOOR      CEILING
                        --------                         ------              -----      -------
              October 2000 - December 2000          12,000 Bbl/month        $17.00       $20.00
              October 2000 - December 2000          10,000 Bbl/month        $22.00       $27.00



         The Company has contracted for the sale of its natural gas production and taken hedge positions to effect the following volumes and prices as of September 30, 2000:



                        DURATION                         VOLUME                     AVERAGE PRICE
                        --------                         ------                     -------------
               October 2000 - March 2001*            1,000 MMBtu/day          $2.2425 MMBtu ($2.39 Mcf)



         *The gas hedges were settled on October 19, 2000 in connection with the sale of the Texas properties.


         The Company uses price hedging arrangements and fixed price natural gas sales contracts as described above to reduce price risk on a portion of its oil and natural gas production.

         In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair market value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. With its current hedge contracts, management believes SFAS No. 133 will not have a material affect on the Company's financial position or results of operations.


         During July 1998, the Company entered into an agreement with Colorado Interstate Gas Company ("CIG") whereby CIG agreed to install approximately 37 miles of 10-inch steel pipeline from near Trinidad, Colorado to the Company's Raton Basin coalbed methane development area approximately 6 miles southwest of Walsenburg, Colorado. The pipeline was placed in service in January 1999 with a delivery capacity of approximately 50 MMcf per day and would provide the Company primary access to mid-continent markets for its future coalbed methane production. The Company has committed to pay CIG a minimum transportation charge equivalent to $0.325 per Mcf for the daily agreed volumes described below less $0.02 per Mcf for any unused transportation capacity beginning February 1, 1999 and ending January 31, 2011. The commitment begins at a minimum volume of 2,000 Mcf per day and increases after each three-month period by 1,000 Mcf per day, with a maximum commitment of 10,000 Mcf per day. At the end of the first two-year period the Company has the option to: 1) continue the agreement with a minimum volume of 16,000 Mcf per day, 2) increase the minimum volume to 32,000 Mcf per day, or 3) eliminate the commitment. The cost of eliminating the commitment is the cost of the pipeline ($6.4 million) less a credit applied for the Company's Raton Basin commercial gas production up to 16,000 Mcf per day. This cost could be applied as a credit to transportation elsewhere on CIG's system. The Company can reduce the minimum monthly commitment by selling its available pipeline capacity at market rates. Net commitment fees paid to CIG totaling $97,174 and $398,281 for the three-month and nine-month periods ending September 30, 2000, are reflected as lease operating expense in the Company's consolidated statements of operations.


ENVIRONMENTAL MATTERS

         The Company's operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997



regulations may require the acquisition of a permit or other authorization before construction of drilling commences and for certain other activities, limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas, and impose substantial liabilities for pollution resulting from the Company's operations. The permits required for various of the Company's operations are subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce compliance with their regulations, and violations are subject to fines or injunction, or both. In the opinion of management, the Company is in substantial compliance with current applicable environmental laws and regulations, and the Company has no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on the Company, as well as the oil and natural gas industry in general.

13.      SIGNIFICANT EVENTS

         On May 3, 2000, the Company received a proposal from Intermountain to purchase the approximately 2.7 million outstanding shares of common stock of Petroglyph that it does not already indirectly own through III Exploration for $2.20 per share. In response to the offer, an independent committee of the Petroglyph Board of Directors was formed (the "Special Committee"). The Special Committee was authorized by the Board of Directors to employ counsel and a financial advisor to evaluate the fairness of the offer, consider alternatives and handle all negotiations with Intermountain concerning the proposed purchase of the shares.

         At a meeting of the Board of Directors held on June 20, 2000, the Special Committee reported to the Board of Directors that, after negotiations between the Special Committee and representatives of Intermountain, Intermountain had increased its offer to $2.85 per share, and the Special Committee recommended that the Board of Directors approve the terms of a proposed merger agreement. The merger agreement was approved by the Board, subject to stockholder approval, and executed on June 20, 2000.


         As previously reported, the funding of the Company's 2000 development plans was dependent upon its ability to realize proceeds from future asset sales, replace its existing credit facility, raise equity capital and increase its operating cash flow, whether as a result of successful operations in the Uinta Basin and Raton Basin or from acquisitions. The Company's inability to obtain such funds has forced the Company to delay its 2000 development plans. During the first quarter of 2000, the Company continued to seek additional sources of financing, including selling assets and refinancing its senior credit facility or replacing its senior lender; however, the Company was unsuccessful through the second quarter of 2000.

         Additionally, on May 30, 2000, the Company was formally notified that The Chase Manhattan Bank ("Chase") had redetermined the borrowing base under the Company's credit agreement (the "Credit Agreement"), resulting in a reduction to $9.0 million. As a result of that redetermination, under the Credit Agreement the Company had 90 days to reduce the outstanding balance from $11.0 million to $9.0 million. The Company did not have sufficient cash to pay down the $2 million required by Chase in connection with the redetermination. Since the Company also had no assurance that Chase would provide the Company with a waiver if it was unable to reduce the balance by August 28, 2000, the Company asked III Exploration to provide the Company with financial assistance, which it subsequently agreed to do. As a result of its discussions with III Exploration, the Company authorized III Exploration to contact Chase regarding a possible guarantee of the Company's obligations under the Credit Agreement. Chase refused to accept III Exploration's guarantee and encouraged III Exploration to purchase the loan from Chase. As a result, on July 14, 2000, III Exploration's parent company, Intermountain, purchased at par the Company's outstanding indebtedness under the Credit Agreement and assumed Chase's rights and obligations under the Credit Agreement. Intermountain did not change any of the terms and conditions of the Credit Agreement. In the third quarter of 2000, Intermountain loaned the Company an additional $3.150 million to meet its current obligations. The Company has been advised that this advance was made in anticipation of the successful completion of the proposed merger with III Exploration and was specifically intended to preserve the Company's asset value for the period of time after the merger. The Company was further advised that any future advances that Intermountain may consider will only be made if Intermountain believes they are necessary to preserve the Company's asset value.

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997



        On June 8, 2000, the Company received $800,000 from III Exploration under the terms of an Agreement and Bill of Sale and Assignment of Proceeds, which assigned to III Exploration the rights from proceeds of oil and natural gas sales. The funds were used to cover past due accounts payable and hedge obligations. On June 28, 2000, $1 million was advanced from III Exploration under a similar assignment agreement to provide needed working capital until additional long-term financing could be arranged. Both advances were repaid from the proceeds of oil and natural gas sales.

         The Company has been advised that III Exploration intends to vote all of the shares of the Company's common stock in favor of the proposed merger with a subsidiary of III Exploration. As a result, the Company anticipates that the transaction will be approved. If however the merger is not completed for any reason, the Company will likely not be able to meet its credit obligations originally provided for under the Credit Agreement, which III Exploration's affiliate purchased, nor carry out its 2000 development plan since there can be no assurance that any additional financing will be available to the Company on acceptable terms or at all.

14.      SUPPLEMENTAL FINANCIAL INFORMATION ON OIL AND NATURAL GAS PRODUCING
         ACTIVITIES:

COSTS INCURRED RELATED TO OIL AND NATURAL GAS PRODUCING ACTIVITIES

         The following table summarizes costs incurred whether such costs are capitalized or expensed for financial reporting purposes (in thousands):

                                                  YEAR ENDED DECEMBER 31,
                                         ------------------------------------------
                                             1999           1998           1997
                                         ------------   ------------   ------------
Acquisition
     Unproved Properties .............   $  1,320,105   $  7,141,142   $  1,721,636
     Proved Properties ...............      7,120,952         42,533        147,387
Development ..........................      1,038,257     10,123,616     10,003,468
Exploration ..........................         38,640        192,526             --
Improved recovery costs ..............             --             --        895,317
                                         ------------   ------------   ------------
          Total ......................   $  9,517,954   $ 17,499,817   $ 12,767,808
                                         ============   ============   ============

PROVED RESERVES

         Independent petroleum engineers have estimated the Company's proved oil and natural gas reserves as of December 31, 1999, 1998 and 1997, all of which are located in the United States. Proved reserves are the estimated quantities that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are the quantities expected to be recovered through existing wells with existing equipment and operating methods. Due to the inherent uncertainties and the limited nature of reservoir data, such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimate. Revisions result primarily from new information obtained from development drilling and production history and from changes in economic factors.


STANDARDIZED MEASURE

         The standardized measure of discounted future net cash flows ("standardized measure") and changes in such cash flows are prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for oil and natural gas and year-end costs for estimated future development and

                             PETROGLYPH ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1999, 1998 AND 1997



production expenditures to produce year-end estimated proved reserves. Discounted future net cash flows are calculated using a 10% rate. Estimated future income taxes are calculated by applying year-end statutory rates to future pre-tax net cash flows, less the tax basis of related assets and applicable tax credits.

         The standardized measure does not represent management's estimate of the Company's future cash flows or the value of the proved oil and natural gas reserves. Probable and possible reserves, which may become proved in the future, are excluded from the calculations. Furthermore, year-end prices used to determine the standardized measure of discounted cash flows are influenced by seasonal demand and other factors and may not be the most representative in estimating future revenues or reserve data.


                                                          OIL           NATURAL GAS
                                                         (BBLS)             (MCF)
                                                     --------------    --------------
PROVED RESERVES (UNAUDITED):

December 31,1996 .................................        6,127,136
         Revisions ...............................          558,350        (2,895,611)
         Extensions, additions and discoveries ...        3,168,390         5,939,453
         Production ..............................         (251,631)         (537,466)
         Purchases of reserves ...................           10,245           269,323
         Sales in place ..........................         (156,675)         (892,712)
                                                     --------------    --------------

December 31,1997 .................................        9,455,815        20,695,450
         Revisions ...............................       (3,686,673)       (7,358,640)
         Extensions, additions and discoveries ...          937,164         2,835,622
         Production ..............................         (261,817)         (679,992)
         Purchases of reserves ...................               --                --
         Sales in place ..........................          (17,329)               --
                                                     --------------    --------------

December 31,1998 .................................        6,427,160        15,492,440
         Revisions ...............................        3,054,195         9,198,718
         Extensions, additions and discoveries ...               --           476,777
         Production ..............................         (229,651)         (630,186)
         Purchases of reserves ...................        9,236,996        18,894,461
         Sales in place ..........................               --                --
                                                     --------------    --------------

December 31,1999 .................................       18,488,700        43,432,210
                                                     ==============    ==============

PROVED DEVELOPED RESERVES:
December 31,1996 .................................          865,018         3,010,401
December 31,1997 .................................        4,742,028        10,839,164
December 31,1998 .................................        5,319,768        12,670,033
December 31,1999 .................................       10,459,030        24,320,120
                                                     ==============    ==============

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES (UNAUDITED)

                                                DECEMBER 31,
                             --------------------------------------------------
                                  1999              1998              1997
                             --------------    --------------    --------------
Future cash inflows ......   $  499,812,849    $   84,010,748    $  169,302,079
Future costs:
         Production ......     (108,699,353)      (25,826,978)      (50,913,842)
         Development .....      (44,729,910)       (5,823,801)      (19,151,264)
                             --------------    --------------    --------------
Future income tax ........     (113,359,897)       (8,767,729)      (22,247,206)
                             --------------    --------------    --------------
Future net cash flows ....      233,023,689        43,592,240        76,989,767
10% annual discount ......     (128,359,443)       19,398,715       (42,836,688)
                             --------------    --------------    --------------
Standardized Measure .....   $  104,664,246    $   24,193,525    $   34,153,079
                             ==============    ==============    ==============


CHANGES IN STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (UNAUDITED)


                                                                    DECEMBER 31,
                                                 --------------------------------------------------
                                                      1999              1998             1997
                                                 --------------    --------------    --------------
Standardized Measure, Beginning of Period ....   $   24,293,525    $   34,153,079    $   48,024,088
Revisions:
         Prices and costs ....................       41,769,947       (32,472,461)      (26,476,631)
         Quantity estimates ..................       38,374,712         2,814,596           380,840
         Accretion of discount ...............        2,905,978         4,346,915         6,484,830
         Future development cost .............      (13,125,359)        7,332,602        (1,869,101)
         Income tax ..........................      (41,752,296)        5,201,663         7,508,139
         Production rates and other ..........      (20,963,016)       (6,027,000)       (8,545,510)
                                                 --------------    --------------    --------------
                  Net revisions ..............        7,209,966       (18,803,685)      (22,517,433)
Extensions, additions and discoveries ........          555,914         6,061,487        12,757,280
Production ...................................       (1,499,116)       (2,132,680)       (3,372,040)
Development costs ............................          737,180         5,031,367                --
Purchases in place ...........................       73,466,777                --           397,644
Sales in place ...............................               --          (116,043)       (1,136,460)
                                                 --------------    --------------    --------------
         Net change ..........................       80,470,721        (9,959,554)      (13,871,009)
Standardized Measure, End of Period ..........   $  104,664,246    $   24,193,525    $   34,153,079
                                                 ==============    ==============    ==============

         Year-end weighted average oil prices used in the estimation of proved reserves and calculation of the standardized measure were $22.37, $8.04 and $13.46 per Bbl at December 31, 1999, 1998, and 1997, respectively. Year-end weighted average gas prices were $1.99, $2.09 and $2.03 per Mcf at December 31, 1999, 1998, and 1997, respectively.


         The Company uses hedging strategies to minimize the Company's exposure to product price risk. The impact of hedging contracts is reflected in the Company's reserve report. The 1999 and 1998 weighted average oil prices include the impact of hedging contracts in pricing assumptions in place at December 31, 1999 and 1998 for those projected barrels under contract. The weighted average oil price, excluding hedges would have been $22.41 in 1999 and $7.80 in 1998.

                                                                      APPENDIX A

                               AGREEMENT AND PLAN
                                    OF MERGER
                                  (AS AMENDED)




                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                             III EXPLORATION COMPANY

                                       AND

                             PETROGLYPH ENERGY, INC.



                            Dated as of June 20, 2000

         AGREEMENT AND PLAN OF MERGER, dated as of June 20, 2000, by and between III Exploration Company, an Idaho corporation ("IIIX"), and Petroglyph Energy, Inc., a Delaware corporation ("Petroglyph").

         WHEREAS, IIIX desires to acquire the entire equity interest in Petroglyph and to provide for the payment of $2.85 per share in cash for all shares of the common stock, par value $.01 per share, of Petroglyph (the "Petroglyph Common Stock") not held by IIIX; and

         WHEREAS, IIIX intends to contribute shares of Petroglyph Common Stock held by it to a Delaware corporation to be formed for the purpose of effecting such transaction ("Acquisition") and to acquire in exchange therefor the common stock of Acquisition; and

         WHEREAS, the Board of Directors of Petroglyph, upon the recommendation of the special committee established to consider the fairness of the transaction contemplated by this Agreement (the "Special Committee"), has unanimously approved, and deems advisable and in the best interests of its stockholders, the merger of Acquisition with and into Petroglyph in accordance with Section 251 of the Delaware General Corporation Law (the "DGCL") and upon the terms, and subject to the conditions, of this Agreement (the "Merger");

         NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I.

                                   The Merger

         Section 1.1. Formation of Acquisition. Before consummation of the Merger, IIIX shall incorporate and organize Acquisition and contribute to Acquisition, in exchange for the common stock of Acquisition, shares of Petroglyph Common Stock owned by it and constituting at least a majority of the shares of Petroglyph Common Stock outstanding.


                                 APPENDIX A - 1

                  Section 1.2. The Merger. At the Effective Time (as hereinafter defined), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, Acquisition shall be merged with and into Petroglyph, the separate existence of Acquisition shall cease, and Petroglyph shall continue as the surviving corporation (the "Surviving Corporation"). The Merger shall have the effects as provided by the DGCL and other applicable law.

                  Section 1.3. Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article V, Acquisition and Petroglyph shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger") executed in such form as required by and in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or at such other time as shall be permissible in accordance with the DGCL and as Acquisition and Petroglyph shall agree and as specified in the Certificate of Merger (the time the Merger shall have become effective being the "Effective Time").

                  Section 1.4. Closing. The closing of the Merger (the "Closing") shall take place telephonically or at the offices of Morris, Laing, Evans, Brock & Kennedy, Chtd., Fourth Floor, 200 West Douglas, Wichita, Kansas 67202 at 10:00 a.m. (central time) on the date that is no later than the business day after the satisfaction of the conditions provided in Article V, or at such other time and place as Acquisition and Petroglyph shall agree (the "Closing Date").

                  Section 1.5. Certificate of Incorporation; By-laws; Officers and Directors. Pursuant to the Merger: (a) the Certificate of Incorporation and By-laws of Petroglyph as in effect immediately before the Effective Time shall be the Certificate of Incorporation and By-laws of the Surviving Corporation after the Merger, until thereafter changed or amended as provided therein and in accordance with applicable law; (b) the directors of Petroglyph shall be the directors of the Surviving Corporation after the Merger and until the earlier of their death, resignation or removal or until their respective successors shall have been duly elected or appointed and qualified; and (c) the officers of Petroglyph immediately before the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors shall have been duly elected or appointed and qualified.

                  Section 1.6. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of Acquisition, Petroglyph or the holders of any shares of Petroglyph Common Stock or any other capital stock of Petroglyph:

                           (a) Common Stock of Acquisition. Each share of Common
Stock, par value $.01 per share, of Acquisition (the "Acquisition Common Stock") that shall be issued and outstanding immediately before the Effective Time shall be converted into and become one share of the Common Stock, par value $.01 per share, of the Surviving Corporation (the "Surviving Corporation Common Stock").

                           (b) Common Stock of Petroglyph. Subject to Sections
1.6(c), 1.6(d), 1.6(e), 1.7 and 1.8, each share of Petroglyph Common Stock that is issued and outstanding immediately before the Effective Time shall be converted into and become the right to receive the sum (the "Merger Consideration") of $2.85 in cash and, when so converted, shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Petroglyph Common Stock shall, to the extent such certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the Merger Consideration allocable to the shares formerly represented by such certificate upon surrender of such certificate in accordance with Section 1.9.

                           (c) Cancellation of Treasury Stock. Each share of
Petroglyph Common Stock that shall be owned immediately before the Effective Time by Petroglyph or any Subsidiary (as hereinafter defined) of Petroglyph that constitutes treasury stock in the hands of the holder thereof, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto. The term "Subsidiary" means any corporation, joint venture, partnership, limited liability company or other entity of which Petroglyph, directly or indirectly, owns or controls capital stock (or other equity interests) representing more than fifty percent of the general voting power of such entity under ordinary circumstances.


                                 APPENDIX A - 2

                           (d) Petroglyph Common Stock Held by Acquisition. Each
share of Petroglyph Common Stock that shall be owned immediately before the Effective Time by Acquisition shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor, and Acquisition shall cease to have any rights with respect to any certificates representing any such shares.

                           (e) Petroglyph Common Stock Subject to Incentive
Plan. Each share of Petroglyph Common Stock issued pursuant to Petroglyph's 1997 Incentive Plan (as amended, the "Petroglyph Incentive Plan") that is outstanding immediately before the Effective Time (whether or not vested), and each share of Petroglyph Common Stock that has been issued prior to the Effective Time upon exercise of Petroglyph Options (as defined below) granted under the Petroglyph Incentive Plan shall be converted into and become the right to receive the Merger Consideration in accordance with Section 1.6(b).

                  Section 1.7. Dissenting Shares

                           (a) Notwithstanding anything in this Agreement to the
contrary, shares of Petroglyph Common Stock outstanding immediately before the Effective Time and held by a holder who shall have demanded and perfected such holder's right to appraisal of such shares in accordance with Section 262 of the DGCL ("Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration, but the holder thereof shall instead be entitled to such rights as are afforded under the DGCL with respect to such holder's Dissenting Shares, unless such holder shall fail to perfect or shall withdraw or otherwise lose such holder's right to appraisal.

                           (b) If any holder of shares of Petroglyph Common
Stock who shall demand appraisal of such holder's shares pursuant to the DGCL shall fail to perfect or shall withdraw or otherwise lose such holder's right to appraisal, at the later of the Effective Time or upon the occurrence of such event, the Dissenting Shares of such holder shall be converted into and represent the right to receive the Merger Consideration, without interest thereon, in accordance with Section 1.6(b).

                           (c) Petroglyph shall give IIIX and, after its
formation, Acquisition (i) prompt notice of any written demand for appraisal or payment of the fair value of any shares of Petroglyph Common Stock, withdrawals of such demands, and any other instruments served pursuant to the DGCL received by Petroglyph and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Petroglyph shall not voluntarily make any payment with respect to any demand for appraisal and shall not, except with the prior written consent of IIIX or Acquisition, settle or offer to settle any such demands.

                  Section 1.8. Treatment of Stock Options and Stock Appreciation Rights. Petroglyph shall take all actions necessary to provide that each outstanding and unexercised stock option or stock appreciation right (collectively, the "Petroglyph Options") granted under the Petroglyph Incentive Plan, whether or not exercisable or vested, shall be terminated in accordance with the Petroglyph Incentive Plan prior to the Effective Time.

                  Section 1.9. Exchange of Certificates.

                           (a) Exchange Agent. Before the Effective Time,
Petroglyph shall appoint a bank or trust company to act as exchange agent (the "Exchange Agent") for the payment of the Merger Consideration. As of the Effective Time, Acquisition shall deposit with the Exchange Agent, for the benefit of the holders of shares of Petroglyph Common Stock, for exchange in accordance with this Section 1.9, the aggregate amount of cash payable pursuant to Section 1.6(b) hereof in exchange for outstanding shares of Petroglyph Common Stock (the "Exchange Fund").

                           (b) Exchange Procedures. Promptly after the Effective
Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates, which immediately before the Effective Time shall have represented outstanding shares of Petroglyph Common Stock, whose shares shall have been converted into the right to receive cash pursuant to Section 1.6(b), a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates representing such shares of Petroglyph Common Stock shall pass,


                                 APPENDIX A - 3
only upon delivery of the certificates representing such shares of Petroglyph Common Stock to the Exchange Agent and shall be in such form and have such other provisions not inconsistent with this Agreement as the Exchange Agent may reasonably specify), and instructions for use in effecting the surrender of the certificates representing such shares of Petroglyph Common Stock, together with a duly executed (if required) letter of transmittal, in exchange for the Merger Consideration. Upon surrender to the Exchange Agent of a certificate or certificates formerly representing shares of Petroglyph Common Stock and acceptance thereof by the Exchange Agent, the holder thereof shall be entitled to the amount of cash into which the number of shares of Petroglyph Common Stock formerly represented by such certificate or certificates surrendered shall have been converted pursuant to this Agreement. The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. After the Effective Time, there shall be no further transfer on the records of Petroglyph or its transfer agent of certificates representing shares of Petroglyph Common Stock and, if such certificates shall be presented to Petroglyph for transfer, they shall be canceled against delivery of the Merger Consideration allocable to the shares of Petroglyph Common Stock represented by such certificate or certificates. If any Merger Consideration is to be remitted to a name other than that in which the certificate for the Petroglyph Common Stock surrendered for exchange is registered, it shall be a condition of such exchange that the certificate so surrendered shall be properly endorsed, with signature guaranteed, or otherwise in proper form for transfer and that the person requesting such exchange shall pay to Petroglyph, or its transfer agent, any transfer or other taxes required by reason of the payment of the Merger Consideration to a name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of Petroglyph or its transfer agent that such tax shall have been paid or shall not be applicable. Until surrendered as contemplated by this
Section 1.9, each certificate for shares of Petroglyph Common Stock shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration allocable to the shares represented by such certificate as contemplated by Section 1.6(b). No interest will be paid or will accrue on any amount payable as Merger Consideration.

                           (c) No Further Ownership Rights in Petroglyph Stock.
The Merger Consideration paid upon the surrender for exchange of certificates formerly representing shares of Petroglyph Common Stock in accordance with the terms of this Section 1.9 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Petroglyph Common Stock formerly represented by such certificates.

                           (d) Termination of Exchange Fund. Any portion of the
Exchange Fund (including any interest and other income received by the Exchange Agent in respect of all such funds) that shall remain undistributed to the holders of the certificates formerly representing shares of Petroglyph Common Stock for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of shares of Petroglyph Common Stock before the Merger who have not theretofore complied with this
Section 1.9 shall thereafter look only to the Surviving Corporation, and only as general creditors thereof, for payment of their claim for Merger Consideration to which such holders may be entitled.

                           (e) No Liability. No party to this Agreement shall be
liable to any Person (as hereinafter defined) in respect of any amount from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. The term "Person" means any individual, entity, corporation, partnership, trust or unincorporated organization or any government or any agency or political subdivision thereof.

                           (f) Lost Certificates. If any certificate or
certificates formerly representing shares of Petroglyph Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate or certificates to be lost, stolen or destroyed, and if required by the Surviving Corporation, the posting by such Person of a bond in such amount as the Surviving Corporation may reasonably require as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Section 1.9.

                           (g) Withholding Rights. The Surviving Corporation and
the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Petroglyph Common Stock such amounts as the Surviving Corporation or the Exchange Agent shall be required to deduct and withhold under the United States Internal Revenue Code of 1986, as amended, or any provision


                                 APPENDIX A - 4
of state, local or foreign tax law with respect to the making of such payment. To the extent that amounts are so withheld by the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Petroglyph Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or the Exchange Agent.

                  Section 1.10. Proxy Statement and Schedule 13E-3.

                           (a) Petroglyph shall prepare, in consultation with
IIIX, the Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934 (the "Exchange Act") (the "Proxy Statement") to be distributed to holders of the Petroglyph Common Stock for the purpose of soliciting proxies for use at the annual or special meeting of stockholders of Petroglyph (the "Stockholders Meeting") at which the adoption of this Agreement and the approval of the transactions contemplated thereby shall be sought. In the Proxy Statement, subject to the fiduciary duties of its Board of Directors or of the directors constituting the Special Committee (as determined by such directors in good faith after consultation with counsel), Petroglyph shall recommend to its stockholders the approval of the Merger, this Agreement and the transactions contemplated hereby. Petroglyph shall file the Proxy Statement with the SEC as soon as is reasonably practicable after the date hereof and shall use all reasonable efforts to respond to comments from the SEC and to cause the Proxy Statement to be mailed to Petroglyph's stockholders at the earliest practicable time.

                           (b) None of the information to be supplied by
Petroglyph for inclusion in the Proxy Statement shall, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement shall, as of its date, comply as to form in all material respects with all applicable laws, including the Exchange Act, and the rules and regulations thereunder. Petroglyph shall not mail, amend or supplement the Proxy Statement unless the Proxy Statement or any amendment or supplement thereof shall be satisfactory in content to IIIX in the exercise of its reasonable judgment.

                           (c) As soon as practicable after the date of this
Agreement, IIIX and Petroglyph shall file with the SEC, and shall use their reasonable best efforts to cause any of their respective affiliates engaging in this transaction to file with the SEC, a Rule 13e-3 Transaction Statement on
Schedule 13E-3 under the Exchange Act (the "Schedule 13E-3 Transaction Statement") with respect to the Merger. Each of the parties hereto shall agree to use its reasonable best efforts to cooperate and to provide each other with such information as any of such parties may reasonably request in connection with the preparation of the Proxy Statement and the Schedule 13E-3 Transaction Statement. Each party hereto shall promptly supplement, update and correct any information provided by it for use in the Proxy Statement and the Schedule 13E-3 Transaction Statement if and to the extent that such information shall be or shall have become incomplete, false or misleading.

                  Section 1.11. Additional Agreements and Provisions. Upon the terms and subject to the conditions of this Agreement and subject to the fiduciary duties of the directors of Petroglyph or of the directors constituting the Special Committee (as determined by such directors in good faith after consultation with counsel), each of the parties hereto shall use its commercially reasonable best efforts to take, or cause to be taken, all additional action and to do, or cause to be done, all additional things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either Petroglyph or Acquisition, the proper officers and directors of each corporation that is a party to this Agreement shall take all such necessary action. The parties hereto shall use their respective best efforts to challenge any action brought against any of the parties hereto seeking a temporary restraining order or preliminary or permanent injunctive relief which would prohibit, or materially interfere with, the consummation of the transactions contemplated by this Agreement.


                                 APPENDIX A - 5

                                  ARTICLE II.

                  Representations and Warranties of Petroglyph

  Petroglyph hereby represents and warrants to IIIX and Acquisition as follows:

                  Section 2.1. Organization of Petroglyph and its Subsidiaries. Each of Petroglyph and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all the requisite corporate power and authority to carry on its business as now being conducted and to own, lease, use and operate the properties owned and used by it. Each of Petroglyph and its Subsidiaries is qualified and in good standing to do business in each jurisdiction in which the nature of its business requires it to be so qualified, except to the extent the failure to be so qualified has not had, and would not reasonably be expected to have, a Material Adverse Effect. The term "Material Adverse Effect" means a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Petroglyph and its Subsidiaries, taken as a whole.

                  Section 2.2. Capitalization of Petroglyph; Ownership. The authorized capital stock of Petroglyph consists of 25,000,000 shares of Petroglyph Common Stock, of which 6,458,333 shares are issued and outstanding as of the date hereof, and 5,000,000 shares of preferred stock, of which 292,915 shares have been designated as Series A Convertible Preferred Stock 262,588 shares of which are issued and outstanding as of the date hereof. All the issued and outstanding shares of capital stock of Petroglyph are duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. Except for outstanding Petroglyph Options to purchase an aggregate of no more than 420,000 shares of Petroglyph Common Stock and as disclosed on Schedule 2.2 hereto, there are no outstanding options, warrants or other rights of any kind to acquire (including preemptive rights) any additional shares of capital stock of Petroglyph or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares, nor is Petroglyph committed to issue any such option, warrant, right or security. After the Merger, Petroglyph will not have any obligation to issue, transfer or sell any shares of its capital stock or other securities of Petroglyph pursuant to any employee benefit plan or otherwise.

                  Section 2.3. Subsidiaries of Petroglyph. All shares of capital stock of each Subsidiary have been validly issued and are fully paid and non-assessable. There are no outstanding options, warrants or other rights of any kind to acquire (including preemptive rights) any additional equity interests of any Subsidiary or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any additional equity interests of any Subsidiary, nor is any Subsidiary committed to issue any such option, warrant, right or security. Other than the Subsidiaries referred to in this Section 2.3, Petroglyph does not own, directly or indirectly, any equity interest in any other corporation, joint venture, partnership, limited liability company or other entity.

                  Section 2.4. Authorization. Petroglyph has all requisite corporate power and authority to enter into this Agreement and, subject to any necessary approval of the Merger by the stockholders of Petroglyph, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Petroglyph (other than the approval of this Agreement and the transactions contemplated hereby by the stockholders of Petroglyph). The Board of Directors of Petroglyph has unanimously adopted resolutions approving this Agreement and the Merger, and has determined that the terms of the Merger are fair to, and in the best interests of, Petroglyph and its stockholders. Petroglyph has taken all action necessary to exempt the Merger and the other transactions contemplated hereby with IIIX, Acquisition and their affiliates from the operation of the "Business Combination Statute" at Section 203 of the DGCL. This Agreement has been duly executed and delivered by Petroglyph and, assuming the due authorization, execution and delivery hereof by IIIX, constitutes the valid and binding obligation of Petroglyph, enforceable against Petroglyph in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally or by general equitable principles.

                  Section 2.5. Fairness Opinion and Approval by the Special Committee. On or before the date hereof, the Special Committee (i) determined that the Merger is fair to and in the best interest of the stockholders of Petroglyph other than IIIX (the "Public Stockholders") and (ii) recommended that the Board of Directors of Petroglyph



                                 APPENDIX A - 6
approve this Agreement and such transactions. The Special Committee has received an opinion of Prudential Securities Incorporated to the effect that the consideration to be received by the Public Stockholders in the Merger is fair to such stockholders from a financial point of view.

                  Section 2.6. Brokers and Finders Neither Petroglyph nor any Subsidiary has employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's or similar fee or commission in connection therewith or upon the consummation thereof.

                  Section 2.7. SEC Documents; Undisclosed Liabilities. Petroglyph has filed all required reports, schedules, forms, statements and other documents with the Securities and Exchange Commission (the "SEC") since January 1, 1998 (the "SEC Documents"). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SEC Documents. Except to the extent that information contained in any SEC Document has been revised or superseded by a later filed SEC Document, as of their respective dates none of the SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Petroglyph included in the SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by applicable instructions or regulations of the SEC relating to the preparation of quarterly reports on Form 10-Q) applied on a consistent basis during the period involved (except as may be indicated in the notes thereto) and fairly present the financial position of Petroglyph as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

                  Section 2.8. Absence of Certain Changes or Events. Except as disclosed in the SEC Documents filed and publicly available before the date of this Agreement or as discussed at any duly called meeting of the Board of Directors of Petroglyph at which a quorum was present, since the date of the most recent audited financial statements included in the filed SEC Documents, Petroglyph has conducted its business only in the ordinary course, and there has not been any material adverse change in the business or financial condition of Petroglyph and its subsidiaries taken as a whole.

                  Section 2.9. Taxes.

                           (a) Except as set forth in Schedule 2.9, (i) each of
Petroglyph and its Subsidiaries has timely filed with the appropriate governmental authorities all Tax Returns (as hereinafter defined) required to be filed by or with respect to it or its operations or assets, and such Tax Returns are true, correct and complete, (ii) all Taxes (as hereinafter defined) due with respect to taxable years for which each of Petroglyph's and its Subsidiaries' Tax Returns were filed, all Taxes required to be paid on an estimated or installment basis, and all Taxes required to be withheld with respect to each of Petroglyph and its Subsidiaries or its employees, operations or assets have been timely paid or, if applicable, withheld and paid to the appropriate taxing authority in the manner provided by law, (iii) the reserve for Taxes set forth on the balance sheet of each of Petroglyph and its Subsidiaries as of December 31, 1999 is adequate in all material respects for the payment of all Taxes through the date thereof and no Taxes have been incurred after December 31, 1999 which were not incurred in the ordinary course of business, (iv) there are no liens for Taxes upon the assets of any of Petroglyph or its Subsidiaries, (v) no federal, state, local or foreign audits, administrative proceedings or court proceedings are pending with regard to any Taxes or Tax Returns of any of Petroglyph or its Subsidiaries, and there are no outstanding deficiencies or assessments asserted or proposed, and any such proceedings, deficiencies or assessments shown in Schedule 2.9 are being contested in good faith through appropriate proceedings, and each of Petroglyph and its Subsidiaries has made available to Acquisition copies of all revenue agent reports (or similar reports) and related schedules relating to pending income tax audits of each of Petroglyph and its Subsidiaries, (vi) there are no outstanding agreements, consents or waivers extending the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against any of Petroglyph or its Subsidiaries, or with respect to its operations or assets, no power of attorney granted by any of Petroglyph or its Subsidiaries with respect to any matter relating to Taxes is currently in force, and each of Petroglyph and its Subsidiaries is not a party to any agreement providing for the


                                 APPENDIX A - 7
allocation or sharing of Taxes and (vii) the federal income Tax Returns of each of Petroglyph and its Subsidiaries have been examined by the IRS (or the applicable statutes of limitations for the assessment of federal income Taxes for such periods have expired) for all periods through and including December 31, 1996.

                           (b) Each of Petroglyph and its Subsidiaries has not
filed a consent to the application of Section 341(f) of the Internal Revenue Code of 1986, as amended (the "Code").

                           (c) Each of Petroglyph and its Subsidiaries is not
and has not been a United States real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(ii) of the Code.

                           (d) Except as set forth in Schedule 2.9, each of
Petroglyph and its Subsidiaries is not a party to any agreement, contract or arrangement that could result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of section 280G of the Code.

                           (e) For purposes of this Agreement, "Taxes" means all
taxes, charges, fees, levies or other assessments imposed by any United States federal, state, or local taxing authority or by any non-U.S. taxing authority, including but not limited to, income, gross receipts, excise, property, sales, use, transfer, payroll, license, ad valorem, value added, withholding, social security, national insurance (or other similar contributions or payments), franchise, estimated, severance, stamp, and other taxes (including any interest, fines, penalties or additions attributable to or imposed on or with respect to any such taxes, charges, fees, levies or other assessments).

                           (f) For purposes of this Agreement, "Tax Return"
means any return, report, information return or other document (including any related or supporting information and, where applicable, profit and loss accounts and balance sheets) with respect to Taxes.

                                  ARTICLE III.

                     Representations and Warranties of IIIX

          IIIX hereby represents and warrants to Petroglyph as follows:

                  Section 3.1. Organization and Authority of Acquisition. At the Effective Time, Acquisition will be a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Acquisition will be incorporated solely for the purpose of merging with and into Petroglyph and taking action incident thereto. Except for obligations or liabilities incurred in connection with the transactions contemplated by this Agreement or in connection with its organization, at the Effective Time Acquisition will not have incurred any obligations or liabilities or engaged in any business activities of any kind.

                  Section 3.2. Authorization. IIIX has, and Acquisition will have, all corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been (or in the case of Acquisition, will be) duly authorized by all requisite partnership or corporate action on the part of IIIX and Acquisition. This Agreement has been duly executed and delivered by IIIX and, assuming the due authorization, execution and delivery hereof by Petroglyph, constitutes the valid and binding obligation of IIIX, enforceable against IIIX in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally or by general equitable principles. Upon consummation of the Assignment (as hereinafter defined), assuming the due authorization, execution and delivery hereof by Petroglyph, this Agreement will constitute the valid and binding obligation of Acquisition, enforceable against Acquisition in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or similar laws affecting creditors' rights generally or by general equitable principles.


                                 APPENDIX A - 8

                  Section 3.3 Brokers and Intermediaries. IIIX has not, and Acquisition will not have, employed any broker, finder, advisor or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to a broker's, finder's, or similar fee or commission in connection therewith or upon the consummation thereof. Any such fees shall be the liability of IIIX or Acquisition.

                  Section 3.4. Proxy Statement. None of the information to be supplied by IIIX or Acquisition for inclusion in the Proxy Statement will, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

                  Section 3.5. Financing. IIIX has on the date hereof, and anticipates that at the Closing it will have, such funds as are necessary for the consummation by Acquisition of the Merger as contemplated hereby.

                                   ARTICLE IV.

                        Certain Covenants and Agreements

                  Section 4.1. Announcement. None of Petroglyph, IIIX or Acquisition shall issue any press release or otherwise make any public statement with respect to this Agreement and the transactions contemplated hereby without the prior consent of the others (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable law or stock exchange regulation. Notwithstanding anything in this Section 4.1 to the contrary, Acquisition, IIIX and Petroglyph shall, to the extent practicable, consult with each other before issuing, and provide each other the opportunity to review and comment upon, any such press release or other public statement with respect to this Agreement and the transactions contemplated hereby, whether or not required by law.

                  Section 4.2. Notification of Certain Matters. Petroglyph shall give prompt notice to IIIX and Acquisition, and IIIX and Acquisition shall give prompt notice to Petroglyph, of (a) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or before the Effective Time and (b) any material failure of Petroglyph, or of IIIX or Acquisition, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.3 shall not limit or otherwise affect the remedies available hereunder to the party or parties receiving such notice.

                  Section 4.3. Directors' And Officers' Indemnification.

                           (a) The Certificate of Incorporation and the By-laws
of the Surviving Corporation shall contain the provisions with respect to indemnification and limitation of liability of directors and officers set forth in Petroglyph's Certificate of Incorporation and By-laws on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or before the Effective Time were directors or officers of Petroglyph, unless such modification shall be required by law.

                           (b) IIIX or the Surviving Corporation shall maintain
in effect for six years from the Effective Time policies of directors' and officers' liability insurance containing terms and conditions which shall not be less advantageous to the insured (as defined under the Petroglyph Insurance Policies (as hereinafter defined)) than any such policies of Petroglyph currently in effect on the date of this Agreement (the "Petroglyph Insurance Policies"), with respect to matters occurring before the Effective Time, to the extent available, and having the maximum available coverage under any such Petroglyph Insurance Policies; provided, that in no event shall the Surviving Corporation be required to pay annual premiums for insurance under this Section 4.3(b) in excess of 200% of the annual premiums currently paid by Petroglyph and provided further, however, that if the annual premiums for such insurance coverage exceed 200% of the annual premiums currently paid by Petroglyph, the Surviving Corporation shall be obliged to obtain


                                 APPENDIX A - 9
a policy with the greatest coverage that can be obtained for premiums that are 200% of the annual premiums currently paid by Petroglyph.

                  Section 4.4. Stockholders Meeting. Petroglyph shall seek and solicit the requisite vote of stockholders at the Stockholders Meeting for the adoption and approval of this Agreement and the transactions contemplated hereby. IIIX shall vote all shares of Petroglyph Common Stock owned by it, and shall cause Acquisition to vote any and all shares of Petroglyph Common Stock that Acquisition may own, at the Stockholders Meeting in favor of the adoption and approval of this Agreement and the transactions contemplated hereby.

                  Section 4.5. Obligations of Acquisition. IIIX shall take all actions necessary to cause Acquisition to perform its obligations in accordance with the terms, and subject to the conditions, of this Agreement.

                  Section 4.6. Petroglyph Interim Operations. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, Petroglyph shall (except to the extent that IIIX shall otherwise have previously consented in writing) carry on its business and the business of its Subsidiaries in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, pay, to the extent it is able, its debts and taxes when due (unless debts and taxes are subject to a dispute that Petroglyph is reasonably and actively seeking to resolve), pay or perform, to the extent it is able, other obligations when due (unless such obligations are the subject of a dispute that Petroglyph is actively seeking to resolve) and, to the extent consistent with such businesses, use its reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees, to maintain in effect all material foreign, federal, state and local licenses, approvals and authorizations, including, without limitation, all material licenses and permits that are required for Petroglyph or any of its Subsidiaries to carry on its business and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving Petroglyph's goodwill and ongoing business at the Effective Time, and shall refrain from taking such action that would cause any of the conditions contained in Article V hereof not to be satisfied; provided, however, that the parties hereby acknowledge that Petroglyph currently has a negative net cash working capital position of approximately $2 million. Without limiting the generality of the foregoing, except as otherwise contemplated by this Agreement, from the date hereof until the Effective Time, without the prior written consent of IIIX, Petroglyph shall not, nor shall it permit any Subsidiary to:

                           (a) acquire or dispose of (by merger, consolidation,
acquisition of stock or assets or otherwise), directly or indirectly, any assets, other than (i) pursuant to agreements that are in effect as of the date hereof and that have been disclosed to IIIX in writing prior to the date hereof,
(ii) assets used in the ordinary course of business, including sales of oil and gas products, in a manner that is consistent with past practice or (iii) approved by the Petroglyph Board of Directors; or

                           (b) incur, assume or guarantee any indebtedness for
borrowed money other than pursuant to Petroglyph's credit facility with Chase Manhattan Bank (up to amounts available under such credit facility on the date hereof);

provided, however, that the parties hereby acknowledge that Petroglyph, with the approval of IIIX, intends to seek additional debt financing.

                                   ARTICLE V.

                              Conditions Precedent

                  Section 5.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or before the Closing Date of each of the following conditions (any of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable law):



                                APPENDIX A - 10

                           (a) No Injunction or Proceeding. No preliminary or
permanent injunction, temporary restraining order or other decree of a court, legislature or other agency or instrumentality of federal, state or local government (a "Governmental Entity") shall be in effect, no statute, rule or regulation shall have been enacted by a Governmental Entity and no action, suit or proceeding by any Governmental Entity shall have been instituted or threatened, which shall prohibit the consummation of the Merger or shall materially challenge the transactions contemplated hereby.

                           (b) Consents. Except for the filing of the
Certificate of Merger, all consents, approvals and authorizations of and filings with Governmental Entities required for the consummation of the transactions contemplated hereby shall have been obtained or effected or filed.

                           (c) Approval of Holders of Petroglyph Common Stock.
This Agreement and the Merger shall have been adopted by the affirmative vote or written consent of a majority of the shares of Petroglyph Common Stock outstanding.

                           (d) Consent of Chase Manhattan Bank. Chase Manhattan
Bank, as lender under the Credit Agreement, dated as of September 30, 1998, between Chase Manhattan Bank and Petroglyph, shall have consented to the Merger.

                           (e) Recommendation of the Special Committee. The
Special Committee shall not have withdrawn its recommendation that (i) the Merger is fair to and in the best interest of the Public Stockholders and (ii) the Board of Directors of Petroglyph approve this Agreement and such transactions.

                  Section 5.2. Conditions to the Obligation of Petroglyph to Effect the Merger. The obligation of Petroglyph to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions before or at the Closing Date:

                           (a) Representations and Warranties. The
representations and warranties of IIIX contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time, and Petroglyph shall have received a certificate of the President of IIIX to that effect.

                           (b) Agreements. IIIX and Acquisition shall have
performed and complied in all material respects with all their undertakings and agreements required by this Agreement to be performed or complied with by them before or at the Closing Date.

                  Section 5.3. Conditions to the Obligation of Acquisition to Effect the Merger. The obligation of Acquisition to effect the Merger is further subject to the satisfaction or waiver of each of the following conditions before or at the Closing Date:

                           (a) Representations and Warranties. The
representations and warranties of Petroglyph contained in this Agreement shall be true and correct in all material respects at and as of the Effective Time as though made at and as of the Effective Time, and Acquisition shall have received a certificate of the President and Chief Executive Officer of Petroglyph to that effect.

                           (b) Agreements. Petroglyph shall have performed and
complied in all material respects with all of undertakings and agreements required by this Agreement to be performed or complied with by it before or at the Closing Date.

                           (c) No Material Adverse Change. Except as set forth
in the Petroglyph SEC Reports filed on or before the date of this Agreement or as discussed at any duly called meeting of the Board of Directors of Petroglyph at which a quorum was present, since December 31, 1999 there shall not have been any material adverse change in the business, assets, liabilities, results of operations or financial condition of Petroglyph and its Subsidiaries, taken as a whole.


                                APPENDIX A - 11

                           (d) Appraisal Rights. The holders of not more than
10% of the issued and outstanding shares of Petroglyph Common Stock shall have exercised their rights to dissent from the Merger in accordance with Section 262 of the DGCL and pursuant to Section 1.7 of this Agreement.

                           (e) Indebtedness of Petroglyph. Except as otherwise
provided in this Agreement or approved by IIIX, the gross aggregate amount of all indebtedness (including, without limitation, capitalized leases (but specifically excluding any obligations under Petroglyph's agreements with Colorado Interstate Gas), senior subordinated notes issued to IIIX, Petroglyph's credit facility with Chase Manhattan Bank and the loan agreement between Petroglyph and IIIX, and all accrued and unpaid interest on such amounts) of Petroglyph and its Subsidiaries shall not, on the Closing Date, exceed $19 million.

                                  ARTICLE VI.

                        Termination, Amendment and Waiver

                  Section 6.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time, whether before or after stockholder approval thereof:

                           (a) by the mutual written consent of IIIX (or
Acquisition, after its formation) and Petroglyph (with the approval of the Special Committee);

                           (b) by either IIIX (or Acquisition, after its
formation) or Petroglyph (with the approval of the Special Committee), in each case by written notice to the other, if:

                                    (i) the Merger shall have not been
consummated on or before September 15, 2000; provided, however, that the right to terminate this Agreement under this Section 6.1(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; or

                                    (ii) the Special Committee shall have
withdrawn, or modified or changed in any manner adverse to Acquisition its approval of this Agreement or the Merger after having concluded to do so in good faith after consultation with independent legal counsel that there is a reasonable probability that the failure to take such action would result in a violation of its fiduciary obligations under applicable law.

                  Section 6.2. Effect of Termination. If this Agreement shall be terminated as provided in Section 6.1, this Agreement shall become null and void, and there shall be no liability on the part of IIIX, Acquisition or Petroglyph (except as set forth in Section 7.2 hereof, which shall survive any termination of this Agreement); provided, however, that nothing herein shall relieve any party from any liability or obligation with respect to any breach of this Agreement.

                  Section 6.3. Amendment. This Agreement may be amended in writing by the parties hereto; provided, however, that any amendment of this Agreement after approval by the stockholders of Petroglyph at the Stockholders Meeting that, in the judgment of the Special Committee, shall adversely affect in any material respect the rights of stockholders under this Agreement shall require the prior approval of the stockholders of Petroglyph.

                  Section 6.4. Waiver. At any time before the Effective Time, whether before or after the approval of the holders of Petroglyph Common Stock referred to in Section 5.1(c) hereof, either party may (i) extend the time for the performance of any of the obligations or other acts of the other party hereto or (ii) waive compliance with any of the agreements of the other party or fulfillment of any conditions to its own obligations hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

                  Section 6.5. Approval of Special Committee Required. The approval of the Special Committee shall be required for (i) any amendment or modification of this Agreement that adversely affects in any material respect the rights of stockholders under this Agreement, (ii) any waiver of any condition to the obligations of Petroglyph under Sections 5.1(e), 5.2(a) or 5.2(b) hereof and (iii) any waiver of Petroglyph's rights under this Agreement.



                                APPENDIX A - 12

                                  ARTICLE VII.

                                  Miscellaneous

                  Section 7.1. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, and neither IIIX, Acquisition or Petroglyph, nor any of their respective officers, directors or employees or stockholders, shall have any liability whatsoever with respect to any such representation or warranty after such time. This Section 7.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

                  Section 7.2. Expenses. Except as contemplated by this Agreement, all costs and expenses incurred in connection with the Agreement and the consummation of the transactions contemplated hereby shall be the obligation of the party incurring such expenses. All costs and expenses incurred by IIIX or Acquisition in connection with the Agreement and the consummation of the transactions contemplated hereby shall, after the Effective Time, be obligations of the Surviving Corporation.

                  Section 7.3. Applicable Law. This Agreement shall be governed by the law of the State of Delaware without regard to the laws that might apply under otherwise applicable choice-of-law principles.

                  Section 7.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by reputable overnight air courier, two business days after being so sent; (c) if sent by telecopy transmission, with a copy mailed on the same day in the manner provided in clauses (a) or (b) above, when transmitted and receipt is confirmed by telephone; or (d) if otherwise actually personally delivered, when delivered, and shall be sent or delivered as follows:

If to Petroglyph, to:

c/o Petroglyph Energy, Inc.
1302 N. Grand
Hutchinson, KS  67501
Attention: Robert C. Murdock
President
Facsimile: (316) 665-0687


with copies (which shall not constitute notice) to:

Roger Walter, Esq.
Morris, Laing, Evans, Brock &
Kennedy, Chtd.
800 S.W. Jackson, Ste. 914
Topeka, KS  66612
Facsimile: (785) 232-9883

and

Craig N. Adams, Esq.
Thompson & Knight LLP
1700 Pacific Avenue, Suite 3300
Dallas, Texas  75201
Facsimile: (214) 969-1751


                                APPENDIX A - 13

If to IIIX or Acquisition, to:

c/o Intermountain Industries, Inc.
555 S. Cole Road
P.O. Box  7608
Boise, ID  83707
Facsimile: (208) 377-6097

with copies (which shall not constitute notice) to:

Roger D. Blanc, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019
Facsimile:  (212) 728-8111

and

Eugene C. Thomas
Moffatt, Thomas. Barrett, Rock & Fields, Chtd.
US Bank Plaza Building
101 S. Capitol Blvd., 10th Floor
Boise, ID  83701-0829
Facsimile:  (208) 385-5384

Such names and addresses may be changed by such notice.

                  Section 7.5. Entire Agreement. This Agreement (including the documents and instruments referred to herein) contains the entire understanding of the parties hereto with respect to the subject matter contained herein, and supersedes and cancels all prior agreements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

                  Section 7.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any either party hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that promptly following the formation of Acquisition, IIIX shall assign to Acquisition (the "Assignment") its rights, interests and obligations hereunder, and Acquisition shall assume and succeed to such rights, interests and obligations; provided that such assignment shall not relieve IIIX of its obligations to cause the Merger to be consummated pursuant to and in accordance with the terms of this Agreement. This
Section 7.6 shall survive any termination of this Agreement.

                  Section 7.7. Headings; References. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                  Section 7.8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall be considered one and the same agreement.

                  Section 7.9. No Third-Party Beneficiaries. Except as provided in Sections 1.9 and 4.3, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies under or by reason of this Agreement.

                  Section 7.10. Severability; Enforcement. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or


                                APPENDIX A - 14
affecting the validity or unenforceability of any of the terms or provisions of this Agreement in any other jurisdiction and such provision shall be deemed to have been replaced in such jurisdiction by the provisions enforceable in such jurisdiction that shall most nearly express the intent and achieve the commercial effect of the unenforceable provision. If any provision of this Agreement is so broad as to be unenforceable, the provisions shall be interpreted to be only so broad as is enforceable.



                      [THE NEXT PAGE IS THE SIGNATURE PAGE]



                                APPENDIX A - 15

         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                        PETROGLYPH ENERGY, INC.


                                        By: /S/ ROBERT C. MURDOCK
                                            ------------------------
                                            Name:  Robert C. Murdock
                                            Title: President


                                        III EXPLORATION COMPANY


                                        By: /S/ WILLIAM C. GLYNN
                                            ------------------------
                                            Name:  William C. Glynn
                                            Title: President






                [SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]






                                APPENDIX A - 16

                                                                  EXECUTION COPY

                               AMENDMENT NO. 1 TO
                          AGREEMENT AND PLAN OF MERGER

         THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER (this "Amendment") is made and entered into as of August 24, 2000, by and between III Exploration Company, an Idaho corporation ("IIIX") and Petroglyph Energy, Inc., a Delaware corporation company ("Petroglyph").

                                    RECITALS

         WHEREAS, on June 20, 2000, IIIX and Petroglyph entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL (such term, and other capitalized terms used in this Amendment without being otherwise defined having the meanings assigned thereto in the Merger Agreement), IIIX and Petroglyph have agreed to consummate the Merger; and

         WHEREAS, IIIX and Petroglyph now desire to amend certain terms contained in the Merger Agreement.

         NOW, THEREFORE, in consideration of the foregoing premises, and the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

                  1. Section 1.5 of the Merger Agreement is hereby amended by deleting clause (b) in its entirety and adding the following in place thereof:

                  "(b) the board of directors of the Surviving Corporation immediately following the consummation of the Merger shall be comprised of the directors of Petroglyph immediately prior to the consummation of the Merger plus an additional 6 or more directors to be designated by IIIX prior to the consummation of the Merger (and the By-laws of Petroglyph shall be amended as promptly as practicable after the date hereof to permit the expansion of the board of directors to up to fifteen members); and"

                  2. Section 6.1(a)(i) of the Merger Agreement is hereby amended by deleting the date "September 15, 2000" and replacing it with "November 30, 2000."

                  3. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto, it being understood that each party hereto need not sign the same counterpart.



                                APPENDIX A - 17

                  4. Except as expressly modified hereby, all of the representations, warranties, terms, covenants, conditions and other provisions of the Merger Agreement shall remain in full force and effect in accordance with their respective terms, and the provisions in
         Article VII of the Merger Agreement shall apply to this Amendment.



                  [Remainder of Page Intentionally Left Blank]


                                APPENDIX A - 18

         IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their duly authorized respective officers, as of the date first above written.




                                       III EXPLORATION COMPANY



                                       By: /S/ WILLIAM C. GLYNN
                                           ----------------------
                                       Name:  William C. Glynn
                                       Title: President

                                       PETROGLYPH ENERGY, INC.



                                       By: /S/ ROBERT C. MURDOCK
                                           ----------------------
                                       Name:  Robert C. Murdock
                                       Title: President



                                APPENDIX A - 19

                               AMENDMENT NO. 2 TO
                          AGREEMENT AND PLAN OF MERGER

         THIS AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER (this "Amendment") is made and entered into as of November 22, 2000, by and between III Exploration Company, an Idaho corporation ("IIIX"), and Petroglyph Energy, Inc., a Delaware corporation company ("Petroglyph").

                                    RECITALS

         WHEREAS, on June 20, 2000, IIIX and Petroglyph entered into an Agreement and Plan of Merger, as amended by amendment dated August 24, 2000 (the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the DGCL (such term, and other capitalized terms used in this Amendment without being otherwise defined, having the meanings assigned thereto in the Merger Agreement), IIIX and Petroglyph have agreed to consummate the Merger; and

         WHEREAS, IIIX and Petroglyph now desire to amend certain terms contained in the Merger Agreement.

         NOW, THEREFORE, in consideration of the foregoing premises, and the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

                  1. Section 5.3 of the Merger Agreement is hereby amended by deleting clause (e) in its entirety and adding the following in place thereof:

                  "(e) Indebtedness of Petroglyph. Except as otherwise provided in this Agreement or approved by IIIX, the gross aggregate amount of all indebtedness (including, without limitation, capitalized leases (but specifically excluding any obligations under Petroglyph's agreements with Colorado Interstate Gas), senior subordinated notes issued to IIIX, Petroglyph's credit facility with Intermountain Industries, Inc. (formerly with Chase Manhattan Bank) and the loan agreement between Petroglyph and IIIX, and all accrued and unpaid interest on such amounts) of Petroglyph and its Subsidiaries shall not, on the Closing Date, exceed $26 million.

                  2. Section 6.1(a)(i) of the Merger Agreement is hereby amended by deleting the date "November 30, 2000" and replacing it with "December 31, 2000."

                  3. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto, it being understood that each party hereto need not sign the same counterpart.



                                APPENDIX A - 20

                  4. Except as expressly modified hereby, all of the representations, warranties, terms, covenants, conditions and other provisions of the Merger Agreement shall remain in full force and effect in accordance with their respective terms, and the provisions in
         Article VII of the Merger Agreement shall apply to this Amendment.

                  [Remainder of Page Intentionally Left Blank]



                                APPENDIX A - 21

         IN WITNESS WHEREOF, the undersigned have caused this Amendment to be executed by their duly authorized respective officers, as of the date first above written.




                               III EXPLORATION COMPANY



                               By: /s/ WILLIAM C. GLYNN
                                  ----------------------
                               Name:  William C. Glynn
                               Title: President

                               PETROGLYPH ENERGY, INC.



                               By: /s/ ROBERT C. MURDOCK
                                  ----------------------
                               Name:  Robert C. Murdock
                               Title: President




                                APPENDIX A - 22

                                                                      APPENDIX B

                                FAIRNESS OPINION
                                       OF
                       PRUDENTIAL SECURITIES INCORPORATED


                                        Prudential Securities Incorporated
                                        One New York Plaza, New York, NY 10292
                                        (212) 778-1000




PRIVATE AND CONFIDENTIAL

                                                                   June 19, 2000

Special Committee of the Board of Directors
Petroglyph Energy, Inc.
1302 North Grand
Hutchinson, KS  67501

Members of the Special Committee of the Board of Directors:

         We understand that III Exploration Company, an Idaho corporation ("IIIX"), and Petroglyph Energy, Inc., a Delaware corporation (the "Company"), propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") whereby IIIX will acquire all the issued and outstanding shares of Company common stock, per value $.01 per share ("Company Common Stock") (other than Company Common Stock owned by IIIX or its affiliates), for $2.85 per share in cash (the "Cash Consideration") by forming a Delaware corporation ("Merger Sub") and merging Merger Sub with and into the Company (the "Merger").

         You have requested our opinion as to the fairness, from a financial point of view, of the Cash Consideration to be received by the stockholders of the Company (other than IIIX and its affiliates) in the Merger.

         In conducting our analysis and arriving at the opinion expressed herein, we have reviewed such materials and considered such financial and other factors we deemed relevant under the circumstances, including:

         (i) the offer letter from Intermountain Industries, Inc., sole stockholder of IIIX, dated May 3, 2000;

         (ii)     an amendment to the offer letter dated May 16, 2000;

         (iii)    a draft of the Merger Agreement dated June 14, 2000;

         (iv) certain historical financial, operating and reserve data concerning the Company including, but not limited to: (a) the Annual Report on Form 10-K for the fiscal year ended December 31, 1999; (b) the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000; (c) the Proxy Statement for the Annual Meeting of Stockholders held on May 31, 2000;
                  (d) the Proxy Statement for the Special Meeting of Stockholders held on February 15, 2000;


                                 APPENDIX B - 1

                  (e) the Company's reserve report audited by Lee Keeling & Associates as of January 1, 2000; (f) the Company's internal reserve reports as of January 2000 and April 2000; and (g) the Company's acquired property reserve report as of July 1, 1999.

         (v) certain information relating to the Company, including financial forecasts for the fiscal years 2000 through 2002, prepared by the management of the Company;

         (vi) publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed comparable to the Company or otherwise relevant to our inquiry;

         (vii) the financial terms of certain recent transactions, including "going private" transactions, we deemed relevant to our inquiry;

         (viii) the historical stock prices and trading volumes of Company Common Stock; and

         (ix) such other financial studies, analyses and investigations that we deemed appropriate.

         We have assumed, with your consent, that the draft of the Merger Agreement, which we reviewed will conform in all material respects to that document when in final form.

         We have met with the senior management of the Company to discuss: (i) the past and current operating and financial condition of the Company; (ii) the prospects for the Company; (iii) their estimates of the Company's future financial performance; and (iv) such other matters that we deemed relevant.

         In connection with our review and analysis and in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information that is publicly available or was provided to us by the Company and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company.

         With respect to certain financial forecasts provided to us by senior management of the Company, we have assumed that such information (and the assumptions and bases therefor) represents senior management's best currently available estimate as to the future financial performance of the Company. Our opinion is necessarily based on economic, financial and market conditions as they exist and can only be evaluated as of the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof.

         Our opinion does not address nor should it be construed to address the relative merits of the Merger or alternative business strategies that may be available to the Company. In addition, our opinion does not address the fairness of the Merger to IIIX with regard to the 3,753,392 shares of Company Common Stock currently owned by IIIX or the 150,000 shares of Company Common Stock issuable upon exercise of warrants owned by IIIX.

         As you know, we have been retained by the Company to render this opinion and will receive a fee upon rendering this opinion. In the past, we have provided financing and advisory services to the Company and have received fees for such services. In the ordinary course of business we may actively trade the shares of Company Common Stock for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.



                                 APPENDIX B - 2

         This letter and the opinion expressed herein are for the use of the Special Committee of the Board of Directors of the Company. This opinion does not constitute a recommendation to the stockholders of the Company as to how such stockholders should vote regarding the Merger or as to any other action such stockholders should take regarding the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent; except that the Company may include this opinion in its entirety in any proxy statement or other document distributed to the Company's stockholders and filed with the Securities and Exchange Commission.

         Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Cash Consideration to be received by the stockholders of the Company (other than IIIX and its affiliates) in the Merger is fair from a financial point of view.


                                Very truly yours,

                                /s/ HOWARD W. HOUSE

                                PRUDENTIAL SECURITIES INCORPORATED







                                 APPENDIX B - 3

                                                                      APPENDIX C

                        DELAWARE APPRAISAL RIGHTS STATUTE


(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to 8 Del. C. Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section Section 251 (other than a merger effected pursuant to 8 Del. C. Section 251(g) of this title), Section 252, Section 254, Section 257, Section 258, Section 263 or 8 Del. C. Section 264 of this title:

         (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of 8 Del. C. Section 251 of this title.

         (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Section Section 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                  a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                  b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                  c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

         (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under 8 Del. C. Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.


                                 APPENDIX C - 1

(d)      Appraisal rights shall be perfected as follows:

         (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

         (2)      If the merger or consolidation was approved pursuant to
                  Section 228 or 8 Del. C. Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections


                                 APPENDIX C - 2

         (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection
         (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection
         (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such


                                 APPENDIX C - 3
         stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.



                                 APPENDIX C - 4